SHARE PURCHASE AGREEMENT

        by and among:

Tenable Network Security Ireland Limited,
as Purchaser;
Alsid SAS,
as the Company;
the SHAREholders of the company,
as Sellers;
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
as Sellers’ Representative.

Dated as of February 10, 2021

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12.15 Parties in Interest	87
12.16 Entire Agreement	88
12.17 Disclosure Schedule	88
12.18 Conflict of Interest	88
12.19 Attorney-Client Privilege	89
12.20 Construction	89

Exhibits and Schedules
EXHIBIT A    Certain Definitions
Annex 1 to Exhibit A    Persons Whose Knowledge is Imputed to the Company
EXHIBIT B        Form of Escrow Agreement
EXHIBIT C        Form of Release
EXHIBIT D        Form of Joinder Agreement
Exhibit E        Form of Option Surrender Agreement
Annex I        Accounting Principles
SCHEDULE 1        Key Employees
Schedule 2        Illustrative Closing Working Capital Amount
SCHEDULE 1.6(c)        Closing Consideration Spreadsheet
SCHEDULE 6.6(a)        Agreements to be Terminated as of the Closing
SCHEDULE 6.6(b)        Securityholders Agreements to Terminate as of the Closing
SCHEDULE 6.9        Payoff Letters
Schedule 7.1(a)(iv)    Undertakings
Schedule 7.1(d)        Consents and Notices
SCHEDULE 8.3(b)        Required Third Party Consents
SCHEDULE 12.1    Specified Individuals

SHARE Purchase Agreement
This SHARE Purchase Agreement (this “Agreement”) is made and entered into as of February 10, 2021, by and among: (a) Tenable Network Security Ireland Limited, an Irish private company limited by shares (“Purchaser”); (b) Alsid SAS, a société par actions simplifiée organized under the laws of France, with a share capital of €189,221 euros, having its registered office at 106 boulevard Haussmann, Paris, France, and registered with the Paris Trade and Companies Registry under the number 820 862 340 (the “Company”); (c) each of the shareholders, the UK optionholder and warrantholders of the Company identified on the signature pages hereto or joined to this Agreement pursuant to a Joinder Agreement following exercises of Warrants and the UK Company Option during the Pre-Closing Period (collectively, the “Sellers” and each, a “Seller”); and (d) Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the Sellers’ Representative. Certain capitalized terms used in this Agreement are defined in Exhibit A.
Recitals
A.    Sellers collectively own all of the (a) issued and outstanding shares of the Company which consist of, as at the date hereof, (i) 95,163 Ordinary Shares; (ii) 30,489 Series Seed Preferred Shares; and (iii) 63,569 Series A Preferred Shares (all issued and outstanding Ordinary Shares, Series Seed Preferred Shares, Series A Preferred Shares and Warrant Shares being collectively referred to as the “Shares”), and (b) all of the outstanding Warrants, which consist of 3,890 BSA, 23,619 BSPCE, (c) 58,732 BSA Ratchet, and (d) 1,554 Company Options (all issued and outstanding Shares as at the date hereof and all the Shares issuable after the date of this Agreement pursuant to the exercise of such Warrants and the UK Company Option being collectively referred to as the “Sale Shares”).
B.    Upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to acquire from Sellers all of the Sale Shares of, and Sellers desire to sell to Purchaser all of the Sale Shares (the sale and purchase of the Shares pursuant to the terms of this Agreement being referred to as the “Share Purchase”).
C.    As an inducement to Purchaser to enter into this Agreement and consummate the Contemplated Transactions, concurrently with the execution and delivery of this Agreement to each of the individuals listed on Schedule 1 to this Agreement (each such individual, a “Key Employee”) is countersigning an employment agreement previously provided to such Key Employee by Purchaser (an “Employment Agreement”) describing the employment arrangement between the Company and such Key Employee, which shall become effective at the Closing.
Agreement
The parties to this Agreement, intending to be legally bound, agree as follows:
1.    Purchase and Sale
1.1    Warrants and UK Company Option.
(a)    Exercise of Warrants and UK Company Option Before Closing. Each Person who holds (i) the UK Company Option or (ii) a Warrant as of the date of this Agreement or who acquires or is issued, granted, allocated, or becomes a holder through any other means of a Warrant during the Pre-Closing Period (either (i) or (ii), a “Warrantholder”) shall exercise all exercisable Warrants and/or the UK Company Option held by such Warrantholder in full no later than the Closing Date (but immediately prior to the Closing) (such date, the “Warrant Exercise Expiration Date”); provided that draft documentation with respect to such exercise shall have been delivered to Purchaser no later than the second Business Day before the Closing. At the Closing, but effective immediately prior to the Closing, Purchaser shall pay or cause to be paid to the Company, on behalf of the relevant Warrantholders, in immediately available funds (in euros), (less the BSPCE 2017 Reserved Amount) the exercise price of each Warrant and UK Company Option that is exercised pursuant to the immediately preceding sentence (the aggregate euro amount required to be paid by Purchaser to the Company with respect to all Warrants and/or the UK Company Option that are exercised by all Warrantholders pursuant to this Section 1.1(a) being referred to as the “Aggregate Exercise Amount”). Immediately following the payment of the Aggregate Exercise Amount to the Company, (i) the Company shall issue to each Warrantholder the number of Shares issuable pursuant to the Warrants or UK Company Option, as applicable, exercised by such Warrantholder in accordance with this Section 1.1(a) (each such Share being referred to as a “Warrant Share”) and (ii) each Warrantholder shall have a debt towards Purchaser equal to the exercise price of the Warrants or UK Company Option, as applicable, so exercised in accordance with this Section 1.1(a) (the “Warrantholder Receivable”) which will reduce the amount payable to such Warrantholder pursuant to Section 2.3(a)(i).
(b)    Unexercised Warrants. All parties to this Agreement (including all Warrantholders) agree that, notwithstanding anything to the contrary in this Agreement or in any UK Company Option, Warrant or Warrant Plan, each Warrant or UK Company Option that has not been exercised by the Warrant Exercise Expiration Date shall automatically lapse, terminate and cease to be exercisable after the Warrant Exercise Expiration Date, with no payment due in respect thereof.
1.2    Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (following the issuance of Warrant Shares pursuant to Section 1.1(a)), in exchange for the payments set forth in Sections 1.1(a) and 1.3, each Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from such Seller, all of the Sale Shares held by such Seller, in each case, free and clear of all Liens and with the benefit of all rights of whatsoever nature attaching or accruing to such Sale Shares at Closing Date. Purchaser shall not be obligated to complete the purchase and transfer of any Sale Shares unless the sale and transfer of all of the Sale Shares is completed simultaneously.
1.3    Consideration for Sale Shares. The consideration payable by or on behalf of Purchaser to each Seller, for each Sale Share held by such Seller shall be such Seller’s portion of the Closing Consideration applicable to such Sale Share as set forth in the Closing Consideration Spreadsheet; in each case, subject to Sections 1.5, 1.6, 1.7, 1.8, 9 and 12.1(e) (including for the avoidance of doubt, any adjustment for the holdback and delivery of the Indemnity Escrow Amount, Adjustment Escrow Amount, Special Escrow Amount and Expense Fund, as applicable) plus such Seller’s ratable portion of any amounts payable from such Indemnity Escrow Amount, Adjustment Escrow Amount, Special Escrow Amount and Expense Fund Amount, as applicable, or any other amounts payment to the Sellers hereunder, in each case, calculated in accordance with the Closing Consideration Spreadsheet.
1.4    Company Options.
(a)    Prior to the Closing, the Company shall take or cause to be taken any and all actions reasonably necessary under all Company Options and the Company Option Plans to cause the Company Options to be treated as provided in this Section 1.4.

(b)    Each vested Company Option (including any outstanding and not vested and exercisable as of immediately prior to the Closing that shall become fully vested and exercisable as of such time, subject to the consummation of the Contemplated Transactions) that is outstanding immediately prior to the Closing with an exercise price per share that is less than the Closing Consideration payable per Ordinary Share (an “In-the-Money Company Option”) shall automatically be canceled and terminated as of the Closing and converted into the right of the Company Optionholder thereof to receive the following:
(i)    the amount, if any, equal to the product of (1) the difference of (A) the Closing Consideration payable per Ordinary Share, minus (B) the applicable exercise price per Ordinary Share subject to such In-the-Money Company Option (the aggregate euro amount required to be paid by Purchaser to the Company with respect to such In-the-Money Company Option being referred to as the “Aggregate Option Exercise Amount”), multiplied by (2) the number of Ordinary Shares subject to such In-the-Money Company Option, in each case, in cash and without interest and payable as provided in Section 1.4(c) subject to Sections 1.5, 1.6, 1.7, 1.8, 9 and 12.1(e) (subject to, for the avoidance of doubt, any adjustment for the holdback and delivery of the Indemnity Escrow Amount, Adjustment Escrow Amount, Special Escrow Amount and Expense Fund, as applicable) (the aggregate amount payable at Closing under this Section 1.4(b)(i), as provided in the Closing Consideration Spreadsheet, the “Aggregate Company Option Closing Amount”);
(ii)    plus, such Company Optionholder’s ratable portion of any amounts payable from such Indemnity Escrow Amount, Adjustment Escrow Amount, Special Escrow Amount and Expense Fund Amount, as applicable, or any other amounts payable to the Sellers hereunder, in each case, calculated in accordance with the Closing Consideration Spreadsheet.
(c)    At the Closing, Purchaser shall pay to the Company an amount equal to the Aggregate Company Option Closing Amount by wire transfer of immediately available funds to the account of the Company identified in the Closing Consideration Spreadsheet. Subject to Section 1.4(d), all payments of the applicable portion of the Aggregate Company Option Closing Amount to each Company Optionholder shall be made (without interest) by the applicable Acquired Company to such Company Optionholder in accordance with the ordinary payroll or accounts payable policies and procedures of the Company, as applicable, to each Company Optionholder who has executed an Option Surrender Agreement in the form attached hereto as Exhibit E.
(d)    From and after the Closing, each In-the-Money Company Option shall be deemed, for all corporate purposes, to evidence only the rights in this Section 1.4. Each Company Option that is outstanding immediately prior to the Closing and is not an In-the-Money Company Option shall automatically be canceled and terminated as of the Closing without the right of the holder thereof to receive any consideration (with no payment being made hereunder related thereto).
1.5    Escrow Contribution.
(a)    Escrow Funding. At the Closing, Purchaser shall withhold (i) from the consideration that would otherwise be payable to each Indemnitor pursuant to Sections 1.3 and 1.4 and deliver to the Escrow Agent an aggregate amount equal to such Indemnitor’s Pro Rata Share of the Indemnity Escrow Amount and Adjustment Escrow Amount and (ii) from the consideration that would otherwise be payable to each Institutional Seller pursuant to Sections 1.3 and 1.4 and deliver to the Escrow Agent an aggregate amount equal to such Institutional Seller’s Investor Share of the Special Escrow Amount.
(b)    Escrow Agreement. The Escrow Fund: (i) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of an escrow agreement to be entered into by and among Purchaser, the Sellers’ Representative and the Escrow Agent on the Closing Date, in substantially the form of Exhibit B (the “Escrow Agreement”); (ii) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. Neither the Escrow Fund (or any portion thereof), nor any beneficial interest therein may be pledged, subjected to any Lien, sold, assigned or transferred by any Indemnitor.
1.6    Closing Consideration, Closing Balance Sheet; Closing Consideration Spreadsheet.
(a)    Closing Consideration. The aggregate consideration payable at Closing (such amount, the “Closing Consideration”) for all the Sale Shares shall be:
(i)    USD $98,000,000 (the “Aggregate Consideration”);
(ii)    plus, the Aggregate Exercise Amount;
(iii)    plus, the Aggregate Option Exercise Amount;
(iv)    plus, the Closing Cash Amount, as set forth in the Closing Consideration Spreadsheet;
(v)    plus, the Working Capital Surplus Amount, as set forth in the Closing Consideration Spreadsheet;
(vi)    minus, the Working Capital Shortfall Amount, as set forth in the Closing Consideration Spreadsheet;
(vii)    minus, the Closing Indebtedness Amount, as set forth in the Closing Consideration Spreadsheet;
(viii)    minus, the Company Transaction Expense Amount, as set forth in the Closing Consideration Spreadsheet;
(the net amount of the items set forth in clauses (iv)-(viii) of the foregoing, the “Estimated Adjustment Amount”).
(b)    Estimate Delivery. At least three Business Days prior to the Closing Date, the Company shall prepare in good faith and deliver to Purchaser (i) an estimated Closing Balance Sheet and (ii) an estimated Closing Consideration Spreadsheet containing all of the information identified on Schedule 1.6(c), together with such additional supporting information and backup calculations in reasonable detail to support the calculation of the amounts set forth therein; provided that after the delivery of the foregoing and prior to the first Business Day prior to the Closing Date, the Company shall consider in good faith any reasonable comments and revisions provided by Purchaser (and any such comments and revisions incorporated by the Company shall be deemed included in the Closing Balance Sheet and/or Closing Consideration Spreadsheet, delivered in accordance with Section 1.6(c)).
(c)    Closing Balance Sheet; Closing Consideration Spreadsheet. On the Closing Date but prior to the Closing, the Company shall deliver to Purchaser (i) balance sheets of the Acquired Companies as of the Closing Date (the “Closing Balance Sheet”) in a form consistent with past practices of the Company, and (ii) a spreadsheet, in substantially the form and containing the information set forth on Schedule 1.6(c) (the “Closing Consideration Spreadsheet”), in each case, together with such additional supporting information and backup calculations in reasonable detail to support the calculation of the amounts set forth therein.
(d)    Accounting Principles; Working Capital. The Closing Balance Sheet and Closing Consideration Spreadsheet shall: (i) be prepared in accordance with the Accounting Principles and Schedule 1.6(c); and (ii) set forth all of the information in reasonable detail necessary to calculate the Closing Cash Amount, the Closing Indebtedness Amount, the Company Transaction Expense Amount, and the Closing Working Capital Amount (including the Working Capital Surplus Amount (if any) or the Working Capital Shortfall Amount (if any) as a result thereof) in a manner consistent with the definitions thereof and otherwise in accordance with the terms of this Agreement.
1.7    Post-Closing Adjustments.
(a)    Closing Statement.
(i)    Within 90 days following the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Purchaser’s good faith determination of: (i) each of the Closing Cash Amount, the Closing Indebtedness Amount, the Working Capital Surplus Amount (if any), the Working Capital Shortfall Amount (if any), and the Company Transaction Expense Amount (each, an “Adjustment Amount”); and (ii) any Upwards Adjustment Amount or Downwards Adjustment Amount resulting therefrom, together with such additional reasonable supporting information and backup calculations to support of the calculation of the amounts set forth therein.
(ii)    The Closing Statement shall: (i) be prepared in accordance with the Accounting Principles and Schedule 1.6(c); and (ii) set forth all of the information reasonably necessary to calculate the Closing Cash Amount, the Closing Indebtedness Amount, the Company Transaction Expense Amount and the Closing Working Capital Amount (including the Working Capital Surplus Amount (if any) or the Working Capital Shortfall Amount (if any) as a result thereof) in a manner consistent with the definitions thereof and otherwise in accordance with the terms of this Agreement.
(b)    Objection Period. The Sellers’ Representative shall have 30 days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Purchaser shall grant the Sellers’ Representative access at reasonable times (including for the avoidance of doubt, normal local business hours) and upon reasonable advance notice to the books, records (including, subject to customary access letters, work papers, schedules, memoranda and other documents) and supporting data and relevant employees, accountants and other advisors of the Company relating to the calculation of the Adjustment Amount set forth in the Closing Statement as requested by the Sellers’ Representative in connection with its review of the Closing Statement, provided that such access would not be in breach of any applicable COVID-19 Measures and does not unreasonably interfere with the normal business operations of Purchaser, the Company or any of their respective Subsidiaries or Affiliates. Upon the expiration of the Objection Period, the Sellers’ Representative shall be deemed to have accepted the Closing Statement and the calculation of each Adjustment Amount set forth therein, which shall be deemed final, non-appealable and binding for all purposes under this Agreement, unless the Sellers’ Representative shall have provided Purchaser with a written notice of its disagreement with the Closing Statement prior to the expiration of the Objection Period (the “Objection Notice”), specifying in reasonable detail the item or items to which it objects and reasons therefor (a “Disputed Item”).
(c)    Dispute Resolution.

(i)    Purchaser shall have 30 days from the date on which Purchaser receives the Objection Notice (the date on which such 30-day period ends, the “Response Date”) to negotiate with the Sellers’ Representative a mutually agreeable resolution of each Disputed Item. If Purchaser and the Sellers’ Representative are able to negotiate a mutually agreeable resolution of each Disputed Item, and each sign a written agreement to the resolution of each Disputed Item, then the Closing Statement and the calculation of each Adjustment Amount that reflect such resolution shall be deemed final, non-appealable and binding for all purposes under this Agreement. If any Disputed Item has not been resolved by the Response Date or any mutually agreed extension thereof, then either Purchaser or the Sellers’ Representative may refer such Disputed Item to Deloitte Touche Tohmatsu Limited (in France) or another independent nationally-recognized public accounting firm, designated by mutual agreement of the Purchaser and the Sellers’ Representative (the “Accounting Referee”), which shall accept its appointment within seven days after such referral, to make a final, non-appealable and binding determination as to all remaining Disputed Items pursuant to the terms of this Agreement. The Accounting Referee shall act as an expert and not as an arbitrator and shall not consider any issues not raised in the Closing Statement or the Objection Notice. The Accounting Referee shall be directed to make a determination of each Disputed Item in accordance with this Section 1.7(c) promptly, but no later than 30 days, after acceptance of its appointment. Purchaser and the Sellers’ Representative agree to use commercially reasonable efforts to effect the selection and appointment of the Accounting Referee pursuant to this Section 1.7(c), including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement. If the Accounting Referee is not able to or refuses to perform the duties set forth in this Section 1.7(c), a new Accounting Referee shall be designated in accordance with the above provisions.
(ii)    If any Disputed Item is referred to the Accounting Referee for resolution pursuant to this Section 1.7c), then the Accounting Referee shall determine only with respect to such Disputed Item submitted whether such Disputed Item as set forth in the Closing Statement requires adjustment and the amount of any such required adjustment. Purchaser and the Sellers’ Representative shall be entitled to submit presentations and other documentation to support their respective calculations of each such Disputed Item to the Accounting Referee and shall instruct the Accounting Referee to, and the Accounting Referee shall, make its determination based solely on such documentation and presentations submitted by the Sellers’ Representative and Purchaser in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review. With respect to each submitted Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Purchaser in the Closing Statement and the Sellers’ Representative in the Objection Notice. The Accounting Referee will not have the power to alter, amend or otherwise affect any provision contained in this Section 1.7 or elsewhere in this Agreement. Any finding by the Accounting Referee shall be: (i) a reasoned award stating in reasonable detail the findings of fact on which it is based; (ii) final, non-appealable and binding upon Purchaser, the Sellers’ Representative and the Indemnitors (absent manifest error); and (iii) accompanied by a certificate from the Accounting Referee certifying that it reached such findings in accordance with the provisions of this Section 1.7. A judgment upon the award rendered by the Accounting Referee may be entered in any court having jurisdiction over the subject matter thereof. Except as my be required by applicable Legal Requirement, the existence and terms of any dispute with respect to the Closing Statement shall be kept confidential by Purchaser, the Sellers’ Representative (except with respect to disclosures to the Indemnitors) and the Indemnitors; provided, however, that: (A) Purchaser and the Sellers’ Representative may discuss such dispute with those of their respective advisors, attorneys, directors, officers and employees who agree to keep the existence and the terms such dispute confidential; and (B) Purchaser and its Affiliates may disclose such information to the extent such information is required to be disclosed by any applicable Legal Requirement.

(iii)    The Expenses of the Accounting Referee shall be borne by Purchaser and the Sellers’ Representative (on behalf of the Indemnitors in accordance with their respective Pro Rata Shares) in the same proportion that the dollar amount of Disputed Items that are not resolved in favor of Purchaser or the Sellers’ Representative, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. Each of Purchaser and the Sellers’ Representative (on behalf of the Indemnitors) shall bear the Expenses of its own Representatives incurred by it in connection with the matters contemplated by this Section 1.7.
(d)    Adjustment. If, upon the final determination of each of the Adjustment Amounts as provided in Section 1.7(b) or 1.7(c), as applicable:
(i)    the Estimated Adjustment Amount exceeds the Final Adjustment Amount by an amount equal to $200,000 or more (the absolute value amount of any such excess, the “Downwards Adjustment Amount”, which shall not exceed the Adjustment Escrow Amount), then: (A) the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to pay the Downwards Adjustment Amount to Purchaser from the Adjustment Escrow Amount; and (B) if the Adjustment Escrow Amount exceeds the Downwards Adjustment Amount, then the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to release to the Payment Agent from the Adjustment Escrow Amount, for further distribution to each Indemnitor, an amount equal to such Indemnitor’s Pro Rata Share of such excess amount;
(ii)    the Final Adjustment Amount exceeds the Estimated Adjustment Amount by an amount equal to $200,000 or more (the absolute value amount of any such excess, the “Upwards Adjustment Amount”, which shall not exceed $1,750,000), then (A) Purchaser shall pay, or cause to be paid, to the Payment Agent for further distribution to each Indemnitor an amount equal to such Indemnitor’s Pro Rata Share of the Upwards Adjustment Amount and (B) the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to release to the Payment Agent from the Escrow Fund, for further distribution to each Indemnitor, an amount equal to such Indemnitor’s Pro Rata Share of the Adjustment Escrow Amount; or
(iii)    the Final Adjustment Amount is equal to or within $200,000 of the Estimated Adjustment Amount set forth in the Closing Consideration Spreadsheet, then no payment shall be required to be made pursuant to this Section 1.7(d) and the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to release to the Payment Agent from the Escrow Fund, for distribution to each Indemnitor, an amount equal to such Indemnitor’s Pro Rata Share of the Adjustment Escrow Amount.
Any instruction to the Escrow Agent required to be delivered pursuant to Section 1.7(d)(i) shall be delivered, and any payment required to be made by Purchaser pursuant to Section 1.7(d)(ii) shall be made: (x) if no Objection Notice is made by the Sellers’ Representative during the Objection Period, within 10 days following the expiration of the Objection Period; or (y) if the Sellers’ Representative submits an Objection Notice within the Objection Period, within 10 days following the final determination of each of the Adjustment Amounts as provided in Section 1.7(b) or 1.7(c), as applicable. To the extent permitted by applicable Legal Requirements, any payment made pursuant to this Section 1.7 shall be treated by all parties as an adjustment to the aggregate consideration paid for the Company Securities in connection with the Share Purchase. Once the Adjustment Amounts are finally determined pursuant to this Section 1.7, the resulting aggregate consideration paid for the Company Securities shall be final and binding upon the Parties.
1.8    Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Payment Agent, the Escrow Agent, Purchaser and the Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as Purchaser determines in good faith are required to be deducted or withheld therefrom or in connection therewith (or for which any Acquired Company is otherwise liable) under the Code, any provision of state, local or foreign Tax law or under any other Legal Requirement. Except with respect to the failure to provide a FIRPTA Certificate or for any payment made in respect of any Warrant or the UK Company Option or other compensation related payment (including for the failure to provide any of the documents described in Section 2.2(r)), if Purchaser determines that any amounts are required to be deducted or withheld, it shall use reasonable best efforts to provide adequate notice and allow such person reasonable time to provide any certificate or other documentation to reduce or eliminate such deduction or withholding. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9    Allocation of Consideration. Each seller hereby acknowledges and agrees that the payment by or on behalf of purchaser to such seller of the amounts contemplated by the closing consideration spreadsheet as owed to such seller pursuant to section 1.3 shall, subject to sections 1.5, 1.7, 1.8, and 11, collectively constitute all amounts owed to such seller by purchaser pursuant to, and shall fully satisfy and extinguish all payment obligations owed to such seller under this agreement, regardless of whether such payment obligations have arisen at the closing or would otherwise arise after the closing.
2.    Closing.
2.1    Closing Date. The consummation of the Share Purchase (the “Closing”) shall take place by video or conference call or at the offices of Hogan Lovells (Paris) LLP, 17 avenue Matignon, 75008 Paris, France, at 9:00 a.m. (Eastern Time) on a date to be designated by Purchaser, which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 8 and 9 (other than those conditions which, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other place, time or date as Purchaser and the Sellers’ Representative may jointly designate. The date upon which the Closing occurs is referred to herein as the “Closing Date.” The Closing may occur remotely by email or electronic signatures (provided that such electronic documents (écrits électroniques) within the meaning of Article 1366 of the French Civil Code (Code Civil) shall be delivered through a reliable identification process that guarantees the link between each signature and such documents in accordance with Article 1367 of the French Civil Code (Code Civil)), subject to the physical delivery at the Closing of any original document required to be delivered (including the documents referred to in Section 2.2), or other manner as may be mutually agreed upon by the Company and Purchaser. Notwithstanding anything herein to the contrary, the closing deliverables set forth in Section 2.2 are for the benefit of Purchaser and may therefore only be waived in whole or in part by Purchaser, and the closing deliverables set forth in Section 2.3 are for the benefit of the Sellers and may therefore only be waived in whole or in part by the Company on behalf of the Sellers.
2.2    Seller and Company Closing Deliverables. At the Closing, Sellers and the Company shall deliver or cause to be delivered to Purchaser:

(a)    one original of each share transfer form (ordre de mouvement) duly executed by the relevant Seller in favor of Purchaser in respect of the Sale Shares;
(b)    three originals of each tax transfer form (formulaire cerfa n°2759 DGI) duly executed by the relevant Seller with respect to the transfer by each Seller of the Sale Shares to Purchaser;
(c)    the securityholders register (registre de mouvements de titres) and individual securityholders’ accounts (comptes individuels de teneurs de titres) reflecting the issuance of the Warrant Shares upon exercise of the Warrants or the UK Company Option, the cancellation of Company Options, the conversion of Preferred Shares into Ordinary Shares, the transfer of the Sales Shares to Purchaser and that Purchaser owns all of the Sale Shares free from any Liens on the Sale Shares;
(d)    a copy of the signed notice of exercise that was delivered to the Company before the Closing by each Warrantholder who exercised a Warrant or the UK Company Option pursuant to Section 1.1(a) and corporate documentation reasonably satisfactory to Purchaser that the corresponding Warrant Shares have been validly issued;
(e)    a certificate duly executed on behalf of the Company by the chief executive officer (président) and co-chief executive officer (directeur général) of the Company, containing the representation and warranty of the Company that all of information set forth in the Closing Consideration Spreadsheet is accurate and complete (and in the case of dollar or euro amounts, properly calculated in accordance herewith) as of the Closing in accordance with the terms and conditions of the Agreement (such certificate, the “Closing Consideration Spreadsheet Certificate”);
(f)    Release Agreements, in substantially the form of Exhibit C (the “Releases”), dated as of the Closing Date and duly executed by (i) each Seller and (ii) each individual who is a director of any Acquired Company, in each case, solely in such capacity;
(g)    agreements terminating the agreements identified on Schedule 6.6(a) in accordance with Section 6.6(a);
(h)    a certificate, duly executed on behalf of the Company by the chief executive officer (président) of the Company and dated as of the Closing Date, containing the representation and warranty of the Company that each of the conditions set forth in Section 8 (other than, to the extent pertaining to a representation, warranty, covenant or obligation of any Seller, the conditions set forth in Sections 8.1 and 8.2) have been duly satisfied (the “Company Closing Certificate”);
(i)    the written resignations described in Section 6.8 of each individual who is an officer (mandataire social), including members of the strategic committee (comité stratégique), of each Acquired Company;
(j)    certificates of good standing (or equivalents thereof) dated no earlier than 10 Business Days prior to the Closing Date from each jurisdiction set forth in Part 3.1(a) of the Disclosure Schedule as to the good standing (or equivalent thereof) of the Acquired Companies in such jurisdictions;

(k)    a USB drive or other digital media evidencing the documents that were Made Available to Purchaser, which shall indicate, for each document, the date that such document was first uploaded to the virtual data room in connection with the Contemplated Transactions;
(l)    a certificate of the chief executing officer (président) of the Company, in form and substance reasonably satisfactory to Purchaser, certifying and attaching: (i) the Charter Documents of the Company in effect as of the Closing; and (ii) the resolutions adopted by the Company’s board of directors approving this Agreement and the other Contemplated Transactions;
(m)    the Closing Balance Sheet;
(n)    the Escrow Agreement, duly executed by the Escrow Agent and the Sellers’ Representative;
(o)    the Payoff Letters;
(p)    Joinder Agreements (if any), duly executed by each Person who is a holder of Shares but who is not a signatory to this Agreement;
(q)    duplicate originals of (a) a statement (in such form as may be reasonably acceptable to Purchaser) conforming to the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations, (b) the notification required under Section 1.897-2(h)(2) of the Treasury Regulations, and (c) written authorization for Purchaser to file the certifications described in (a) and (b) with the IRS on behalf of the Company (“FIRPTA Certificate”);
(r)    A United States Internal Revenue Service Form W-8 or W-9 duly executed by:
(i)    each holder of a Warrant or UK Company Option;
(ii)    the Sellers’ Representative;
(iii)    each Person identified in the Closing Consideration Spreadsheet as a recipient of any payment of any Company Transaction Expense or Company Indebtedness in connection with the Closing (other than payments that are identified in the Closing Consideration Spreadsheet as being paid through the payroll provider of any Acquired Company);
(s)    copies of the originals of each tax form – formulaire cerfa n°DAS2-7-SD for financial years 2016, 2017, 2018, 2019 and 2020 filed with the French Tax authorities; and
(t)    evidence, reasonably satisfactory to Purchaser, that the terms of any UK EMI sub-plan to the OSA Plans were amended, prior to the exercise of any option under such UK EMI sub-plan pursuant to Section 1.1 in order to provide for the form of cashless exercise envisaged by this Agreement.
2.3    Purchaser Closing Deliverables. At the Closing:
(a)    Purchaser shall, subject to Section 1.8, transmit to the following Persons, by wire transfer of immediately available funds to such Person’s account set forth in the Closing Consideration Spreadsheet:

(i)    to the Payment Agent, for further distribution to each Seller (including each Warrantholder), an amount equal to the aggregate amount payable to such Seller at Closing pursuant to Section 1.3 (for the avoidance of doubt, (A) such Seller’s ratable portion of the Closing Consideration, minus (B) such Seller’s ratable portion of the Escrow Amount minus (C) such Seller’s Pro Rata Share of the Expense Fund Amount, in each case, as set forth in the Closing Consideration Spreadsheet); less, with respect to each Warrantholder, the amount of the Warrantholder Receivable;
(ii)    to each creditor of any Acquired Company for which the Company has delivered a Payoff Letter, the amount set forth in such Payoff Letter;
(iii)    to each Person entitled to receive a payment included in the Company Transaction Expense Amount that is not subject to Tax withholding by any Acquired Company, such payment;
(iv)    to the Company for further distribution to the payroll account of the applicable Acquired Company, any payment included in the Company Transaction Expense Amount that is subject to Tax withholding by any Acquired Company;
(v)    to Company for further distribution to the payroll account or payables accounts of the applicable Acquired Company, the aggregate amounts payable to the Company Optionholders at Closing in accordance with Section 1.4 for further distribution to the Company Optionholders in accordance with Section 1.4;
(vi)    to the Escrow Agent, the Escrow Amount; and
(vii)    to the Sellers’ Representative, the Expense Fund Amount;
(b)    Purchaser shall deliver to the Company or the Sellers’ Representative the Escrow Agreement, duly executed by Purchaser and the Escrow Agent; and
(c)    Purchaser shall deliver to each Key Employee, the Employment Agreement countersigned by the Company.
3.    Representations and Warranties relating to the Company
The Company represents and warrants to Purchaser as follows:
3.1    Organizational Matters.
(a)    Organization and Power to Conduct Business.
(i)    Each Acquired Company: (i) has been duly organized, and is validly existing, under the Legal Requirements of the jurisdiction of incorporation; (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted by such Acquired Company; and (iii) is duly qualified, licensed and admitted to do business, in each jurisdiction in which such qualification, license or admission is necessary under the Legal Requirements of such jurisdiction as a result of the nature of such Acquired Company’s business or the character of its owned or leased properties or assets requires such qualification, license or admission, except as would not reasonably be expected to have a Material Adverse Effect.

(ii)    Part 3.1(a)(ii) of the Disclosure Schedule accurately sets forth each jurisdiction where each Acquired Company is qualified, licensed or admitted to do business as of the date hereof.
(b)    Charter Documents.
(i)    The Company has Made Available to Purchaser accurate and complete copies of: (i) the Charter Documents of each Acquired Company as is in full force and effect as of the date hereof; (ii) the share and other security registers (including registres de mouvement de titres) and individual securityholders’ accounts (including comptes individuels de détenteurs de titres) with respect to the Company; and (iii) the minutes and other records of the meetings and other official proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders and other securityholders, the board of directors and all committees of the board of directors, if any, of each Acquired Company, except as would not reasonably be expected to be material to such Acquired Company.
(ii)    There has been no violation of any of the provisions of the Charter Documents of any Acquired Company, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by such Acquired Company’s shareholders, other securityholders or board of directors. The share and other security registers of the Company (registres de mouvement de titres), individual securityholders’ accounts of the Company (comptes individuels de détenteurs de titres), and minute books and other records (similar to registre des mouvements de titres and comptes individuels de détenteurs de titres) of each Acquired Company are accurate, up-to-date and complete in all material respects, and have been maintained in all material respects with applicable Legal Requirements.
(c)    Directors and Officers. Part 3.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors (or similar body) of each Acquired Company; (ii) the names of the members of each committee of the board of directors (or similar body) of each Acquired Company; and (iii) the names and titles of the officers (including mandataires sociaux) of each Acquired Company.
(d)    Subsidiaries. Part 3.1(d) of the Disclosure Schedule sets forth a complete and accurate list identifying each Entity in which any Acquired Company owns, holds or has any right to acquire any capital stock or other equity, voting, financial, beneficial or ownership interest and the jurisdiction of organization of such Entity. Except for the equity interests identified in Part 3.1(d) of the Disclosure Schedule, none of the Acquired Companies owns, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity, voting, financial, beneficial or ownership interest in, any Entity.
(e)    Additional Investment. None of the Acquired Companies is party to any Contract which obligates it to make any future investment in, or capital contribution to, any third-party Entity. None of the Acquired Companies has guaranteed or is responsible or liable for any obligations of any third-party Entity.
(f)    Predecessors. There are no Entities that have been merged into or consolidated with or that otherwise are predecessors to any Acquired Company.
(g)    Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any Acquired Company (except for any power of attorney executed on behalf of a Subsidiary of the Company in favor of the Company).

(h)    Bankruptcy. The Company and each of its Subsidiaries are not in bankruptcy (cessation des paiements) or subject to any Insolvency Related Procedure and no formal request has been made for their annulment or its dissolution.
(i)    Conflict Minerals. None of the Acquired Companies own, use, lease or license or have ever used, leased or licensed any conflict minerals.
3.2    Capital Structure.
(a)    Issued share capital.
(i)    As of the date of this Agreement, the share capital of the Company consists of: (i) 95,163 Ordinary Shares; (ii) 30,489 Series Seed Preferred Shares; and (iii) 63,569 Series A Preferred Shares, to which 58,732 BSA Ratchet are attached.
(ii)    As of the date of this Agreement, except for the Shares identified in Section 3.2a)i), the Company has no other issued or outstanding Shares and all of such outstanding Shares have been duly authorized and validly issued, are fully paid and are not subject to any preemptive rights, right of repurchase, option or forfeiture provision or any restriction on transfer (other than the provisions of the Charter Documents and/or of relevant Securityholders’ Agreements Made Available to Purchaser prior to the date of this Agreement), and other than restrictions on transfer imposed by virtue of applicable Legal Requirements.
(iii)    No Shares are held as treasury stock or are owned by the Company or any other Acquired Company.
(iv)    The Company has never declared or paid any dividends on any Shares, and there are no accrued dividends remaining unpaid with respect to any Shares.
(v)    Part 3.2(a)(v) of the Disclosure Schedule sets forth an accurate and complete list of the holders of all the issued and outstanding Shares as of the date of this Agreement and the class, series and number of Shares owned of record by each such holder.
(vi)    Except for the Warrant Plans and the Company Option Plans, the Company has never adopted, sponsored or maintained any option plan or any other plan or agreement providing for equity-related compensation to any Person (whether payable in shares, cash or otherwise).
(b)    Warrants.
(i)    Part 3.2(b)(i) of the Disclosure Schedule sets forth a complete and accurate list of all Warrants and BSA Ratchet outstanding as at the date of this Agreement. The president of the Company, upon authorization of the shareholders of the Company, has issued 27.662 Warrants giving right to 30,182 Shares for issuance to employees and directors of, and consultants to, the Acquired Companies upon the exercise of such Warrants.
(ii)    Part 3.2(b)(ii) of the Disclosure Schedule sets forth for each outstanding issued Warrant: (A) the name of the holder of such Warrant; (B) the nature of such Warrant (BSA or BSPCE); (C) whether such holder is an employee, former employee, corporate officer (mandataire social) or former corporate officer, consultant, former consultant, independent contractor or former independent contractor of any Acquired Company or a secondee or former secondee to any Acquired Company; (D) the number of Shares issuable upon the exercise of such Warrant; (E) the date of grant of such Warrant; (F) the acquisition or subscription price of such Warrant (if any); (G) the exercise price of such Warrant; (H) with respect to Warrants issued to U.S. taxpayers, whether such Warrant is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code or is subject to Section 409A of the Code; (I) whether the exercise of such Warrant is subject to any performance targets; and (J) with respect to Warrants issued to French resident holders, whether the exercise gain in respect of such Warrant is expected to qualify as salary income for French tax and social security purposes.
(iii)    Each grant of a Warrant was duly authorized no later than the date on which the grant of such Warrant was by its terms to be effective (the “Warrant Grant Date”) by all necessary corporate actions, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents; the award agreement governing such grant (if any) was duly executed and delivered by each party thereto; each such grant was made in accordance with all applicable Legal Requirements in each case, in all material respects; the per share exercise price of each Warrant is at least equal to the fair market value of a Share on the applicable Warrant Grant Date, and each such grant was properly accounted for in accordance with French GAAP in the Financial Statements (including the related notes).
(iv)    Accurate and complete copies of the Warrant Plans, each form of agreement used thereunder and all Contracts pursuant to which any Warrant was granted or is outstanding which materially deviates from such form have been Made Available to Purchaser and such Contracts have not been amended, modified or supplemented.
(v)    Warrants Treatment. On Closing Date, the Company has taken all actions necessary under the Warrant Plans or otherwise, including the board of directors and authorized officer (président) of the Company making all necessary determinations before the Closing, to effectuate the provisions of Section 1.1 and to ensure that, after the Warrant Exercise Expiration Date, each holder of a Warrant shall cease to have (and, as of the Closing, no holder of a Warrant will have) any rights with respect thereto, except, where applicable, the right to receive the consideration payable in respect of the Warrant Shares issued upon the exercise of such Warrant as contemplated by Section 1.3, without interest. The treatment of the Warrants, including the lapse and termination thereof, as set forth in Section 1.1 will comply in all material respects with (A) all applicable securities laws and other applicable Legal Requirements and (B) all requirements set forth in the Warrant Plans and all other applicable Contracts.
(c)    Company Options.
(i)    Part 3.2(c)(i) of the Disclosure Schedule sets forth a complete and accurate list of all Company Options and other options over shares in the Company (including but not limited to the UK Company Option) (the “Relevant Company Options”) outstanding as at the date of this Agreement. The Company has issued 1,554 Relevant Company Options giving right to 1,554 Shares for issuance to employees and directors of, and consultants to, the Acquired Companies upon the exercise of such Relevant Company Options.
(ii)    Part 3.2(c)(ii) of the Disclosure Schedule sets forth for each outstanding issued Relevant Company Option: (A) the name of the holder of such Relevant Company Option; (B) the nature of such Relevant Company Option (OSA); (C) whether such holder is an employee, former employee, corporate officer (mandataire social) or former corporate officer, consultant, former consultant, independent contractor or former independent contractor of any Acquired Company or a secondee or former secondee to any Acquired Company; (D) the number of Shares issuable upon the exercise of such Relevant Company Option; (E) the date of grant of such Relevant Company Option; (F) the acquisition or subscription price of such Relevant Company Option (if any); (G) the exercise price of such Relevant Company Option; or (H) with respect to Relevant Company Options granted to United Kingdom taxpayers, whether such Relevant Company Option satisfies, and has always satisfied, the provisions of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 such that it is a qualifying option under such schedule and qualifies as an “Enterprise Management Incentive” option.
(iii)    Each grant of a Relevant Company Option was duly authorized no later than the date on which the grant of such Relevant Company Option was by its terms to be effective (the “Option Grant Date”) by all necessary corporate actions, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents; the award agreement governing such grant (if any) was duly executed and delivered by each party thereto; each such grant was made in accordance with all applicable Legal Requirements, in each case, in all material respects; the per share exercise price of each Relevant Company Option is at least equal to the fair market value of a Share on the applicable Option Grant Date (or, in the case of a Relevant Company Option granted to a person in the United Kingdom, at least equal to the market value of a Share as defined in Part 8 of the Taxation of Chargeable Gains Act 1992 on the applicable Option Grant Date and as agreed with HM Revenue and Customs), and each such grant was properly accounted for in accordance with French GAAP in the Financial Statements (including the related notes).
(iv)    Accurate and complete copies of the Company Option Plans and each form of agreement used thereunder and all Contracts pursuant to which any Relevant Company Option was granted or is outstanding which materially deviates from such form have been Made Available to Purchaser and such Contracts have not been amended, modified or supplemented.
(v)    Relevant Company Option Treatment. The Company has taken all actions reasonably necessary under the Company Option Plans or otherwise, including the board of directors and authorized officer (président) of the Company making all reasonably necessary determinations before the Closing, to effectuate the provisions of Section 1.1 and Section 1.4 and to ensure that, after the Closing, no holder of a Relevant Company Option will have any rights with respect thereto, except, where applicable, the right to receive the consideration payable in respect of Section 1.1 and Section 1.4, without interest. The treatment of the Relevant Company Options will comply in all material respects with all applicable securities laws and other applicable Legal Requirements.
(d)    No Other Securities. Except for the Charter Documents and/or the relevant Securityholders’ Agreements Made Available to Purchaser prior to the date of this Agreement, the Warrants and BSA Ratchet identified on Part 3.2(b) of the Disclosure Schedule, the Relevant Company Options identified on Part 3.2(c) of the Disclosure Schedule or as set forth on Part 3.2(b)(i) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) giving right to subscribe or acquire any share of capital stock or any other security of any Acquired Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share of capital stock (or cash or other property based on the value of such share) or any other security of any Acquired Company; or (iii) Contract pursuant to which any Acquired Company is obligated to sell, grant, deliver or otherwise issue any share of capital stock or any other security, including any promise or commitment to grant or issue any security of any Acquired Company to an employee of, or other provider of services to, any Acquired Company. The Company has never issued any free shares (actions gratuites). Following the Closing, there will be no outstanding options, free shares (actions gratuites), stock appreciation rights, warrants or other rights to purchase or otherwise acquire shares of capital stock or other securities of the Company, or any payments in respect thereof.
(e)    No Agreements. Other than the Charter Documents and/or the relevant Securityholders’ Agreements Made Available to Purchaser prior to the date of this Agreement, there is no Contract between any Acquired Company and any holder of securities of any Acquired Company, or, to the Knowledge of the Company, between or among any holders of securities of any Acquired Company, relating to the issuance, acquisition (including any acquisition pursuant to any buy-sell agreement or any right of first refusal or preemptive right), disposition, registration under the Securities Act of 1933, as amended, or voting of any securities of any Acquired Company. Part 3.2(e) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of any Acquired Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing, other than the Charter Documents and/or the relevant Securityholders’ Agreements Made Available to Purchaser prior to the date of this Agreement.
(f)    Compliance with Laws. All Shares, all Warrants and all other securities that have ever been issued or granted by any Acquired Company have been issued and granted in compliance, in all material respects, with: (i) all applicable securities laws and all other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts (including any Warrant Plan and any Contract relating to any Warrant) and in all applicable Charter Documents. No Share or any other security issued by any Acquired Company was issued in violation of any preemptive right or other right to subscribe for or purchase any security of any Acquired Company.
(g)    Repurchased Shares. The Company has never repurchased, redeemed or otherwise reacquired any shares in its share capital or other securities.
(h)    Subsidiary Shares. All of the shares of capital stock of, and other equity, voting, beneficial or ownership interests in, each Acquired Company (other than the Company) are owned by another Acquired Company free and clear of any Liens. No Acquired Company has the right to vote on or approve any of the Contemplated Transactions. None of the capital stock of, and no other equity, voting, beneficial, financial or ownership interest in, any Acquired Company is subject to any voting trust agreement or any other Contract relating to the voting, dividend rights or disposition of any capital stock of, or any other equity, voting, beneficial, financial or ownership interest in, any Acquired Company.
(i)    Ungranted Equity. Part 3.2(i) of the Disclosure Schedule identifies: (i) each Company Associate or other Person with an effective offer letter or other Contract that contemplates a grant of any equity award to purchase Shares or any other security of any Acquired Company, or who has otherwise been promised any equity award or security of any Acquired Company, except for Warrants, Relevant Company Options or other equity awards that have
(j)    been granted, or other securities that have been issued, prior to the date of this Agreement and are set forth in Part 3.2(b) or Part 3.2(c) of the Disclosure Schedule; and (ii) the number, type and terms of any such equity award or other security of the Company promised to such Person.
3.3    Authority and Due Execution.

(a)    Authority. The Company has all requisite corporate power and authority to enter into this Agreement and each other Company Transaction Document and to consummate the Contemplated Transactions. Except as set forth on Part 3.3(a) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Company Transaction Documents by the Company, and the consummation of the Contemplated Transactions, have been duly authorized by all necessary corporate action on the part of the Company and its board of directors, and no other corporate proceedings on the part of the Company or any other Acquired Company are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Company Transaction Documents by the Company or to consummate any of the Contemplated Transactions.
(b)    Due Execution. This Agreement has been, and each other Company Transaction Document has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject the Enforceability Exception.
3.4    Non-Contravention and Consents.
(a)    Non-Contravention. Except as set forth on Part 3.3(a), Part 3.4(b) or Part 3.4(c) of the Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Documents do not, and the consummation of the Contemplated Transactions and the performance of this Agreement and the other Transaction Documents will not: (i) conflict with or violate any of the Charter Documents of any Acquired Company or any resolution adopted by the stockholders (or holders of other equity securities), the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of any of the Acquired Companies; (ii) conflict with or violate any applicable Legal Requirement to which any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies is subject; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of any Acquired Company or materially alter the rights or obligations of any Person under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets of any Acquired Company pursuant to, any Material Contract; or (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Permit that is held by any of the Acquired Companies, except in the case of clauses (iii)-(iv) as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.
(b)    Contractual Consents. Except as set forth on Part 3.4(b) of the Disclosure Schedule, no Consent is required to be obtained from, and no Acquired Company is or will be required to give any notice to, any Person under any Material Contract in connection with the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of any of the Contemplated Transactions.
(c)    Governmental Consents. Except as set forth on Part 3.4(c) of the Disclosure Schedule, no Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by any Acquired Company in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of any of the Contemplated Transactions.

(d)    For purposes of this Agreement, a Consent or Permit will be deemed “required” to be obtained, a notice will be deemed “required” to be given and a filing or declaration will be deemed “required” to be made if the failure to obtain such Consent or Permit, give such notice or make such filing or declaration could result in any Acquired Company: (i) becoming subject to any additional Liability; (ii) being required to make any payment, issue any securities or deliver anything of value; or (iii) losing or forgoing any right or benefit.
3.5    Financial Statements.
(a)    Financial Statements. The Company has Made Available to Purchaser the following financial statements: (i) the audited financial statements (consisting of balance sheets, statements of income and comprehensive income, statements of changes in stockholders’ equity and statements of cash flows) of the Acquired Companies as of and for the fiscal years ended December 31, 2018 and December 31, 2019, including the notes thereto and the opinion of Antoine Legoux & Associates thereon; and (ii) the unaudited financial statements (consisting of a balance sheet (the “Interim Balance Sheet”), a statement of income and comprehensive income, a statement of changes in stockholders’ equity and a statement of cash flows) of the Acquired Companies as of and for the 12-month period ended December 31, 2020 (the “Interim Balance Sheet Date”), including any notes thereto (the unaudited financial statements referred to in this clause “(ii),” including any notes thereto, the “Interim Financial Statements”). The financial statements referred to in the first sentence of this Section 3.5(a) and the notes thereto are referred to collectively as the “Financial Statements”. The Financial Statements were prepared in accordance with French GAAP consistently applied throughout the periods covered (except that the Interim Financial Statements might not contain footnotes and are subject to normal recurring year-end audit adjustments, which individually and in aggregate, will be an immaterial amount) and fairly present the financial position, results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein. The Pre-Closing Financial Statements will be prepared in accordance with the Accounting Principles (except that the Pre-Closing Financial Statements might not contain footnotes) and will fairly present the financial position, results of operations and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein. Each Acquired Company maintains a standard system of accounting established and administered in accordance with French GAAP, including complete books and records in written or electronic form.
(b)    Internal Controls. Each Acquired Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with French GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole. There are no significant deficiencies or material weaknesses in the design or operation of any Acquired Company’s internal control over financial reporting that would reasonably be expected to materially and adversely affect such Acquired Company’s ability to record, process, summarize or report financial information to such Acquired Company’s management and board of directors. There is not, and there has not been, any fraud, whether or not material, that involves or involved any member of management or any other employee who has or had a significant role in any Acquired Company’s internal control over financial reporting. Each Acquired Company’s internal control over financial reporting is effective.
(c)    Accounts Receivable. Part 3.5(c) of the Disclosure Schedule provides an accurate and complete breakdown of all accounts receivable of the Acquired Companies as of January 31, 2021. The existing accounts receivable of the Acquired Companies are carried on the records of the Acquired Companies at values determined in accordance with French GAAP, arise from bona fide transactions and are collectible in full when due (net of an allowance for doubtful accounts).
(d)    Insider Receivables. Part 3.5(d) of the Disclosure Schedule provides an accurate and complete breakdown of all amounts owed (including any Indebtedness) to any Acquired Company by any Company Associate or any Seller (any such amount owed to any Acquired Company, an “Insider Receivable”) as of the date of this Agreement. There will be no outstanding Insider Receivables as of the Closing.
(e)    Certain Accounting Practices. Since December 31, 2017, no Acquired Company has changed its methods of accounting, accounting principles, accounting practices, collection practices or credit policy, except as required by French GAAP or applicable Legal Requirement.
3.6    No Liabilities; Indebtedness.
(a)    Absence of Liabilities. No Acquired Company has any Liability of any nature, other than: (i) Liabilities identified as such in the “liabilities” column of the Interim Balance Sheet; (ii) current Liabilities incurred subsequent to the Interim Balance Sheet Date in the ordinary course of business; (iii) obligations that (A) exist under Company Contracts and (B) are not required to be identified as liabilities in a balance sheet prepared in accordance with French GAAP; or (iv) Liabilities in the ordinary course of business. The Liabilities referred to in clauses “(ii)” through “(iv)” of the preceding sentence are not material, individually or in the aggregate, to the financial position, results of operations or cash flows of the Acquired Companies. None of the Acquired Companies is or since the Formation Date, has ever been a party to any “off balance sheet arrangement”, other than de minimis arrangements, individually or in the aggregate, under French GAAP.
(b)    Indebtedness. Part 3.6(b) of the Disclosure Schedule sets forth an accurate and complete list of all Company Indebtedness as of the date of this Agreement, identifying the name of the creditor or creditors to which such Indebtedness is owed, the type of instrument under which such Indebtedness is evidenced or the agreement under which such Indebtedness was incurred and the aggregate principal amount of such Indebtedness as of the close of business on the date of this Agreement. Except for any Company Indebtedness subject to a Payoff Letter, neither the consummation of any of the Contemplated Transactions nor the execution, delivery or performance of any Transaction Document will, or would reasonably be expected to, cause or result in a default, breach or acceleration, automatic or otherwise, of any condition, covenant or other term of any Company Contract with respect to Company Indebtedness.
3.7    Litigation. Since the Formation Date, there has been no Legal Proceeding pending, or, to the Knowledge of the Company, threatened that involves any of the Acquired Companies (a) that challenges, or that, to the Knowledge of the Company, would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions; (b) that relates to the ownership or alleged ownership of any Share, Warrant or Relevant Company Option; (c) that relates to any right or alleged right to receive any consideration as a result of or in connection with this Agreement, any other Transaction Document or any of the Contemplated Transactions; (d) that would reasonably be expected to result in a payment obligation of any Acquired Company greater than €200,000 (net of insurance) if adversely determined; or (e) that would reasonably be expected to result in a material non-payment obligation if adversely determined.
3.8    Taxes.
(a)    Tax Returns and Tax Status. Part 3.8(a) of the Disclosure Schedule: (i) lists the US Tax entity classification status of each Acquired Company, including whether any elections have been made for US Tax entity classification purposes, (ii) indicates the Tax Returns that are currently the subject of audit or enquiry and (iii) indicates those Tax Returns whose audits have been closed. The Company has Made Available to Purchaser accurate and complete copies of all income Tax Returns and other material Tax Returns filed by any of the Acquired Companies since their incorporation. No election has been made with respect to Taxes of any Acquired Company in any Tax Return that has not been Made Available to Purchaser.
(b)    Tax Returns. The Company has Made Available to Purchaser accurate and complete copies of all income Tax Returns and other material Tax Returns filed by any of the Acquired Companies since their incorporation. No election has been made with respect to Taxes of any Acquired Company in any Tax Return that has not been Made Available to Purchaser.
(c)    Claims; Proceedings. There is no claim against any Acquired Company for any amount of Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of or with respect to any of the Acquired Companies. No Tax audit or administrative or judicial proceeding is being conducted, or to the Knowledge of the Company is pending with respect to any of the Acquired Companies. No claim has ever been made by an authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation in that jurisdiction. No claim has been made by a Taxing Authority where any Acquired Company does not file a particular type of Tax Return that such Acquired Company is required to file such Tax Return or may be subject to Tax with respect to such Tax Return.
(d)    Extensions. There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to any of the Acquired Companies or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Acquired Companies.
(e)    Tax Sharing. No Acquired Company is a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement. No Acquired Company has any obligation under any Contract to pay the amount of any Tax benefits or Tax refunds realized or received by such Acquired Company (or an amount in reference to any such Tax benefits or Tax refunds) to any other Person.
(f)    Exemptions. No Acquired Company is a party to any Tax exemption, Tax holiday or other Tax reduction agreement or Order of a Taxing Authority.
(g)    Tax Liabilities. The provisions for Taxes set forth on the balance sheets included in the Financial Statements have been made in accordance with French GAAP, or similar accounting standards as applicable in each of the relevant countries where the Acquired Companies are incorporated, as of the respective dates thereof. Except in connection with the Contemplated Transactions, no Acquired Company has incurred any Liability for Taxes since the Interim Balance Sheet Date outside the ordinary course of business.
(h)    Income. No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, including by reason of the application of Section 481 of the Code (or any analogous provision of any state, local or foreign Legal Requirement); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign Legal Requirement) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of any state, local or foreign Legal Requirement); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or economically realized on or prior to the Closing Date; (vi) adjustment pursuant to Section 263A of the Code (or any comparable provision under any state, local or foreign Tax Legal Requirement); or (vii) a domestic use election pursuant to Treasury Regulation Section 1.1503(d)-6.
(i)    Group Liability. No Acquired Company has any Liability for any Tax of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of any state, local or foreign Legal Requirement), or as a transferee or successor, or by Contract, assumption or otherwise. No Acquired Company is, and no Acquired Company has ever been, a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes, other than a group the common parent of which was and is the Company.
(j)    Tax Agreements. No Acquired Company has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign Legal Requirement) or any other Contract or arrangement with any Taxing Authority that requires any Acquired Company to take any action or to refrain from taking any action. No Acquired Company has requested a private letter ruling, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Governmental Entity with respect to any Tax. No Acquired Company is a party to any Contract with any Taxing Authority that would be terminated or adversely affected as a result of the Contemplated Transactions.
(k)    Tax Shelters, Etc. The U.S. Subsidiary has not participated, within the meaning of Treasury Regulation Section 1.6011-4(c) in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “tax shelter” or “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. Each Acquired Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of any state, local or foreign Legal Requirement). None of the Acquired Companies has participated to any "reportable transaction" within the meaning of Council Directive (EU) 2018/822 of 25 May 2018 amending Directive 2011/16/EU (“DAC 6”), as implemented under relevant local legislation.

(l)    Escheat. There is no material property or obligation of the U.S. Subsidiary, including any uncashed check to any vendor, customer, employee or other service provider, any non-refunded overpayment or any unclaimed subscription balance, that is or may become escheatable to any state or municipality under any applicable escheatment Legal Requirement.
(m)    Tax Residence. No Acquired Company is subject to Tax in any jurisdiction, other than the country in which it is incorporated or organized, by virtue of having a permanent establishment, fixed place of business or otherwise.
(n)    Transfer Pricing. All payments by, to or among any of the Acquired Companies have always complied with all applicable transfer pricing requirements imposed by any Taxing Authority, and each of the Acquired Companies has maintained in accordance with applicable Legal Requirements, and the Company has Made Available to Purchaser, accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Regulation Section 1.6662-6 (or any similar foreign statutory, regulatory or administrative Legal Requirement) by or with respect to any of the Acquired Companies.
(o)    Powers of Attorney. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Acquired Company after the Closing.
(p)    Sales Taxes. Each Acquired Company has properly remitted all sales Taxes to the applicable state Taxing Authority.
(q)    FIRPTA. The US Subsidiary is not nor has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.
(r)    Partnerships, Etc. No Acquired Company is treated as a partnership and no Acquired Company is disregarded as an entity separate from its owner, in each case, for U.S. federal income Tax purposes.
(s)    CARES Act. The U.S. Subsidiary has not taken advantage of any relief provisions related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.
(t)    Domestic Use Election. The US Subsidiary has not made any “domestic use election” pursuant to Treasury Regulation Section 1.1503(d)-6 and has no recapture under the dual consolidated loss provisions of U.S. federal, state, local or foreign Legal Requirements after Closing by reason of any such losses incurred prior to Closing.
(u)    Gain Recognition. The U.S. Subsidiary is not party to any gain recognition agreement under Section 367 of the Code.
(v)    Distributions. The U.S. Subsidiary has constituted neither a “distributing corporation” nor a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with any of the Contemplated Transactions.
(w)    Boycott. The U.S. Subsidiary has not participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code.

(x)    Section 280G. No Acquired Company is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Legal Requirement).
(y)    Relevant Company Options. The UK Company Option is the only Relevant Company Option which has been granted to a UK resident taxpayer pursuant to the OSA Plans (including any sub-plan of the OSA Plans). No liability of the Company or any other Acquired Entity to account for United Kingdom income Tax or National Insurance contributions or pay any employer’s (secondary) National Insurance contributions (or account for or pay any equivalent or alternative Tax or social security Tax in any other jurisdiction) will arise on the exercise of the UK Company Option pursuant to Section 1.1 or on the acquisition of any Shares pursuant to the exercise of such UK Company Option. Each EMI sub-plan of the OSA Plans has been self-certified and registered online in accordance with the requirements of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) and has at all times met and currently meets all of the requirements for self-certification in accordance with Part 7 of Schedule 5 of ITEPA. The UK Company Option has not been amended since the date of grant (other than amendments to the terms of the EMI sub-plan to facilitate the exercise of the UK Company Option with payment of the exercise price of such UK Company Option being satisfied pursuant to Section 1.1). The UK Company Option has not been affected by any disqualifying event within the meaning of Chapter 9 of Part 7 of ITEPA. The UK Company Option: (i) is a qualifying option within the meaning of Schedule 5 of ITEPA; (ii) was validly notified to HM Revenue and Customs (“HMRC”) within all applicable time limits; and (iii) resulted in the grantee of the UK Company Option completing a declaration under paragraph 44(6) of Schedule 5 of ITEPA that they satisfy the commitment of working time requirement of paragraph 26 of Schedule 5 of ITEPA, prior to the notification of the UK Company Option to HMRC. Each Acquired Company has complied in full with its obligations under sections 421J and 421JA of ITEPA.
For purposes of this Section 3.8, references to any Acquired Company shall be deemed to include any Person from which, or with respect to which, such Acquired Company has incurred or may incur any Liability for Taxes under any Contract or Legal Requirement. Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties, and no Seller shall be subject to indemnity obligations hereunder, directly or indirectly, for the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company with respect to any taxable period (or portion thereof) beginning after the Closing Date.
3.9    Title to Property and Assets.
(a)    Personal Property. Each Acquired Company has good, valid and marketable title to, or a valid leasehold interest (or the equivalent in any jurisdiction outside of the United States) in or right to use all Company Personal Property used in the conduct each of the businesses of the Acquired Companies as they are currently conducted. None of the Company Personal Property is owned by any other Person without a valid and enforceable right of the Acquired Companies to use and/or possess such Company Personal Property. None of the Company Personal Property is subject to any Lien, other than Permitted Liens. All Company Personal Property is adequate for the conduct of each of the businesses of the Acquired Companies as they are currently conducted. Part 3.9(a) of the Disclosure Schedule identifies any Company Personal Property is material to the business of the Acquired Companies, taken as a whole, and that are being leased to any Acquired Company from a third-party Entity.
(b)    Real Property. No Acquired Company owns, or has ever owned, any real property. Part 3.9(b) of the Disclosure Schedule sets forth: (i) all leases, subleases and occupancy agreements, together with all amendments, modifications thereto, pursuant to which any real property is leased by any of the Acquired Companies (each such lease, sublease or occupancy agreement being referred to as a “Real Property Lease” and any such real property leased by any of the Acquired Companies being referred to as a “Leased Real Property”); and (ii) the address of each Leased Real Property and any additional guaranty or letter of credit provided to the landlord under the related Real Property Lease. The Acquired Companies collectively do not have leasehold interests (or the equivalent in any jurisdiction outside of the United States) in Leased Real Property. No Acquired Company has subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property.
(c)    Compliance with Legal Requirements. All buildings, structures, fixtures and other improvements on the portion of any Leased Real Property that any of the Acquired Companies are legally responsible for are in compliance with all applicable Legal Requirements, and none of the Acquired Companies has received any written notice from any Person regarding any actual or alleged violation of, or failure to comply with, any such Legal Requirement, in any case, except as would not be material to the Acquired Companies, taken as a whole. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened by any Person that will or would reasonably be expected to result in a material and adverse change in any allowable use of any Leased Real Property by any Acquired Company or that will or would reasonably be expected to materially and adversely modify any right of any Acquired Company to use any Leased Real Property for any of its current uses after the Closing.
3.10    Bank Accounts. Part 3.10 of the Disclosure Schedule provides the following information with respect to each account or safe deposit box maintained by or for the benefit of each Acquired Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account or safe deposit box is maintained; (b) as to each such bank account: (i) the account number; and (ii) the names of all Persons who are authorized by the bank or other financial institution to sign checks or other documents with respect to such account; and (c) with respect to each such safe deposit box: (i) the number thereof; and (ii) the names of all Persons to which the applicable Acquired Company has provided authorized access thereto.
3.11    Intellectual Property and Related Matters.
(a)    Scheduled IP. Part 3.11(a) of the Disclosure Schedule accurately identifies: (i) each item of Registered IP and each material unregistered Trademark in which any Acquired Company has (or purports to have) an ownership interest (whether exclusively, jointly with another Person or otherwise) or an exclusive license or similar exclusive right in any field or territory; (ii) the jurisdiction in which such item of Registered IP has been registered or filed, the applicable application, registration or serial number and the date and status of such registration or filing; and (iii) the record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP or such unregistered Trademark, the nature of such ownership interest).
(b)    Inbound Licenses. Part 3.11(b) of the Disclosure Schedule accurately identifies each Contract in effect as of the date of this Agreement pursuant to which any Acquired Company has been granted any license under, in or to, or has otherwise received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any embodiment of, any Intellectual Property or Intellectual Property Right (other than: (A) agreements between the Acquired Company and its employees or independent contractors that are on the Acquired Company’s standard form of Acquired Company IP Contract described in Section 3.11(f) below or otherwise comply with the standards for Contracts set out in Section 3.11(g)(ii) below; (B) non-exclusive licenses to “off the shelf”

third party Software that is licensed to the Acquired Company on generally available, standard commercial terms for less than $50,000, is not distributed or made available to third parties by the Acquired Company, is not incorporated into any Company Product; and (C) licenses for the Open Source Code listed in Part 3.11(o)(i) of the Disclosure Schedule). For purposes of this Section 3.11(b), a covenant not to assert any Intellectual Property Right shall be deemed to be a license.
(c)    Outbound Licenses.
(i)    Part 3.11(c)(i) of the Disclosure Schedule accurately identifies each Contract in effect as of the date of this Agreement pursuant to which any Person has been granted any license under, in or to, or otherwise has received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any embodiment of, any Acquired Company IP or which otherwise limits or restricts the ability of any Acquired Company to assert or enforce any Acquired Company IP.
(ii)    No Acquired Company is bound by, and no Acquired Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to assert, enforce, use, distribute, sell or otherwise exploit any Acquired Company IP anywhere in the world (except with respect to any Acquired Company IP licensed to an Acquired Company, as specified in Contracts disclosed in Part 3.11(b) of the Disclosure Schedule or in Contracts expressly excluded from the disclosure requirements of Section 3.11(b)).
(d)    Acquired Company IP Contract. No Acquired Company is in material default under or in breach of any Acquired Company IP Contract. No event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, will: (i) constitute a default under, or result in a violation or breach by any Acquired Company of, any provision of any Acquired Company IP Contract; or (ii) give any Person the right to declare a default or exercise any remedy or termination right under any Acquired Company IP Contract. None of the Acquired Companies has received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Acquired Company IP Contract that has not been fully remedied and withdrawn.
(e)    Royalty Obligations. Part 3.11(e) of the Disclosure Schedule contains a complete and accurate list of Contracts in which any Acquired Company must pay to any other Person royalties, commissions, or other amounts payable based on the volume of sales or revenue, in each case upon or for the use or exploitation of any Intellectual Property or Intellectual Property Rights.
(f)    Standard Form Acquired Company IP Contracts. The Company has Made Available to Purchaser an accurate and complete copy of each standard form of Acquired Company IP Contract used by any Acquired Company at any point since the date two years prior to the Closing Date: (i) end-user license agreement (each, a “EULA”); (ii) partnership agreement; (iii) license and maintenance agreement; (iv) service agreement; (v) employee agreement containing any assignment or license of Intellectual Property or any Intellectual Property Right or any confidentiality provision; (vi) consulting, development or independent contractor agreement containing any assignment or license of Intellectual Property or any Intellectual Property Right or any confidentiality provision; (vii) confidentiality or nondisclosure agreement; (viii) API or data license agreement; or (ix) agreement with any Channel Partner. No Acquired Company has distributed or made available to any third party any Software that constitutes a Company Product except pursuant to a valid and enforceable EULA in the form Made Available pursuant to this Section 3.11(f) or another Acquired Company IP Contract Made Available to Purchaser in the Data Room. Part 3.11(f) of the Disclosure Schedule accurately identifies each material Acquired Company IP Contract that is based on a standard form of Acquired Company IP Contract and deviates in any material respect from the corresponding standard form Acquired Company IP Contract Made Available to Purchaser, including any agreement with any Company Associate in which the Company Associate expressly reserved or retained any Intellectual Property or Intellectual Property Right related to any Acquired Company’s business, research or development and including any agreement that grants any exclusivity or preferred treatment on or in connection with any Company Product.
(g)    Ownership. The Acquired Companies collectively are the sole and exclusive legal and beneficial owner of all right, title and interest to and in the Acquired Company IP (other than Intellectual Property and Intellectual Property Rights validly licensed to an Acquired Company, as identified in (or expressly exempted from the disclosure requirements of) Part 3.11(b) of the Disclosure Schedule), free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing:
(i)    all documents and instruments necessary to establish, perfect and maintain the rights of any Acquired Company in any Acquired Company IP that is Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Entity (or validly registered with the appropriate registrar in the case of Domain Names and the like);
(ii)    each Person who is or was involved in the creation or development of any Acquired Company IP in any material respect has signed a valid and enforceable agreement containing (A) an irrevocable assignment of all Intellectual Property and Intellectual Property Rights pertaining to any Acquired Company IP or that were created or developed by such Person in the course of that Person’s activities with or for or otherwise for the benefit of any Acquired Company and (B) confidentiality provisions protecting the Trade Secrets and other non-public elements of Company Products and such Intellectual Property and Intellectual Property Rights, and no such Person has any obligation to any other Person with respect to such Company Products, Intellectual Property or Intellectual Property Rights, and, to the Company’s Knowledge, no such Person is in material violation of any term of any such agreement;
(iii)    (A) except as set forth on Part 3.11(g)(iii) of the Disclosure Schedule, no funding, facilities or resources of any Governmental Entity or any university, college or other educational institution or government research center were used in the development of any Acquired Company IP; and (B) no Governmental Entity, university, college or other educational institution or research center has any ownership in or rights to any Acquired Company IP or Acquired Company Data (except for licenses granted under an Acquired Company’s standard form EULA Made Available to Purchaser);
(iv)    no current or former stockholder, officer, director or employee of any Acquired Company has any claim, right (whether or not currently exercisable) or interest in or to any Acquired Company IP;
(v)    no officer or employee of any Acquired Company is: (A) bound by or otherwise subject to any Contract restricting that officer or employee from performing the officer’s or employee’s duties for any Acquired Company; (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to the officer’s or employee’s activities as an officer or employee of an Acquired Company; or (C) subject to any Contract with any other Person which requires such officer or employee to assign any interest in inventions or other Intellectual Property Rights or keep confidential any Trade Secrets, proprietary data, customer lists or other business or technical information;
(vi)    each Acquired Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary or confidential information material to the Acquired Companies, the Acquired Company IP or the business of any of the Acquired Companies (including any confidential information owned by any Person to whom the Company has a confidentiality obligation) and no such Trade Secret or proprietary or confidential information has been disclosed to any third party except pursuant to a valid and binding confidentiality agreement;
(vii)    since January 1, 2017, no Acquired Company has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Intellectual Property or Intellectual Property Right to any other Person;
(viii)    (A) the Acquired Companies own or otherwise have, and after the Closing the Company and its Subsidiaries will have, all Intellectual Property and Intellectual Property Rights needed to conduct the business of each of the Acquired Companies as currently conducted; and (B) except for Intellectual Property and Intellectual Property Rights that are licensed to the Acquired Companies or are in the public domain, the Acquired Companies own all Intellectual Property and Intellectual Property Rights applicable to or incorporated or embodied in each of the Company Products;
(ix)    no Acquired Company is, or ever was, a member or promoter of, or a contributor to, any industry standards body or similar organization that requires or obligates any Acquired Company to grant or offer to any other Person any license or right to any Acquired Company IP; and
(x)    each Acquired Company has all necessary and required rights to use the Acquired Company Data in connection with the operation of the businesses of the Acquired Companies.
(h)    Valid and Enforceable. To the Knowledge of the Company, all Acquired Company IP that is Registered IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:
(i)    no Trademark or Domain Name owned, purported to be owned, or for which registration has been applied for by any Acquired Company conflicts or interferes with any Trademark or Domain Name owned or for which registration has been applied for by any other Person, and each Acquired Company has taken reasonable steps to police the use of its Trademarks and Domain Names;
(ii)    all filings, payments and other actions required to be made or taken to maintain such item of Acquired Company IP that is Registered IP in full force and effect have been made and taken by the applicable deadline;

(iii)    Part 3.11(h)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing and payment that must be taken or made on or before the date that is 120 days after the Closing Date in order to maintain in full force and effect each item of Acquired Company IP owned or purported to be owned by any Acquired Company that is Registered IP;
(iv)    no interference, opposition, cancellation, reissue, reexamination, review or other Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the ownership, scope, validity or enforceability of any Acquired Company IP that is Registered IP is being or has been challenged; and
(v)    no act has been done or omitted to be done by any Acquired Company, which act or omission has or had the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned any Acquired Company IP or give any Person any rights with respect thereto.
(i)    No Third Party Infringement of Acquired Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated, made unlawful use of or violated, and no Person is currently infringing, misappropriating, making unlawful use of or violating, any Acquired Company IP. Part 3.11(i) of the Disclosure Schedule accurately identifies (and the Company has Made Available to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to any Acquired Company or any Representative of any Acquired Company regarding any actual, alleged or suspected infringement, misappropriation, misuse or other violation of any Acquired Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.
(j)    Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other Company Transaction Document nor the consummation of any of the Contemplated Transactions will (except as a result of a Contract to which the Purchaser is a party) with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, alteration to, impairment in or Lien on, any Acquired Company IP; (ii) the release, disclosure or delivery of any source code for the Company Product by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Company IP; or (iv) by the terms of any Company Contract, a reduction of any royalties, revenue sharing or other payments any of the Acquired Companies would otherwise be entitled to with respect to any Acquired Company IP.
(k)    No Infringement of Third Party IP Rights. No Acquired Company has ever infringed, misappropriated or otherwise violated or made unlawful use (directly, contributorily, by inducement or otherwise) of any Intellectual Property or Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:
(i)    except as set forth on Part 3.11(k)(i) of the Disclosure Schedule, no Company Product or Acquired Company Software has ever infringed, violated or made unlawful use of any Intellectual Property Right of, or contained any Intellectual Property misappropriated from, any other Person;

(ii)    no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against any Acquired Company or against any other Person who is entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding, and, to the Knowledge of the Company, there are no circumstances likely to give rise to any of the foregoing; and
(iii)    no Acquired Company has ever received any written notice or communication or, to the Knowledge of the Company, other notice or communication: (A) relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use by the Company or any Person that would be entitled to indemnification from the Company of any Intellectual Property or Intellectual Property Right of another Person, including any letter or other written communication suggesting, offering or demanding that any Acquired Company obtain a license to any Intellectual Property or Intellectual Property Right of another Person and implying, suggesting or alleging that any Acquired Company has been or is infringing, misappropriating, violating or making unlawful use of any such Intellectual Property or Intellectual Property Right; (B) challenging the right of any Acquired Company to use any Intellectual Property or Intellectual Property Right that is owned by any other Person; or (C) challenging the ownership rights of any Acquired Company in any Intellectual Property or Intellectual Property Rights or asserting any opposition, invalidity, termination, abandonment or unenforceability of any Acquired Company IP.
(l)    No Harmful Code. None of the Software (including web sites, smartphone or tablet applications, HTML code and firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed, sold or otherwise made available by any Acquired Company (collectively, “Acquired Company Software”) contains (in the case of Software marketed, distributed, licensed, sold, or otherwise made available by an Acquired Company, at the time of delivery or making available by the Acquired Company) any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) transmitting data without user authorization, in the case of each of clauses “(i),” “(ii)” and “(iii),” either automatically, with the passage of time or upon command by any Person other than the proper user.
(m)    Bugs. None of the Acquired Company Software: (i) contains any bug, defect, virus, malware or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of data) that materially and adversely affects the use, functionality or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software, other than immaterial bugs, defects, viruses, malware or errors; or (ii) materially fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software.

(n)    Source Code. No source code for any Acquired Company Software has been delivered, licensed or made available to any escrow agent or other Person who was not, at that time, an employee or contractor or service provider of an Acquired Company, in each case subject to a binding, written agreement imposing on such Person reasonable and adequate confidentiality obligations in favor of the applicable Acquired Company with respect to such source code. No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will result in, or would give any Person the right to require, the delivery, license or disclosure of the source code for any Acquired Company Software to any other Person other than an employee or contractor of an Acquired Company, in connection with such Person’s employment or other service relationship with the applicable Acquired Company and subject to a binding, written agreement imposing on such employee or contractor reasonable and adequate confidentiality obligations in favor of the applicable Acquired Company with respect to such source code.
(o)    Use of Open Source Code.
(i)    Part 3.11(o)(i) of the Disclosure Schedule accurately identifies: (A) each item of Open Source Code that is contained in, distributed or made available with or used in the development of any Acquired Company Software or from which any part of any Acquired Company Software is derived; (B) the version or versions of each such items of Open Source Code; (C) identification of the applicable license for each item of Open Source Code (i.e., by identifying standard licenses by name); and (D) the Acquired Company Software to which each such item of Open Source Code relates.
(ii)    The Acquired Companies’ use, marketing, distribution, licensing, making available and sale of Acquired Company Software does not violate any license terms applicable to any item of Open Source Code, and each of the Acquired Companies has all rights in each item of Open Source Code disclosed, or required to be disclosed, in Part 3.11(o)(i) of the Disclosure Schedule as needed for the Acquired Companies to conduct their business as currently conducted, without violation of any license terms pertaining to such Open Source Code or infringement of Intellectual Property or Intellectual Property Rights of any Person.
(iii)    Except as expressly set forth in Part 3.11(o)(iii) of the Disclosure Schedule, no Acquired Company Software contains, is distributed or made available with, is being or was developed using, or is derived from Open Source Code that is licensed under any terms that impose, or by their terms purport to impose, a requirement or condition that any Acquired Company grant a license under or refrain from asserting or enforcing any of its Patent rights, or that any Acquired Company Software or part thereof be: (A) disclosed, distributed or made available in source code form; (B) licensed for making modifications or derivative works; (C) redistributable at no or nominal charge; or (D) impose or could impose any other material limitation, restriction or condition on the right or ability of any Acquired Company to use, distribute or make available any Acquired Company Software.
(p)    Privacy.
(i)    Each Acquired Company fully complies, and complied, with all Information Privacy and Security Laws, including establishing an accurate data processing register, operating data transfers in accordance with rules applicable at the Closing Date and entering into appropriate data processing agreements with its Processors (as such term is defined in the GDPR). Each Acquired Company only provided services and products which complied at all times with each applicable Acquired Company Privacy Policy, as each exists as of the date of this Agreement and, with all applicable Information Privacy and Security Laws.
(ii)    Each Acquired Company, the Acquired Company Software and the collection, use, disclosure, processing and security of Personal Data by each Acquired Company, has complied at all times with: (A) all of the applicable Acquired Company Privacy Policies; (B) all applicable Information Privacy and Security Laws; (C) the terms of all Company Contracts; and (D) each Consent or authorization received from any Governmental Entity or the subjects of such Personal Data pertaining to the collection, maintenance, transmission, transfer, use, processing, disclosure, storage, disposal or security of data or Personal Data.
(iii)    No Acquired Company has been subject to or received any notice of or audit request relating to, any Legal Proceeding relating to any actual or alleged non-compliance with any Information Privacy and Security Law. No Person has provided written notice to any Acquired Company alleging that any Acquired Company has failed to comply with any Information Privacy and Security Law. None of the execution, delivery or performance of this Agreement or any of the other Transaction Documents, the consummation of any of the Contemplated Transactions or any Acquired Company’s provision to Purchaser will result in any violation of any Acquired Company Privacy Policy (as it currently exists or as it existed at any time during which any Acquired Company Data was collected or obtained by any Acquired Company), any Company Contract or any Information Privacy and Security Law.
(q)    Systems and Data; Security.
(i)    The Acquired Company Systems are in good working condition and are sufficient in all material respects as is necessary for the businesses of the Acquired Companies as currently conducted and include reasonable and appropriate technical and organizational safeguards in accordance with Information Privacy and Security Laws. Since January 1, 2017, no Acquired Company has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any Acquired Company System. Each Acquired Company has taken reasonable and appropriate measures to: (A) secure the confidential information (including all Personal Data) of the Acquired Companies and the confidential information (including all Personal Data) of each customer, Channel Partner and other Person in the Acquired Companies’ possession or control; and (B) provide for the back-up and recovery of the data and information stored or processed using Acquired Company Systems without material disruption or interruption to the conduct of the business of any Acquired Company.
(ii)    Each Acquired Company implements and maintains, and is and has been in compliance with, a written information security program that includes reasonable and appropriate administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of all Acquired Company Systems and all Acquired Company Data and prevent unauthorized access, use or disclosure to the Acquired Company Systems and Acquired Company Data (including all Personal Data and data that is on the systems of third parties with access to such Acquired Company Systems or Acquired Company Data). Each Acquired Company complies with all applicable Information Privacy and Security Laws and has reasonable policies and procedures that apply to each Acquired Company with respect to privacy, data protection, processing, security and the collection and use of Acquired Company Data gathered or accessed in the operation of the Acquired Companies’ businesses. No Acquired Company has suffered or incurred a data breach, security breach or incident with respect to any Acquired Company System or Acquired Company Data. No Acquired Company is or has been required under any Company Contract or any Information Privacy and Security Law to notify any Person or any Governmental Entity of the loss, or unauthorized access, use or disclosure, of any Personal Data or other data or information of such Person or Governmental Entity. No data breaches (notifiable or not) have been encountered or suffered by the Acquired Companies, their Processors, Co-Controllers or Joint-Controllers (as such term are defined in the GDPR). Each Acquired Company has performed all security risk assessments required under all applicable Information Privacy and Security Laws and, to the extent applicable, PCI DSS and has addressed and fully remediated all material threats and deficiencies identified in any assessments of the security risks or vulnerabilities of any Acquired Company or Acquired Company System.
3.12    Government Contracting. Except as set forth on Part 3.12 of the Disclosure Schedule, no Acquired Company is, or has ever been, a party to or otherwise bound by a Contract that would constitute a Government Contract.
3.13    Compliance; Permits.
(a)    Compliance. Since the Formation Date, no Acquired Company has violated or failed to comply with any applicable Legal Requirement, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole. No investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, is threatened against or with respect to any Acquired Company. Since the Formation Date, none of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice from any Governmental Entity regarding any actual or alleged material violation of, or material failure to comply with, any applicable Legal Requirement.
(b)    Orders. There are no, and since the Formation Date there have been no, Orders binding upon any Acquired Company or to which any assets owned or used by any Acquired Company is subject. To the Knowledge of the Company, no current Company Associate is subject to any Order that prohibits such current Company Associate from engaging in or continuing any conduct, activity or practice relating to any Acquired Company’s business.
(c)    Permits. Each Acquired Company holds, to the extent required by applicable Legal Requirements, all material Permits from, and has made all declarations and filings with, all Governmental Entities for the operation of its business as currently conducted by the Acquired Companies. No suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company is threatened. Each such Permit is valid and in full force and effect, and each Acquired Company is and, since the Formation Date, has been in compliance with the terms, conditions and requirements of each such Permit in all material respects. Part 3.13(c) of the Disclosure Schedule provides an accurate and complete list of all such Permits held by each Acquired Company, and the Company has Made Available to Purchaser accurate and complete copies of all such Permits. Since the Formation Date, none of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice from any Governmental Entity: (i) any actual or alleged material violation of or material failure to comply with any term, condition or requirement of any such Permit; or (ii) any actual or threatened in writing revocation, withdrawal, suspension, cancellation, termination or materially adverse modification of any such Permit.

(d)    Export and Import Laws and Sanctions. Since December 31, 2015, no Acquired Company has violated any U.S. Export and Import Law or made a voluntary disclosure with respect to any violation of any U.S. Export and Import Law. Each Acquired Company: (i) is and since December 31, 2015 has been in compliance with all applicable Foreign Export and Import Laws; and (ii) since December 31, 2015 has prepared and timely applied for all import and export licenses required under any U.S. Export and Import Law or Foreign Export and Import Law for the conduct of its business. No Acquired Company and to the Knowledge of the Company, no director, officer, employee or agent of any Acquired Company: (A) is or since December 31, 2015 has been a Person with whom transactions are prohibited or limited under any Legal Requirement relating to trade embargoes or sanctions, including those administered by the Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other sanctions authority; or (B) since December 31, 2015 has violated or made a voluntary disclosure regarding any such Legal Requirement. No product, service or financing provided by any Acquired Company has been, directly or indirectly, provided to, sold to or performed for or on behalf of national of, or Persons located in, the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan, Syria or any other country, region or Person against which the United States maintains economic sanctions or an arms embargo.
(e)    Export, Import and Sanctions Proceedings. No sanctions-related, export-related or import-related Legal Proceeding, investigation or inquiry is or since December 31, 2015 has been pending or, to the Knowledge of the Company, threatened against any Acquired Company or any officer or director of any Acquired Company (in such Person’s capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.
(f)    No Subsidies. Except as set forth on Part 3.13(f) of the Disclosure Schedule, none of the Acquired Companies possesses, or has ever possessed, or has, or has ever had, any right or interest with respect to, any grant, incentive or subsidy from any Governmental Entity.
(g)    Anti-Corruption and Anti-Bribery. Since December 31, 2015, none of the Acquired Companies or, to the Knowledge of the Company, any of their respective Affiliates, officers, directors, employees, agents, Representatives or consultants has, and no other Person associated with or acting for or on behalf of any of the Acquired Companies in connection with the conduct of any business of any Acquired Company has:
(i)    directly or indirectly violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act of 2010 or any other applicable anti-corruption or anti-bribery law or similar Legal Requirement (each, an “Anti-Corruption Law”);
(ii)    directly or indirectly made, offered, promised or authorized any unlawful payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, including a Foreign Official, for the purpose of: (A) influencing any act or decision of such Person; (B) inducing such Person to do or omit to do any act in violation of a lawful duty; (C) obtaining or retaining business for or with any Person; (D) expediting or securing the performance of official acts of a routine nature; or (E) otherwise securing any improper advantage;

(iii)    established or maintained any unlawful fund of corporate monies or other properties;
(iv)    created or caused the creation of any false or inaccurate books and records of any Acquired Company related to any of the foregoing; or
(v)    been the subject of any actual or, to the Knowledge of the Company, threatened investigation, allegation, inquiry or enforcement proceeding by any Governmental Entity regarding any offense or alleged offense under any Anti-Corruption Law.
(h)    The U.S. Subsidiary does not produce, design, test, manufacture, fabricate or develop one or more critical technologies, as defined at 31 C.F.R. § 800.215.
3.14    Brokers’ and Finders’ Fees. No Acquired Company has incurred, or will incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Company Transaction Document or any of the Contemplated Transactions. Part 3.14 of the Disclosure Schedule identifies each such Person that is or would reasonably be expected to become entitled to receive any fee or other amount from any of the Acquired Companies for such services performed or to be performed in connection with any of the Contemplated Transactions. After the Closing, no Acquired Company will have any indemnification or other Liability to any Person that is identified, or is required to be identified, in Part 3.14 of the Disclosure Schedule.
3.15    Employee Matters; Benefit Plans.
(a)    Employee List. Part 3.15(a) of the Disclosure Schedule contains a list of all current Employees as of the date of this Agreement, and correctly states: (i) their dates of commencement of engagement or employment; (ii) their job titles and positions; (iii) their fees, rates of pay or annual salaries; (iv) any other compensation payable to them (including overtime entitlement, housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation, and any components of compensation that are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension); (v) their visa status; (vi) each Benefit Plan in which they participate or are eligible to participate, if any; (vii) the location of their principal place of employment or service; (viii) the country in which the services are exclusively or primarily performed; and (ix) their employer or applicable service recipient. There are no written or unwritten policies or customs that, by extension, could result in any Company Associate being entitled to benefits in addition to those to which they are entitled pursuant to applicable Legal Requirements or collective agreements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required), other than those included in any Benefit Plans or the Company Associate Agreements.
(b)    Leave of Absence. Part 3.15(a) of the Disclosure Schedule contains a list of any current employee of any Acquired Company who is not fully available to perform work because of long-term sickness, disability or other leave (e.g., Purchaser leave).
(c)    Employment Termination. The employment or engagement of each of the current Company Associate whose services are exclusively or primarily performed outside of the United States is terminable by the applicable Acquired Company, subject only to the terms of the respective Company Associate Agreements, collective agreements and applicable Legal Requirements. The employment or engagement of each of the current Employees whose services are exclusively or primarily performed in the United States is terminable by the applicable Acquired Company at will and without penalty or Liability, whether in respect of severance payments, benefits or otherwise, subject only to the terms of the respective Company Associate Agreements. The Company has Made Available to Purchaser accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current Company Associates.
(d)    Employee Plans and Agreements. Part 3.15(d) of the Disclosure Schedule contains an accurate and complete list of each Employee Agreement for each employees of the Acquired Companies and each Benefit Plan; provided that for Employee Agreements that are employment agreements, offer letters, consulting agreement or similar agreements, that are terminable without penalty and without severance, change in control or other benefits, only forms thereof need be listed on Part 3.15(d) of the Disclosure Schedule. No Acquired Company intends to and none has committed to establish or enter into any new material Benefit Plan or Employee Agreement, or to materially modify any Benefit Plan or Company Associate Agreement (except to conform any such Benefit Plan or Company Associate Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Purchaser in writing or as required by this Agreement).
(e)    Compliance. To the Knowledge of the Company, each Acquired Company: (i) is and has at all times since the Formation Date been in compliance in all material respects with all applicable Legal Requirements, collective agreements, Contracts and Orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Entity respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements, Contracts, Orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, profit-sharing, labor relations, worker classification, occupational health and safety, work environment, discipline, retirement benefit provision, harassment, immigration, wrongful discharge or violation of the personal rights of Company Associate or prospective Company Associate; (ii) has withheld and reported all material amounts required by any Legal Requirement, collective agreement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Associate (including deduction from salaries for income Tax and national insurance payments and/or transfers to managers insurance, pension or provident fund, life insurance, incapacity insurance, education fund or other similar funds); (iii) has no material Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Associate. All amounts due and payable in respect of any Benefit Plan have been paid. Each Benefit Plan (if any) and Company Associate Agreement has been established, operated, funded, registered and maintained in compliance in all material respects with its terms and with all applicable Legal Requirements. All contributions and premiums required by applicable Legal Requirements or by the terms of any Benefit Plan, Company Associate Agreement or any agreement relating thereto have been made on or before their respective due dates (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith. None of the Acquired Companies nor any other Entity which, together with the Acquired Companies, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) contributes to or has a Liability in respect of, or since inception has sponsored, maintained, contributed to, been required to contribute to or had any Liability in respect of any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA. No event has occurred, and to the Knowledge of the Company, no condition exists that would, directly or by reason of any Acquired Company’s affiliation with any of its ERISA Affiliates, subject any Acquired Company to any material Tax, fine, Lien, penalty or other Liability imposed by applicable Legal Requirements with respect to any Benefit Plan.
(f)    Delivery of Documents. As applicable with respect to any existing Benefit Plan and any proposed Benefit Plan, the Company has Made Available to Purchaser: (i) correct and complete copies of all documents setting forth the terms of such Benefit Plan, including all amendments thereto and all related trust documents; (ii) all material written Contracts relating to such Benefit Plan, including administrative service agreements and group insurance Contracts; (iii) all written materials provided to any current Employee relating to such Benefit Plan in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to any Acquired Company; (iv) all material and non-routine correspondence to or from any Governmental Entity relating to such Benefit Plan; and (v) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for such Benefit Plan.
(g)    No Breach of Employee-Related Obligations. Each Acquired Company has complied in all material respects with all applicable Legal Requirements, industry-wide collective agreements, company collective agreements, codes of conducts, company policies or unilateral undertakings in connection with the employment of all current and former employees of such Acquired Company.
(h)    No Conflict. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the Contemplated Transactions, will or, to the Knowledge of the Company, would reasonably be expected to (either alone or upon the occurrence of any additional events): (i) constitute an event under any Benefit Plan, trust or loan that will or, to the Knowledge of the Company, would reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Company Associate; or (ii) create or otherwise result in any additional Liability with respect to any Benefit Plan.
(i)    Absence of Certain Retiree Liabilities. No current or past Benefit Plan, if any, provides (except at no cost to any Acquired Company), or reflects or represents any Liability of any Acquired Company to provide, retiree life insurance, retiree health benefits or other post-employment welfare benefits to any Person for any reason, except as may be required by COBRA or any other applicable Legal Requirements. Other than commitments made that involve no future costs to any Acquired Company, no Acquired Company has any obligation to any Company Associate (either individually or to Company Associate as a group) or any other Person to provide such Company Associate or other Person with retiree life insurance or retiree health benefits or other post-employment welfare benefits, except to the extent required by applicable Legal Requirements.
(j)    Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against any Benefit Plan, the assets of any Benefit Plan or any Acquired Company, or any Benefit Plan administrator or any fiduciary of any Benefit Plan with respect to the operation of any Benefit Plan (other than routine benefit claims and appeals thereof).
(k)    Independent Contractors. Part 3.15(k) of the Disclosure Schedule accurately sets forth, with respect to each Person who is or was, at any time since the Formation Date, a consultant or other independent contractor of or to an Acquired Company:

(i)    the name of such independent contractor and the date as of which such independent contractor was originally engaged by the applicable Acquired Company;
(ii)    a description of such independent contractor’s performance objectives, services, duties and responsibilities;
(iii)    the aggregate amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the applicable Acquired Company with respect to services performed in the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020;
(iv)    the terms of compensation of such independent contractor; and
(v)    any Permit that is held by such independent contractor and that relates to or is useful in connection with the business of the applicable Acquired Company.
(l)    No Misclassification. At all times since the Formation Date, each individual who currently is providing or has provided services to an Acquired Company that has been characterized as a secondee, consultant or independent contractor is and has been properly characterized as such. No Acquired Company has any material Liability to any individual who is not currently on an Acquired Company’s payroll for any claim, demand or entitlement based upon employment status. No independent contractor is eligible to participate in any Benefit Plan.
(m)    No Unions, Etc. At all times since the Formation Date, no Acquired Company is or has been a party to or bound by, any union Contract, collective bargaining agreement or similar Contract; except as set forth on Part 3.15(l) of the Disclosure Schedule, no Acquired Company recognizes and none has established any trade union, works council or other employee representative body; and, to the Knowledge of the Company, there are no outstanding applications or requests for the establishment or recognition of the same at the date of this Agreement.
(n)    Labor Relations. To the Knowledge of the Company, there are no facts indicating that the consummation of the Share Purchase or any of the Contemplated Transactions will have an adverse effect on the labor relations of any Acquired Company in any material respect. There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against any Acquired Company under any workers’ compensation policy or long-term disability policy or similar policy subject to foreign Legal Requirements.
(o)    Labor Disputes, Etc. At all times since the Formation Date, there has been no material work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, materially affecting any Acquired Company. No event has occurred and, to the Knowledge of the Company, no condition or circumstance exists, that might directly or indirectly give rise to, or provide a basis for the commencement of, any such work stoppage, labor dispute or union organizing activity or any similar activity or dispute. There are no Legal Proceedings, labor disputes or grievances pending or, to the Knowledge of the Company, threatened in writing relating to any labor, safety or discrimination matters involving any Company Associate, including charges of unfair labor practices or discrimination complaints. There are no Legal Proceedings, labor disputes or grievances pending or, to the Knowledge of the Company, threatened in writing relating to any employment or consulting Contract, compensation, wages and hours, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, immigration or discrimination matter involving any Company Associate or any other matter arising from the employment and/or engagement and/or termination of any Company Associate, including charges of unfair labor practices or harassment complaints.
(p)    Transfers. There have never been any transfers to which the Acquired Rights Directive 2001/23/EC (or any regulations implementing the same in any European member state) applied into or out of the Company.
(q)    Sexual Misconduct Claims. At all times since the Formation Date: (i) no allegation, complaint or written claim of sexual harassment, sexual misconduct or similar behavior (a “Sexual Misconduct Allegation”) has been made against any Person who is or was an officer or director or supervisory-level employee of any Acquired Company in such Person’s capacity as such; and (ii) no Acquired Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement, non-disclosure agreement or Contract similar to any of the foregoing relating directly or indirectly to any Sexual Misconduct Allegation against any Acquired Company or any Person who is or was an officer or director or supervisory-level employee of any Acquired Company.
(r)    COVID-19. To the extent the Company is aware of any employees of the Company that have tested positive for COVID-19, the Company acknowledges that it has made all commercially reasonable efforts to take responsive actions required under applicable Legal Requirement.
3.16    Environmental Matters.
(a)    Each Acquired Company is, and each since December 31, 2015 has been, in compliance with all Environmental Laws in all material respects, and no Legal Proceeding, complaint, demand or notice has been made, given, filed or commenced in writing (or, to the Knowledge of the Company, has been threatened) by any Person against any Acquired Company alleging any failure to comply with any Environmental Law in any material respect or seeking contribution towards, or participation in, any remediation of any contamination of any current or former real property of any Acquired Company or thing located on or under any current or former real property of any Acquired Company with Hazardous Materials. Each Acquired Company has obtained, and is and since December 31, 2015 has been in compliance in all material respects with all of the terms and conditions of, all Permits that are required under any Environmental Law and has at all times complied in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables that are contained in any applicable Environmental Law. The Company has Made Available to Purchaser accurate and complete copies of any internal and external environmental audits (including environmental compliance audits) in its possession, if any, relating to each Acquired Company or its operations.
(b)    No circumstance or physical condition exists on or under any property that was caused by or impacted by the operations or activities of any Acquired Company since December 31, 2015 and that will or would reasonably be expected to give rise to: (i) any investigative, remedial or other obligation of any Acquired Company under any Environmental Law; (ii) any Liability on the part of any Acquired Company to any Person; or (iii) any claim of damage to Person or property against any Acquired Company, in each case, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.
(c)    Any Acquired Company’s use of all properties and equipment used in the business of each Acquired Company is, and has been since the Formation Date been, free of Hazardous

Materials, except for any Hazardous Materials in small quantities found in products used by or on behalf of the Acquired Companies for office, maintenance or janitorial purposes in compliance with Environmental Law.
3.17    Material Contracts.
(a)    List. Part 3.17(a) of the Disclosure Schedule identifies each Material Contract in existence as of the date of this Agreement (categorized by the applicable section and subsection of the definition of “Material Contract” to which it relates), and sets forth the names of the parties to such Material Contract, the date of such Material Contract and the date of each amendment to such Material Contract. The Acquired Companies have no oral Material Contracts except as expressly noted in the Disclosure Schedules with respect to any such oral Contract.
(b)    Enforceability; No Breach. All Material Contracts are in full force and effect. All Material Contracts are valid and enforceable by and against each of the parties thereto, in accordance with their terms, subject only to the Enforceability Exception. No Acquired Company, and, to the Knowledge of the Company, no other party, is in material default under or in material breach of any Material Contracts. No event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, would reasonably be expected to: (i) constitute a material default under or result in a material violation or material breach of any of the provisions of any Material Contracts by any Acquired Company, or, to the Knowledge of the Company, any other party; (ii) give any Person the right to declare an event of default under any Material Contracts against any Acquired Company, or, to the Knowledge of the Company, any other party; (iii) give any Person the right to accelerate the maturity or performance by any Acquired Company, or, to the Knowledge of the Company, any other party of any Material Contracts in any material respect; or (iv) give any party other than any Acquired Company, or, to the Knowledge of the Company, any Acquired Company, the right to cancel, terminate or materially modify any Material Contracts or cause the material breach of any Material Contracts by any Acquired Company, or, to the Knowledge of the Company, any other party. No party to any Material Contract has exercised or purported or threatened in writing to exercise any termination right with respect to any Material Contract. No Acquired Company has received any written notice of a default, an alleged failure to perform or an offset or counterclaim with respect to any Material Contracts that has not been fully remedied and withdrawn.
(c)    Delivery of Contracts. The Company has Made Available to Purchaser accurate and complete copies of all Material Contracts in existence as of the date of this Agreement, including all amendments and modifications thereof.
(d)    Reseller Contracts. There is no Company Contract involving a reseller, distributor, sales representative or other Person involved in the marketing, sale or solicitation of orders for any Company Product (a “Channel Partner”) that, if terminated by an Acquired Company or not renewed in accordance with the terms of such Company Contract, would result in any Liability, penalty or payment to any Person in excess of such Acquired Company’s obligations under the express terms of such Company Contract.
3.18    Insurance. Each Acquired Company and its assets and operations have been covered since the Formation Date by insurance in scope and amount customary and reasonable for the business in which it has been engaged during such period, except as would not reasonably be expected to be material to the

Acquired Companies, taken as a whole. The Company has Made Available to Purchaser an accurate and complete copy of each material insurance policy (including material policies providing property insurance, casualty insurance, directors and officers liability insurance, professional liability insurance, errors and omissions insurance, workers’ compensation coverage and bond and surety arrangements) with respect to which any Acquired Company has been a party, a named insured or otherwise the beneficiary of coverage at any time during the past three years, as set forth on Part 3.18 of the Disclosure Schedule. Each of such insurance policies is legal, valid, binding, enforceable and in full force and effect, subject to the Enforceability Exception. No Acquired Company or, to the Knowledge of the Company, any other Person is in breach or default under any such insurance policy (including with respect to the payment of any premium or the giving of any notice). To the Knowledge of the Company, no party to any such insurance policy has repudiated any provision thereof.
3.19    Transactions with Related Parties. No Related Party: (a) has or has had any interest in any material asset used in or otherwise relating to the business of any of the Acquired Companies; or (b) is or has been indebted to any Acquired Company, and no Acquired Company is indebted (or has committed to make any loan or extend or guarantee credit) to any Related Party. To the Knowledge of the Company, no Related Party has any direct or indirect ownership interest in or relationship with: (i) any Person with which any Acquired Company is affiliated or with which any Acquired Company has a business relationship; or (ii) any Person that directly competes with any Acquired Company (in each case, other than the ownership of less than 5% of the outstanding publicly traded shares of any publicly traded company). To the Knowledge of the Company, no Related Party is or has been, directly or indirectly, a party to or otherwise interested in any Company Contract (other than Contracts providing for employment and benefit arrangements entered into in the ordinary course of business and on an arms’ length basis or ownership of less than 5% of the outstanding publicly traded shares of any publicly traded company).
3.20    Absence of Changes.
(a)    Since the Interim Balance Sheet Date, there has not been any Material Adverse Effect.
(b)    Except as set forth on Part 3.20 of the Disclosure Schedule, since the Interim Balance Sheet Date, no Acquired Company has taken any action or omitted to take any action which would require Purchaser’s consent pursuant to Section 6.2 if such action or omission to take such action occurred in the Pre-Closing Period.
3.21    Major Suppliers; Major Customers.
(a)    Part 3.21(i) of the Disclosure Schedule sets forth an accurate and complete list of the top ten suppliers of goods or services to any Acquired Company measured by spending by the Acquired Companies, taken as a whole, during the fiscal year ended December 31, 2020 (collectively, the “Major Suppliers”), together with the amount paid to each Major Supplier during the fiscal year ended December 31, 2020. Part 3.21(ii) of the Disclosure Schedule sets forth an accurate and complete list of the top fifteen customer of any Acquired Company measured by revenue by the Acquired Companies, taken as a whole, during the fiscal year ended December 31, 2020 (the “Major Customers”), together with the amount of such collections and accounts receivable generated by each Major Customer during the fiscal year ended December 31, 2020.

(b)    Since January 1, 2020, no Major Supplier or Major Customer has terminated its relationship with any Acquired Company or materially reduced or adversely changed the pricing or any other material term of its business relationship with any Acquired Company. No Acquired Company is engaged in any material dispute with any Major Supplier or Major Customer and, to the Knowledge of the Company, no Major Supplier or Major Customer intends to terminate or materially limit its business relationship with any Acquired Company or materially reduce or change the pricing or any other material term of its business relationship with any Acquired Company.
3.22    Exclusivity of Representations and Warranties. The representations and warranties made by the Company in this Section 3 are the exclusive representations and warranties made by the Company (including, with respect to its assets, liabilities and business) and, other than the representations and warranties made by each Seller in Section 4 of this Agreement, none of the Company, any Seller or any other Person has made, or is making, and none of Purchaser or any of its Affiliates has relied on (including in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby), any other representations or warranties, written or oral, express or implied, at law or in equity, including, with respect to the Company (including, with respect to the to its assets, liabilities and business) or otherwise in connection with the Contemplated Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided. The Company hereby disclaims any other express or implied representations or warranties with respect to such matters. It is understood and agreed that any due diligence materials made available to Purchaser, its Affiliates or their respective Representatives, do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company, the Sellers or any of their respectve Affiliates.
4.    Representations and Warranties RELATING TO Each Seller
Each Seller, on its own behalf and not on behalf of any other Seller, hereby represents and warrants as follows:
4.1    Authority and Due Execution.
(a)    Authority. Such Seller has all requisite power, capacity and authority to enter into this Agreement and each Transaction Document to which such Seller is a party and to consummate the Contemplated Transactions. If such Seller is an Entity, the execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions, have been duly authorized by all necessary action on the part of such Seller and its board of directors (or, if such Seller does not have a board of directors, by all necessary action on the part of its manager or equivalent body), and no other proceedings on the part of such Seller are necessary to authorize the execution, delivery and performance by such Seller of this Agreement or any such other Transaction Document, or the consummation of the Contemplated Transactions.
(b)    Due Execution. This Agreement and each other Transaction Document to which such Seller is a party has been or will be duly executed and delivered by such Seller and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exception.

(c)    Spousal Consent. Any Seller who is a natural person hereby represents and warrants that, if and where relevant, no provision of his or her prenuptial agreement or civil partnership (pacte civil de solidarité) prevents nor will prevent him or her or otherwise restrain his or her capacity to enter into each Transaction Document and to consummate the Contemplated Transactions on his or her own (i.e., without requiring his or her spouse or partner to be involved in such transfer).
4.2    Non-Contravention and Consents.
(a)    Non-Contravention. The execution and delivery of this Agreement and the other Transaction Documents to which such Seller is a party do not, and the consummation of the Contemplated Transactions and the performance of this Agreement and the other Transaction Documents to which such Seller is a party will not: (i) if such Seller is an Entity, conflict with or violate any of its Charter Documents, or any resolution adopted by its stockholders (or holders of other equity securities), board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Seller; (ii) conflict with or violate any Legal Requirement to which such Seller is subject; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of such Seller or alter the rights or obligations of any Person under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any of the assets of such Seller (including any outstanding Shares held by such Seller) pursuant to, any material Contract to which such Seller is a party or by which it is bound.
(b)    Contractual Consents. Except for those Contracts that were Made Available to the Purchaser, no Consent under any material Contract to which such Seller is a party or by which it is bound is required to be obtained. For purposes of this Section 4.2(b) and Section 4.2(c), a Consent shall be deemed “required to be obtained,” and a notice shall be deemed “required to be given,” if the failure to obtain such Consent or give such notice would reasonably be expect to prevent or materially delay the consummation of any of the Contemplated Transactions or otherwise prevent or materially delay performance by such Seller of any of its obligations under this Agreement or any other Transaction Document to which such Seller is a party.
(c)    Governmental Consents. Except for the Foreign Investment Clearance, no Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by such Seller in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which such Seller is a party, or the consummation of the Contemplated Transactions.
(d)    Bankruptcy. In such Seller is an Entity, such Seller in good standing and no formal request has been made for its annulment or its dissolution and it is not in bankruptcy (cessation des paiements) or subject to any Insolvency Related Procedure.
4.3    Litigation. There is no Legal Proceeding pending, or, to the Knowledge of such Seller, that has been threatened against such Seller: (a) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with or enforcement of any of the obligations of such Seller or any other Person under this Agreement; (b) that relates to the ownership or alleged ownership of any Shares or other securities of the Company, or any option, warrant or other right to acquire Shares or other securities of the Company, in each case, by such Seller; or (c) that relates to any right or alleged right of such Seller to receive any consideration as a result of or in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which such Seller is a party, or the consummation of the Contemplated Transactions.
4.4    Title and Ownership. Such Seller: (a) is the legal and beneficial owner of the number, class and series of Shares, Warrants, BSA Ratchet, and Relevant Company Options set forth as being owned by such Seller in Part 3.2(a)(v) and Part 3.2(c)(ii) of the Disclosure Schedule; (b) has good, valid and marketable title to such Shares, Warrants, BSA Ratchet, and Relevant Company Options free and clear of all Liens (other than Permitted Liens); (c) is not a party to or bound by any option, warrant, purchase right or other Contract that could require such Seller to sell, transfer or otherwise dispose of any Shares, Warrants, BSA Ratchet, and Relevant Company Options or other securities of the Company (other than this Agreement); (d) is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Shares or Warrants (in the case of the foregoing clauses (c) and (d), other than the relevant Securityholders’ Agreement Made Available to the Purchaser prior to the date of this Agreement); and (e) except for the Company Securities set forth opposite such Seller’s name in Parts 3.2(a)(v), 3.2(c)(i) and 3.2(c)(ii) of the Disclosure Schedule, does not own any securities of the Company or any right to acquire any securities of the Company. Upon payment to such Seller of the consideration that such Seller is entitled to receive pursuant to Section 1.3 by or on behalf of Purchaser pursuant to the terms of this Agreement, such Seller shall transfer to Purchaser good, valid and marketable title to such Seller’s Sale Shares, free and clear of all Liens (other than Permitted Liens).
4.5    Due Organization. If such Seller is an Entity, such Seller: (a) is duly organized and is validly existing and in good standing (or equivalent status) under the laws of its jurisdiction of organization; (b) has the requisite power and authority to own its Shares, Warrants and/or Relevant Company Options; and (c) is duly qualified, licensed and admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license or admission is necessary, in each case, except as would not reasonably be expect to prevent or materially delay the consummation of any of the Contemplated Transactions.
4.6    Brokers’ and Finders’ Fees. Such Seller has not incurred, or will not incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Transaction Document to which such Seller is a party or any of the Contemplated Transactions.
4.7    Sellers’ Representative. Following the execution of this Agreement by such Seller, the Sellers’ Representative has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and to act for and bind such Seller with respect to all matters relating to this Agreement and the Contemplated Transactions in accordance with the terms hereof.
4.8    Exclusivity of Representations and Warranties. The representations and warranties made by such Seller in this Section 4 are the exclusive representations and warranties made by such Seller (including, with respect to its assets, liabilities and business) and, other than the representations and warranties made by each other Seller in Section 4 of this Agreement and the Company in Section 3 of this Agreement, none of the Company, any Seller or any other Person has made, or is making, and none of Purchaser or any of its Affiliates has relied on (including in making its decision to enter into this Agreement and to consummate the Contemplated Transactions), any other representations or warranties, written or oral, express or implied, at law or in equity, including, with respect to the Company (including, with respect to the to its assets, liabilities and business) or otherwise in connection with the Contemplated Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed by Purchaser. Such Seller hereby disclaims any other express or implied representations or warranties with respect to such matters.
5.    Representations and Warranties of Purchaser
Purchaser represents and warrants to the Company and the Sellers as follows:
5.1    Due Organization and Good Standing. Purchaser is a private company limited by shares and has been duly organized and is validly existing and in good standing (or equivalent status) under the laws of Ireland, and, except as would not prevent or materially delay or impair its ability to enter into this Agreement and the other Transaction Documents to which it is a party, to consummate the Contemplated Transaction or to perform its obligations under the Transaction Documents to which it is a party, has all power and authority to own, lease and operate its properties and assets and to conduct its business in the manner in which its business is currently being conducted.
5.2    Authority and Due Execution.
(a)    Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the Contemplated Transactions. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which Purchaser is a party and the consummation by Purchaser of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by Purchaser, or to consummate the Contemplated Transactions.
(b)    Due Execution. This Agreement has been, and, upon execution and delivery, each other Transaction Document to which Purchaser is a party will be, duly executed and delivered by Purchaser and, assuming due execution and delivery by the other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject only to the Enforceability Exception.
5.3    Non-Contravention and Consents.
(a)    Non-Contravention. The execution and delivery of this Agreement and the other Transaction Documents to which Purchaser is a party do not, and the consummation of the Contemplated Transactions and the performance of this Agreement and the other Transaction Documents to which Purchaser is a party will not: (i) conflict with or violate any of its Charter Documents, or any resolution adopted by its stockholders (or holders of other equity securities), board of directors (or other similar body) or any committee of the board of directors (or other similar body) of Purchaser; (ii) conflict with or violate any Legal Requirement to which Purchaser is subject; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of such Purchaser or alter the rights or obligations of any Person under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any of the assets of such Purchaser pursuant to, any material Contract to which such Purchaser is a party or by which it is bound.
(b)    Bankruptcy. Purchaser is in good standing and no formal request has been made for its annulment or its dissolution and it is not in bankruptcy (cessation des paiements) or subject to any Insolvency Related Procedure.
5.4    Litigation. There is no Legal Proceeding pending, or, to the Knowledge of Purchaser, that has been threatened against Purchaser that (a) challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with or enforcement of any of the obligations of Purchaser or any other Person under this Agreement; or (b) that relates to any right or alleged right of Purchaser to perform its obligations as a result of or in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which Purchaser is a party, or the consummation of the Contemplated Transactions.
5.5    Sufficient Funds. Purchaser has and shall have as of the Closing funds immediately available, as and when needed, that are necessary to (a) consummate the Closing, (b) pay the Closing Consideration and make the other payments contemplated by Section 2.3, (c) otherwise perform its covenants and agreements hereunder and (d) pay any other fees, expenses or other amounts payable by Purchaser or its Affiliates in connection with the consummation of the Contemplated Transactions. Purchaser acknowledges and agrees that its obligations hereunder are not contingent upon Purchaser’s obtaining any source of financing.
5.6    Solvency. Immediately after giving effect to the Contemplated Transactions and assuming that the Company is Solvent prior to giving effect to such Contemplated Transactions, the Purchaser and the Acquired Companies (a) shall be able to pay its debts as they become due and shall own property which has a fair market value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (b) shall have adequate capital or source of funds to carry on its business (the foregoing (a) and (b) collectively, “Solvent”).
5.7    No Other Representations; Non-Reliance.
(a)    Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, conditions, assets and liabilities of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Purchaser acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, Purchaser has relied solely upon its own investigation, the express representations and warranties of the Company set forth in Section 3 (as qualified by the relevant portions of the Disclosure Schedule) and the express representations and warranties of each Seller in Section 4 and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including any relating to the future or historical business, results of operations, prospects, conditions, assets or liabilities of the Company); and (ii) none of the Sellers, the Company or any other Person has made any representation or warranty as to the Sellers, the Company or the accuracy or completeness of any information regarding the Company furnished or made available to Purchaser and its Representatives, except as expressly set forth in Section 3 (as qualified by the relevant portions of the Disclosure Schedule) and the express representations and warranties of each Seller in Section 4.

(b)    In connection with the due diligence investigation of the Company by Purchaser and its Affiliates and their respective Representatives, Purchaser and its Affiliates and their respective Representatives have received and may continue to receive after the date hereof from the Company, the Sellers, their Affiliates and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and except with respect to the representations and warranties in Section 3 (as qualified by the relevant portions of the Disclosure Schedule) and the express representations and warranties of each Seller in Section 4, that Purchaser will have no claim against the Company, the Sellers, or any of its Affiliates or their respective Representatives, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided except with respect to Fraud. Accordingly, for the avoidance of doubt, Purchaser hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 3 (as qualified by the relevant portions of the Disclosure Schedule) and the express representations and warranties of each Seller in Section 4, none of the Company, the Sellers or any of its Affiliates or their respective Representatives, or any other Person, with respect thereto has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.
6.    Certain Covenants of Sellers and the Company
6.1    Access and Investigation
(a)    During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10 and the Closing (the “Pre-Closing Period”), the Company shall, and shall direct that their respective Representatives and each of the Acquired Companies and their respective Representatives, reasonably promptly upon request, to provide Purchaser and Purchaser’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, personnel, assets and properties (including the Leased Real Property) and provide copies of all available books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies with such additional financial, operating and other data and other information regarding the Acquired Companies, in each case, as Purchaser may reasonably request; provided, that such access would not be in breach of any applicable COVID-19 Measures and does not unreasonably interfere with the normal business operations of the Company. Notwithstanding the foregoing, the Company shall not be required to permit any inspection, or to disclose any information, that in the reasonable, good-faith judgment of the Company (w) would result in the disclosure of any trade secrets of any Person or violate any confidentiality obligation of the Company, (x) would jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (or similar protections or privileges), (y) relates to any information that is reasonably pertinent to any litigation in which the Company and Purchaser are adverse parties, or (z) would reasonably, on the advice of counsel (including in-house counsel), violate applicable Legal Requirements.
(b)    The Company shall deliver to Purchaser, as soon as reasonably practicable and in any event on the first Business Day following the expiration of the 30 day period after the end of each monthly accounting period that ends during the Pre-Closing Period, unaudited financial statements of the Acquired Companies as of the end of and for such monthly accounting period, prepared in accordance with French GAAP consistently applied throughout the periods covered, in each case prepared in accordance with the Company’s historic past practice (all such financial statements, the “Pre-Closing Financial Statements”).
6.2    Operation of the Business of the Company and the Acquired Companies. During the Pre-Closing Period, except as required by Legal Requirement, as contemplated by the terms hereof or as consented to by Purchaser (such consent with respect to Sections 6.2(k), 6.2(l), 6.2(m), 6.2(q), 6.2(r) and 6.2(s) not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the Acquired Companies to, ensure that, except as specifically disclosed in Part 6.2 of the Disclosure Schedule:
(a)    each Acquired Company shall conduct its business and operations in the ordinary course of business (except for any COVID-19 Measures);
(b)    each Acquired Company shall use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Acquired Companies (except for any COVID-19 Measures);
(c)    each Acquired Company shall prepare and file, or cause to be prepared and filed, any Tax Return that is required to be filed on or prior to the Closing Date and shall pay all Taxes due with respect to such Tax Return and all previously filed Tax Returns within the time and in the manner required by applicable Legal Requirements;
(d)    no Acquired Company shall make any charitable contribution;
(e)    no Acquired Company shall cancel or fail to renew any of its insurance policies Made Available to Purchaser in accordance with Section 3.18 or materially reduce the amount of any insurance coverage provided by such insurance policies;
(f)    no Acquired Company shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any share of capital stock or any other security, or repurchase, redeem or otherwise reacquire any share of capital stock or any other security, except repurchases of shares in connection with the termination of the service relationship of any employee or other service provider with such Acquired Company;
(g)    no Acquired Company shall sell, issue, pledge, grant or authorize the sale, issuance, pledge or grant of: (i) any capital stock or other security; (ii) any option, warrant or right to acquire any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue Ordinary Shares upon the exercise of Relevant Company Options or Warrants or upon the conversion of Preferred Shares, in each case, outstanding as of the date of this Agreement and in accordance with its terms as in effect on the date of this Agreement); or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security;
(h)    no Acquired Company shall grant or issue any restricted stock or any restricted stock unit, shall permit the early exercise of any option or shall amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of any Warrant Plan; (ii) any provision of any Contract evidencing any outstanding Warrant; (iii) any provision of any Company Option Plan; (iv) any provision of any Contract evidencing any outstanding Relevant Company Option or (v) any other Contract or arrangement relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Company;
(i)    no Acquired Company shall amend or permit the adoption of any amendment to any of its Charter Documents; or effect or become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
(j)    no Acquired Company shall: (i) form any Subsidiary or acquire any equity interest or other interest in any other Entity; (ii) make any loan, advance or capital contribution to, or investment in, any other Person (except that the Acquired Companies may make routine advances or reimbursements for travel and other normal business expenses to current directors, officers and employees of the Acquired Companies in the ordinary course of business); or (iii) enter into any joint venture, strategic partnership or alliance;
(k)    no Acquired Company shall make any capital expenditure in excess of €100,000 in the aggregate;
(l)    no Acquired Company shall: (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that would constitute a Material Contract (other than the renewal of a Material Contract in the ordinary course of business); or (ii) amend or prematurely terminate, or waive any material right or remedy under, any Contract that is a Material Contract;
(m)    no Acquired Company shall acquire, sell or otherwise dispose of any real property;
(n)    no Acquired Company shall: (i) lend money to any Person (except that the Acquired Companies may make routine advances for travel and other normal business expenses to current directors, officers and employees of the Acquired Companies in the ordinary course of business); (ii) incur any Indebtedness except in the ordinary course of business and in an amount not to exceed €75,000, or which is otherwise subject to a Payoff Letter; (iii) guarantee any Indebtedness of any Person; or (iv) mortgage, pledge or subject to any Lien any of its assets, other than Permitted Liens;
(o)    no Acquired Company shall: (i) enter into any collective bargaining agreement, works council agreement or other Contract with any employee representative body except as required by applicable Legal Requirements or the terms of such Benefit Plan; (ii) establish, adopt, enter into, begin participation in, amend or terminate any Benefit Plan, except as required by applicable Legal Requirements; (iii) pay, or make any new commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the ordinary course of business; (iv) increase, or make any commitment to increase, the amount of the wages, salary, commissions, fringe benefits, employee benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers, employees or other service providers (other than in the ordinary course of business with respect to annual base salary increases and annual bonus payments); (v) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise) to any directors, officers, employees or other service providers; (vi)

promote or change the title of any of its employees or other service providers (retroactively or otherwise); (vii) hire or make an offer to hire any new employee or other service provider; or (viii) grant any new right to severance or termination pay to any current or former officer, director, employee or other service providers;
(p)    no Acquired Company shall change any of its methods of accounting or accounting practices in any material respect;
(q)    no Acquired Company shall (i) make, change or rescind any election relating to any Tax; (ii) settle or compromise any claim, controversy or Legal Proceeding relating to any Tax; (iii) make any change to (or make a request to any Taxing Authority to change) any of its methods, policies or practices of Tax accounting (including a change in the Tax account period) or methods of reporting income or deductions for Tax purposes; (iv) amend, refile or otherwise revise any previously filed Tax Return, or forego the right to any amount of refund or rebate of a previously paid Tax; (v) enter into or terminate any agreement with a Taxing Authority; (vi) prepare any Tax Return in a manner inconsistent with past practices; (vii) consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of any Tax; (viii) enter into a Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement; (ix) grant any power of attorney relating to any Tax matter; (x) request a ruling with respect to any Tax; or (xi) make or claim any refund or credit of Tax in connection with any relief provisions related to COVID-19 for Tax purposes, whether federal, state, local or foreign, including, for the U.S. Subsidiary, the CARES Act;
(r)    no Acquired Company shall commence any Legal Proceeding or settle any Legal Proceeding;
(s)    no Acquired Company shall: (i) change any of its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable in any material respect; (ii) offer to materially discount the amount of any account receivable; (iii) extend any material incentive (whether to an account debtor, an account creditor or any employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof; or (iv) take or omit to take any other action with the intent or effect of materially accelerating the collection of receivables or materially delaying the payment of payables;
(t)    no Acquired Company shall enter into any transaction with any Related Party, other than Contracts providing for employment and benefit arrangements entered into in the ordinary course of business and on an arms’ length basis; and
(u)    no Acquired Company shall authorize, approve, agree, commit or offer to take any of the actions described in clauses “(d)” through “(t)” above.
Notwithstanding the foregoing, the Company may take, or permit any Acquired Company to take, any action described in clauses “(d)” through “(u)” above if Purchaser gives its prior written consent to the taking of such action by the Company, and may take any action specified in Part 6.2 of the Disclosure Schedule.

6.3    Notification. During the Pre-Closing Period, Sellers and the Company shall reasonably promptly notify Purchaser (to the extent permitted by Legal Requirement and any applicable confidentiality obligations) in writing of: (a) the discovery by such Person of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material breach of or an inaccuracy in any representation or warranty made by the Company or any Seller in this Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material breach of or an inaccuracy in any representation or warranty made by the Company or any Seller in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (c) the commencement of or, to the Knowledge of the Company or any Seller, any threat to commence, any Legal Proceeding that challenges or that, if adversely determined, would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise interfering with any of the Contemplated Transactions; (d) any material breach of any covenant or obligation of the Company or any Seller; in each case, only to the extent that such event, condition, fact or circumstance would make the satisfaction of any of the conditions set forth in Section 8 impossible. Notwithstanding the foregoing, the failure to give notice under this Section 6.3 will not be deemed to be a breach of covenant under this Section 6.3 and will constitute only a breach of the underlying representation, warranty or covenant (other than this Section 6.3), as the case may be, if such underlying representation, warranty or covenant has been breached. No such notification shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (i) determining the accuracy of any of the representations and warranties made by the Company or any Seller in this Agreement; or (ii) determining whether any of the conditions set forth in Section 8 has been satisfied.
6.4    No Negotiation. During the Pre-Closing Period, each Seller and the Company shall not, and shall ensure that no Acquired Company and no Representative of any Acquired Company or any Seller shall: (a) solicit, encourage or facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Purchaser or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction. Promptly (and in any event within three Business Days) after the date of this Agreement, the Company shall request each Person (other than Purchaser) that has entered into a confidentiality or similar agreement with an Acquired Company during the 12 months preceding the date of this Agreement in connection with such Person’s consideration of a possible Acquisition Transaction to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Acquired Companies, in accordance with the terms of such confidentiality or similar agreement. The Company shall promptly (and in any event within one Business Day after receipt thereof) give Purchaser written notice of any bona fide written or, to the Knowledge of the Company, oral inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by any Acquired Company, or any Seller or any Representative of any Acquired Company or Seller during the Pre-Closing Period. Such notice shall include the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, the material terms and conditions thereof.
6.5    Termination of Certain Benefit Plans. The Company’s board of directors (or other relevant body) shall adopt resolutions necessary to terminate all Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (any such Benefit Plan, a “401(k) Plan”), with such termination of the 401(k) Plans pursuant to such resolutions to be effective no later than the day immediately preceding the Closing Date; provided, however, that Purchaser may, in its sole and absolute discretion, make an election to sponsor and maintain any 401(k) Plan by providing the Company with written notice of such election at least five Business Days before the Closing Date. With respect to each Benefit Plan to be terminated as described in this Section 6.5, the Company shall deliver to Purchaser, no later than the day immediately preceding the Closing Date, evidence that the Company has validly adopted such resolutions to terminate such Benefit Plan (the form and substance of which shall be subject to prior review and approval of Purchaser, which shall not be unreasonably withheld, conditioned or delayed).
6.6    Termination of Agreements.
(a)    The Company shall use its commercially reasonable efforts to cause the agreements identified in Schedule 6.6(a) to be terminated effective as of the Closing. Each such termination shall be in form and substance reasonably satisfactory to Purchaser and shall be subject to advance and timely review and reasonable approval by Purchaser.
(b)    The Company and each Seller hereby agrees that, effective as of the Closing, automatically and without further action by any Person: (i) all stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, rights of first refusal and co-sale agreements, management rights agreements and all other similar agreements or Contracts to which any of them are a party or by which any of them are bound, including those Contracts set forth on Schedule 6.6(b), shall, in each case, be permanently and irrevocably terminated without any Liability to any Acquired Company and be of no further force or effect, and all Consents required to authorize the terminations contemplated by this Section 6.6(b) are hereby provided (including by Joinder Agreement, as applicable); (ii) all obligations of the Acquired Companies and all rights of such Seller under any such agreements or Contracts relating to any Acquired Company shall be deemed terminated, discharged and waived; and (iii) no Seller shall have any recourse against any Acquired Company in respect of the matters contained therein.
6.7    Repayment of Insider Receivables. Prior to the Closing, the Company shall cause all outstanding Insider Receivables to be paid in full.
6.8    Resignation of Officers and Directors. The Company shall obtain and deliver to Purchaser, at or prior to the Closing, the written resignation (in form and substance reasonably satisfactory to Purchaser) of each officer (mandataire social) and director of each Acquired Company from such officer’s and director’s corporate offices (but not such Person’s employment) with such Acquired Company, effective as of the Closing (or, at the option of Purchaser, a later time). Each such resignation shall: (a) state and acknowledge that no Acquired Company is or will be in any way indebted or obligated to the resigning party for termination pay, for loans, for advances or otherwise; and (b) include a waiver and release, dated as of the Closing Date, by the resigning party of, and an agreement of the resigning party not to assert or attempt to assert, any rights of such resigning party, whether under or pursuant to applicable Legal Requirements, the Charter Documents of any Acquired Company, any Company Contract or otherwise, to exculpation from, or to be indemnified, reimbursed or advanced expenses by, any Acquired Company for: (i) any amount that such resigning party has paid, owes or would be reasonably expected to owe an Indemnitee in such resigning party’s capacity as an Indemnitor under Section 11 or (ii) would reasonably be expected to be incurred by such resigning party arising from or relating to the evaluation, investigation, negotiation or defense of any claim brought by an Indemnitee pursuant to Section 11, solely with respect to a dispute over such claim between the Seller and the

Indemnitees in accordance with Section 11 (the amounts and Expenses referred to in clauses “(i)” and “(ii)” above, (“Excluded D&O Amounts”)).
6.9    Payoff Letters. Sellers and the Company shall, no later than three Business Days prior to the Closing Date, obtain and deliver to Purchaser: (a) a copy of an executed payoff letter (which may be executed on the Closing Date), in customary form and substance reasonably satisfactory to Purchaser, from each creditor with respect to the Indebtedness identified on Schedule 6.9 which payoff letter (each such payoff letter, a “Payoff Letter”) shall: (i) indicate the aggregate amount required to be paid to such creditor on the Closing Date (including the outstanding principal amount, accrued and unpaid interest and any premium, penalty, fee, Expense, breakage cost or other payment required to be made with respect to such Indebtedness) in order to fully discharge all obligations with respect to such Indebtedness and provide wire transfer information for such payment; (ii) state that upon receipt of the amount described in clause “(i)” above, the instruments evidencing such Indebtedness shall be terminated; and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Acquired Companies securing such Indebtedness (if any) shall be, upon the payment of the amount described in clause “(i)” above on the Closing Date, released and terminated; (b) a form of UCC-3 termination statement terminating the security interests of each Person holding a security interest registered under the UCC in the United States with respect to any assets of any of the Acquired Companies in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (c) forms of notices of termination for each account control agreement entered into in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (d) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; and (e) forms of notices of termination for any landlord or bailee waivers executed in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any. The Company shall cause the Payoff Letters to be updated, as necessary, on the Closing Date.
6.10    Restriction on Transfer. Each Seller agrees that, during the Pre-Closing Period, such Seller shall not directly or indirectly sell or otherwise transfer or dispose of, or pledge or otherwise permit to be subject to any Lien, any Company Security, or any direct or indirect beneficial interest therein.
6.11    Payment of Certain Liabilities. Prior to the Closing: (a) each Seller shall, and shall cause each of their respective Affiliates to, satisfy in full all outstanding amounts owing to each Acquired Company (other than pursuant to a bona fide commercial relationship set forth on Part 3.19 of the Disclosure Schedule and not set forth on Schedule 6.6); and (b) the Company shall cause each Acquired Company to satisfy in full all outstanding amounts owing to Sellers or any of their respective Affiliates (other than pursuant to a bona fide commercial relationship set forth on Part 3.19 of the Disclosure Schedule and not set forth on Schedule 6.6 or accrued salary and business expenses incurred in the ordinary course of business).
6.12    Restrictive Covenants.
(a)    Restriction on Competition. Each Seller that is a Key Employee agrees that, during the Restricted Period, such Seller shall not, and such Seller shall ensure that its Affiliates do not (except in the authorized course of any employment, consulting or independent contractor services provided to Purchaser, the Company or any of their Affiliates): (i) engage directly or indirectly in Competition in any part of the Restricted Territory; or (ii) directly or indirectly be or become an officer, director, stockholder, owner, co-owner, Affiliate, partner, promoter, employee, agent, representative, designer, consultant, advisor or manager of, for or to, or acquire or hold any direct or indirect interest in, any: (A) Specified Competitor; or (B) other Person that engages directly or indirectly in Competition in any part of the Restricted Territory; provided, however, that such Seller may, without violating this Section 6.12(a), own, as a passive investment, the voting securities of a publicly-held corporation that engages in Competition if: (1) such securities are actively traded on an established national securities market; (2) the number of voting securities of such corporation that are owned beneficially by such Seller, together with the number of voting securities of such corporation that are owned beneficially by Affiliates of such Seller, represent, in the aggregate, less than 1% of the total number of voting securities of such corporation outstanding; provided, that for the avoidance of doubt, neither such Seller nor any Affiliate of such Seller is otherwise associated with such a passive investment in any other capacity which otherwise violates this Section 6.12(a).
(b)    Other Restrictive Covenants.
(i)    Each Employee Seller agrees that, during the Restricted Period, such Employee Seller shall not, and Employee Seller shall ensure that its controlled Affiliates do not, directly or indirectly, personally or through others, interfere or attempt to interfere with the relationship of Purchaser or any of Purchaser’s Affiliates (including any Acquired Company) with any Specified Business Contact.
(ii)    Each Employee Seller agrees that, during the Restricted Period, such Employee Seller shall not, and such Employee Seller shall direct that its Affiliates do not, directly or indirectly, personally or through others: (A) employ, or otherwise engage as an employee, independent contractor or other service provider, any then current employee of any Acquired Company; or (B) solicit, induce or encourage, or attempt to solicit, induce or encourage, or cause others to solicit, induce or encourage (on its behalf or on behalf of others), any Specified Individual to terminate their employment or other service arrangement with any Acquired Company, Purchaser or any of their respective Affiliates for any reason (provided that, for the avoidance of doubt, any general advertisement or solicitation (including through the use of a recruiting or search firm) not targeted at such Specified Individuals, or hiring as a result thereof, shall not be a violation of this Section 6.12(b)(ii)).
(iii)    Each Investor Seller agrees that, during the Restricted Period, such Seller shall not, and such Seller shall ensure that its controlled Affiliates do not, directly or indirectly: (A) employ, or otherwise engage as an employee, independent contractor or other service provider, any Specified Individual; or (B) solicit, induce or encourage, or attempt to solicit, induce or encourage, or cause others to solicit, induce or encourage (on its behalf or on behalf of others), any Specified Individual to terminate their employment or other service arrangement with any Acquired Company, Purchaser or any of their respective Affiliates for any reason (provided that, for the avoidance of doubt, any general advertisement or solicitation (including through the use of a recruiting or search firm) not targeted at such Specified Individuals, or hiring as a result thereof, shall not be a violation of this Section 6.12(b)(iii)).
(iv)    Each Seller agrees that, during the Restricted Period, except as required by applicable Legal Requirement, or compelled by process of Legal Requirement, such Seller shall not, and such Seller shall not intentionally publicly libel, slander or disparage Purchaser or any Acquired Company in such capacity in any manner that would reasonably be expected to be harmful to such Person or to the business or business reputation of such Person in such capacity; provided, however, that the foregoing shall not prohibit, or otherwise apply to (i) any truthful statements in connection with this Agreement or the Contemplated Transactions, including, but not limited to, the enforcement of or any disputes in relation to thereto, (ii) any truthful statements or testimony made under oath, (iii) any information or statements pursuant to a valid subpoena or order by a court or other governmental body, or as otherwise required by Legal Requirement, legal process or regulation, or any other legally-required truthful statements or disclosure, or (iv) disclosing any information or any statements in private and in confidence, including any statements to such Seller’s legal, financial, tax or other advisors.
(c)    Acknowledgements. Each Seller hereby agrees and acknowledges that: (i) the restrictions imposed upon such Seller under this Section 6.12 are reasonable and necessary to protect Purchaser’s legitimate business interests and the goodwill or customer relationships in the Business; (ii) the geographic scope of the Restricted Territory is reasonable and necessary to protect Purchaser’s legitimate business interests; (iii) such Seller’s experience and capabilities are such that it can earn a living without breaching the terms and conditions of this Agreement; (iv) the restrictions contained in this Section 6.12 are fair and reasonable under the circumstances and do not limit fair competition; (v) the duration, area and scope of the covenants contained in this Section 6.12 have been considered by such Seller and that such Seller has received independent legal counsel with respect thereto, and (vi) such Seller, either alone or through its Affiliates, has received sufficiently high consideration and other benefits as a result of this Agreement and the Contemplated Transactions, and such consideration and other benefits justify the covenants contained in this Section 6.12.
(d)    Specific Performance. Notwithstanding anything in this Agreement to the contrary, each Seller agrees that, in the event of any breach, attempted breach or threatened breach by such Seller of any covenant, obligation or other provision set forth in this Section 6.12: (i) Purchaser or one of the other Beneficiaries will suffer irreparable harm that cannot adequately be compensated for with monetary damages; and (ii) Purchaser and each of the other Beneficiaries shall be entitled, without proof of actual damages (and in addition to any other remedy that may be available to it, including monetary damages), to: (A) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision; and (B) an injunction restraining such breach, attempted breach or threatened breach.
(e)    Severability. Notwithstanding anything in this Agreement to the contrary, any term or provision of Section 6.12 that is illegal, invalid or unenforceable in any situation in any jurisdiction shall not affect the legality, validity or enforceability of the remaining terms and provisions of this Section 6.12 or the legality, validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.12 is illegal, invalid or unenforceable, then the parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, invalid or unenforceable term or provision, and this Section 6.12 shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to amend this Section 6.12 to replace such illegal, invalid or unenforceable term or provision with a legal, valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, invalid or unenforceable term or provision and that comes closest to expressing the intention of the illegal, invalid or unenforceable term or provision.

(f)    Conflict with Other Covenants. Each Seller and Purchaser acknowledge and agree that this Section 6.12 does not conflict with the provisions of any other Contract between any Seller, on the one hand, and Purchaser or any of its Affiliates, on the other hand. In the event that any court of competent jurisdiction deems there to be any such conflict, then the terms of this Section 6.12 shall control.
6.13    Joinder Agreements.
(a)    The Company shall cause each Warrantholder or Company Optionholder (including any Person who exercises a Warrant or Relevant Company Option, or who otherwise becomes entitled to be issued any Shares during the Pre-Closing Period), to become a party to this Agreement by virtue of the execution and delivery of a Joinder Agreement.
(b)    Upon the execution and delivery to Purchaser of a Joinder Agreement by such Person, such Person shall be deemed to be a Seller for all purposes under this Agreement and the Joinder Agreement.
6.14    Confidentiality.
(a)    Confidentiality. From and after the date hereof, each Seller shall keep confidential, and shall ensure that each of such Seller’s Affiliates and Representatives keeps confidential, at all times from and after the date of this Agreement, all Confidential Information, except:
(i)    to the extent that such information is required to be disclosed by applicable Legal Requirements or judicial process, after prior consultation with Purchaser so that Purchaser may seek an appropriate protective order or waive such Seller’s compliance with this Agreement (and, if Purchaser seeks a protective order, such Seller shall cooperate, and shall cause its Affiliates and its and their respective Representatives to cooperate, as Purchaser shall reasonably request at Purchaser’s expense); or
(ii)    to the extent that the information is or has been made generally available to the public otherwise than through improper disclosure by any Person.
(b)    Use Restrictions. No Seller shall use, and each Seller shall ensure that such Seller’s Affiliates and its and their respective Representatives do not use, any Confidential Information at any time following the date of this Agreement, other than to the extent necessary for such Seller’s performance of its obligations under this Agreement.
6.15    Waiver of Pre-Emptive Rights and Restrictions. Each Seller hereby waives: (a) any rights to claim that any of the Contemplated Transactions do not conform to the requirements or other provisions of the Securityholders’ Agreement or the Charter Documents of any Acquired Company; (b) any rights of pre-emption, rights of first refusal, rights of approval, rights to notice, rights of co-sale, registration rights, information rights or other similar rights or restrictions that relate to any Company Securities, whether arising under the Charter Documents of any Acquired Company, any Contract, any Legal Requirement or otherwise; (c) any conflicts of interest that any director or officer of any Acquired Company or any Seller may have as a result of such Person’s relationship with such Acquired Company or such Person’s interest in any of the Contemplated Transactions; and (d) effective as of the Closing, any rights over any of the Company Securities conferred upon such Seller by the Charter Documents of the

Acquired Companies, any Contract (other than the Transaction Documents), any Legal Requirement or otherwise. As of the Closing, each Seller’s right to receive the consideration set forth in this Agreement, on the terms and subject to the conditions set forth herein, shall constitute such Seller’s sole and exclusive right against any Acquired Company or Purchaser in respect of: (i) such Seller’s ownership of Company Securities or other securities of any Acquired Company or status as a securityholder of any Acquired Company; or (ii) any Contract with the any Acquired Company pertaining to securities of any Acquired Company owned or held by such Seller or such Seller’s status as a securityholder of any Acquired Company.
6.16    Notices to Warrantholders. Promptly after the execution and delivery of this Agreement, but no later than 15 days prior to the Warrant Exercise Expiration Date, the Company shall, and the Company shall: (a) cause the Président of the Company to give all notices required to be provided to the Warrantholders under the Warrant Plans and in respect of the UK Company Option in connection with the Share Purchase or any of the other Contemplated Transactions; and (b) take all other actions that would reasonably be expected to be necessary or required (under any Warrant Plan, any Warrant, any applicable Legal Requirement or otherwise) to effectuate the provisions of Section 1.1.
6.17    Employee Matters.
(a)    For a period of 12 months following the Closing (or, if earlier, until the termination of a Continuing Employee’s employment with Purchaser, the Company or one of their respective Affiliates), Purchaser shall, or shall cause one of its Affiliates to, provide to Continuing Employees base salary or wage rate (as applicable), and benefits that are reasonably comparable in the aggregate to the base salary or wage rate and benefits provided to Continuing Employees immediately prior to the Closing (excluding, for this purpose, any defined benefit plan participation, any employee stock purchase plan participation, any equity-based compensation and any change in control, retention or similar one-time special payments or benefits).
(b)    Purchaser shall use commercially reasonable efforts to grant, or cause to be granted, to Continuing Employees credit for service with an Acquired Company (or predecessor employers, to the extent an Acquired Company provides such past service credit) prior to the Closing Date for purposes of eligibility, vesting and determining the level of benefits under any benefit plan, program, policy, agreement or arrangement made available to Continuing Employees on or after the Closing Date (collectively, the “Purchaser Plans”) (excluding any sabbatical program, defined benefit pension, nonqualified deferred compensation, equity or equity-based or retiree welfare benefits) to the same extent service was recognized for the same purpose under the comparable Benefit Plan, except to the extent it would result in the duplication of benefits. In addition, for purposes of each Purchaser Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, to the extent consistent with the governing terms of the applicable Purchaser Plan, Purchaser shall use commercially reasonable efforts to: (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Purchaser Plans that provide such benefits in which Continuing Employees commence participation during the plan year in which the Closing Date occurs, in each case to the extent such exclusions, requirements or limitations were waived for or satisfied by a Continuing Employee under an analogous Benefit Plan providing such benefits in which the Continuing Employee participated immediately prior to the Closing; and (ii) cause any deductible, co-insurance and out-of-pocket expenses paid by a Continuing Employee (or covered dependent thereof) prior to the Closing Date under an analogous Benefit Plan that provides such benefits during the plan year in which the Closing Date occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any Purchaser Plan that provides such benefits for the plan year in which the Closing Date occurs.
(c)    Nothing in this Section 6.17, whether express or implied, shall: (i) confer upon any current or former employee of the Company, Purchaser or any of their respective Subsidiaries or Affiliates (including any Continuing Employee) the right to employment or continued employment, or any term or condition of employment for any specified period, of any nature or kind whatsoever, or restrict the ability of Purchaser or any its Subsidiaries or Affiliates to terminate the employment or service of any Person; (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, Contract, policy or arrangement; (iii) limit the ability of Purchaser or any of its Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights for any Person (including any employee of any Acquired Company) under this Agreement or otherwise.
7.    Certain Covenants of the Parties
7.1    Filings and Consents.
(a)    Foreign Investment Clearance.
(i)    The Purchaser shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required or reasonably requested to be filed with the French Ministry of Economy with respect to the Contemplated Transactions, and to submit promptly any additional information requested by the French Ministry of Economy. Purchaser shall respond as promptly as practicable to any inquiry or request received from the French Ministry of Economy for additional information or documentation in relation to the Foreign Investment Clearance. Subject to the confidentiality provisions of the Confidentiality Agreement, each of Purchaser and the Company shall promptly supply the other with any information that would reasonably be expected to be required in order to effectuate any filing (including any application) pursuant to (and to otherwise comply with its obligations set forth in) this Section 7.1(a).
(ii)    Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, the Purchaser shall: (A) consult with Sellers prior to taking a position with respect to any such filing; (B) permit the Sellers to review and discuss in advance, and consider in good faith the views of Sellers in connection with, any analysis, appearance, presentation, memorandum, brief, white paper, argument, opinion or proposal before making or submitting any of the foregoing to the French Ministry of Economy; (C) coordinate with Sellers in preparing and exchanging such information; (D) promptly provide the Sellers (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by the Purchaser to the French Ministry of Economy related to this Agreement or any of the Contemplated Transactions; and (E) permit the Sellers and their Representatives to participate in all discussions, telephone calls and meetings with any Governmental Entity related to this Agreement or any of the Contemplated Transactions.
(iii)    The Purchaser shall promptly notify the Sellers and the Company upon the receipt of: (i) any communication from the French Ministry of Economy in connection with the Foreign Investment Clearance; and (ii) any request by the French Ministry of Economy for any amendment or supplement to any filing made in connection with the Foreign Investment Clearance. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to

Section 7.1(a), Purchaser shall (promptly upon learning of the occurrence of such event) inform the Sellers and the Company of the occurrence of such event.
(iv)    Subject to the provisions of Section 7.1(e) and to the following, the Purchaser undertakes to comply with the conditions and to make the undertakings as may be required by the French Ministry of Economy in order to obtain the Foreign Investment Clearance, only to the extent such conditions and undertakings are not individually or collectively more onerous than as set forth on Schedule 7.1(a)(iv). Any additional undertakings requested by the French Ministry of Economy in order to obtain the Foreign Investment Clearance shall be deemed to be more onerous than those set forth on Schedule 7.1(a)(iv).
(v)    The Sellers and the Company shall cooperate with the Purchaser and provide any document and information as may be reasonably required by the Purchaser in order to complete the filing and answer to any request of the French Ministry of Economy.
(b)    Governmental Filings. Each party (other than the Sellers’ Representative) shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required or reasonably requested by Purchaser to be filed by such party with any Governmental Entity (other than filings in relation to the Foreign Investment Clearance) with respect to the Contemplated Transactions, to submit promptly any additional information requested by any such Governmental Entity and respond as promptly as practicable to any inquiry or request received from any state attorney general, foreign antitrust or competition authority or other Governmental Entity in connection with antitrust, foreign investment or related matters. Subject to the confidentiality provisions of the Confidentiality Agreement, each of Purchaser and the Company shall, and Sellers shall cause the Company to, promptly supply the other with any information that may be reasonably required in order to effectuate any filing (including any application) pursuant to (and to otherwise comply with its obligations set forth in) this Section 7.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, each of the Company and Purchaser shall, and Sellers shall cause the Company to: (A) consult with the other prior to taking a position with respect to any such filing; (B) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analysis, appearance, presentation, memorandum, brief, white paper, argument, opinion or proposal before making or submitting any of the foregoing to any Governmental Entity in connection with any Legal Proceeding related to this Agreement or any of the Contemplated Transactions (including any such Legal Proceeding relating to any antitrust, competition or fair trade Legal Requirement); (C) coordinate with the other in preparing and exchanging such information; (D) promptly provide the other (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted to any Governmental Entity related to this Agreement or any of the Contemplated Transactions; and (E) permit the other and its counsel to participate in all discussions, telephone calls and meetings with any Governmental Entity related to this Agreement or any of the Contemplated Transactions; provided that materials required to be provided pursuant to this Section 7.1a) may be restricted to outside counsel and redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements (iii) and as necessary to address attorney-client or other privilege concerns.
(c)    Notification. Each of the Sellers and the Company on the one hand, and Purchaser on the other hand, shall promptly notify the other upon the receipt of: (i) any communication from any official of any Governmental Entity in connection with any filing made in connection with any of the

Contemplated Transactions; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to any of the Contemplated Transactions (and shall keep the other informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any Governmental Entity for any amendment or supplement to any filing made in connection with any of the Contemplated Transactions or any information required to comply with any Legal Requirement applicable to any of the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 7.1(a), Sellers and the Company on the one hand, and Purchaser on the other hand, shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate with each other in filing with the applicable Governmental Entity such amendment or supplement.
(d)    Other Filings, etc. Subject to Section 7.1(d), each party to this Agreement (other than the Sellers’ Representative): (i) shall use its commercially reasonable efforts to make all filings (if any) and give all notices (if any) required to be made and given by such party (or, in the case of Sellers and the Company, any Acquired Company) in connection with the Contemplated Transactions listed on Schedule 7.1(d)(i); (ii) shall use its commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party (or, in the case of Sellers and the Company, any Acquired Company) in connection with the Contemplated Transactions listed on Schedule 7.1(d)(ii), or otherwise as set forth on Schedule 8.3(b); provided, however, that, (1) under no circumstances may any Acquired Company pay a fee to any third party in order to obtain any Consent pursuant to this Section 7.1(d) without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and (2) the conduct of Purchaser with respect notably to Foreign Investment Clearance shall under all circumstances remain subject to Section 7.1(a) above; and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Contemplated Transactions which would make the satisfaction of any of the conditions set forth in Section 8 impossible. Any such filing, and the form of each such notice or consent, shall be subject to the prior review and reasonable approval of Purchaser.
(e)    Limitations. (i) Purchaser shall not have any obligation under this Agreement to: (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition or license (or similar arrangement) of, or limit Purchaser’s or any of its Subsidiaries’ or Affiliates’ freedom of action with respect to, any of the businesses, equity securities, product lines or assets of Purchaser, any of its Subsidiaries or Affiliates or any of the Acquired Companies, or otherwise propose, proffer or agree to any other requirement, obligation, condition, limitation or restriction on any of the businesses, equity securities, product lines or assets of Purchaser, any of its Subsidiaries or Affiliates or any of the Acquired Companies; (B) commence or contest, or cause any of its Subsidiaries or Affiliates to commence or contest, any Legal Proceeding relating to the Contemplated Transactions; (C) amend or modify any of Purchaser’s rights or obligations under any Transaction Document; or (D) directly or indirectly restructure, or commit to restructure, any of the Contemplated Transactions; and (ii) neither a Seller nor the Company shall, and Sellers and the Company shall ensure that the other Acquired Companies do not, agree to take any of the actions described in clause “(A)” above without the prior written consent of Purchaser.
(f)    Public Announcements. From and after the date of this Agreement: (a) except as expressly contemplated by this Agreement or as required by applicable Legal Requirement or any disclosure on a confidential basis to any partner, investor or similar stakeholders in any Institutional

Seller, no Party (and Sellers and the Company shall and the Company shall direct that no Acquired Company and no Representative of any Acquired Company shall) issue or make any press release or public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or any of the Contemplated Transactions, without the other Party’s prior written consent; and (b) each Party shall consult (and Sellers and the Company shall ensure that each Acquired Company consults) with the other Party prior to issuing or making, and shall consider in good faith the views of the other Party with respect to, any such press release or public statement. Notwithstanding the foregoing, following Closing and the public announcement (if any) of the transaction, the Sellers’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Sellers’ Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.
7.2    Tax Matters.
(a)    The Company shall prepare or cause to be prepared all Tax Returns of the Acquired Companies required to be filed before or on the Closing Date, in each case, consistent with the past practices of the relevant Acquired Company in all material respects, except as otherwise required by applicable Legal Requirements. The Company shall timely file, or cause to be timely filed, all such Tax Returns and timely pay, or cause to be timely paid, all Taxes shown as due thereon. Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies for Pre-Closing Tax Periods and Straddle Periods required to be filed after the Closing Date. Purchaser shall timely pay, or cause to be timely paid, subject to Section 7.2(c), all Taxes shown as due thereon. Notwithstanding anything to the contrary in this Agreement, the Company shall provide to Purchaser a reasonable period of time prior to the filing thereof, for Purchaser’s review and comment, any Tax Return of the Acquired Companies prepared and/or intended to be filed after the date of this Agreement and on or prior to the Closing Date that includes a Pre-Closing Tax Period or portion thereof and takes any position with respect to transfer pricing. To the extent Purchaser has any comments to the Tax Returns described in the immediately preceding sentence, Purchaser shall submit said comments in writing to the Company and the Company shall reflect said comments of Purchaser in the Tax Return that is filed with the relevant Tax Authority.
(b)    In the case of any Tax that is payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall: (i) in the case of Taxes that are either (A) based upon or related to income, profits or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed to be equal to the amount that would be payable if the Tax period of the Acquired Companies (and each partnership in which any Acquired Company is a partner) ended with (and included) the Closing Date; provided, however, that any exemption, allowance or deduction that is calculated on an annual basis (including any depreciation or amortization deduction) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and (ii) in the case of any Tax that is imposed on a periodic basis with respect to any Acquired Company and is not described in clause “(i)(A)” or clause “(i)(B)” above, be deemed to be an amount equal to the product of the amount of such Tax for the entire Straddle Period (or, in the case of any such Tax determined on an arrears basis, the amount of such Tax for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire period.

(c)    Not later than 10 days prior to the due date for the payment of Taxes with respect to any Tax Return that Purchaser has the responsibility to file pursuant to Section 7.2(a), Purchaser shall be entitled to be paid from the Escrow Fund (and Purchaser and the Sellers’ Representative shall jointly instruct the Escrow Agent to pay to Purchaser) the amount of Taxes for which Sellers are responsible pursuant to Section 11.2, as determined by Purchaser in good faith. For the avoidance of doubt, no payment made pursuant to this Section 7.2(c) shall relieve Sellers from their indemnification, compensation and reimbursement obligations pursuant to Section 11.2 to the extent the amount of Taxes as ultimately determined, on audit or otherwise, for the periods covered by any such Tax Return exceeds the amount of the payment made pursuant to this Section 7.2(c).
(d)    Prior to the Closing, the Company shall take all actions to ensure that: (i) any Tax allocation or Tax sharing agreements between any of the Acquired Companies, on the one hand, and any other Person, on the other hand, shall be terminated as of the Closing Date; and (ii) from and after the Closing Date, none of the Acquired Companies shall be obligated to make any payment pursuant to any such agreement for any past or future period.
(e)    Purchaser, Sellers and the Sellers’ Representative shall cooperate fully with each other in connection with the preparation of any Tax Return of, and with any audit examination or Legal Proceeding relating to, any Liability relating to Taxes imposed on, any Acquired Company for any Pre-Closing Tax Period, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney or other materials reasonably necessary or useful for the conduct of any audit examination or the defense of any claim by any Taxing Authority relating to the imposition of any Tax; provided, however, that nothing in this Section 7.2(e) shall require Purchaser to provide the Sellers’ Representative or any Seller with any consolidated, combined, unitary or other Tax Return of Purchaser.
(f)    Purchaser shall pay all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement and the Party required under applicable Legal Requirement to file any Tax Return related to such Taxes shall file any required Tax Return.
(g)    Post-Closing Actions. Without the prior written consent of Sellers’ Representative, which shall not be unreasonably withheld, conditioned or delayed, Purchaser shall not (and Purchaser shall not permit any Acquired Company to) take any of the following actions with respect to any Tax period if doing so would increase the amount of Taxes for which the Sellers are liable under this Agreement: (i) file, re-file or amend any Tax Return of the Company; (ii) enter into discussions regarding any voluntary disclosure involving Taxes; (iii) change any method or period of accounting; (iv) enter into any closing agreement or settle any Tax claim or assessment; (v) extend or waive the limitation period applicable to any Tax claim or assessment; (vi) surrender any right to claim a refund of Taxes; (vii) make or change any Tax election (included but not limited to any Section 338 election); or (viii) take any other similar action, or omit to take any action, relating to the filing of any Tax Return or the payment of any Tax; provided, however, in each case, Purchaser shall not be required to seek consent from Sellers’ Representative if such action is required by applicable Legal Requirement.
7.3     Parachute Payments. As promptly as practicable after the execution and delivery of this Agreement (but no later than five Business Days prior to the Closing Date), the Company shall, and Sellers shall cause the Company to, submit to the stockholders of the Company (in a manner reasonably satisfactory to Purchaser) for execution and approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Benefit Plans, other Company Contracts or otherwise in connection with any of the Contemplated Transactions that could be expected to result, separately or in the aggregate, in the payment of any amount, or the provision of any benefit, that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) or any corresponding provision of any state, local or foreign Legal Requirement (collectively, the “Section 280G Payments”). The Company shall, and Sellers shall cause the Company to, seek any such stockholder approval in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. Reasonably promptly after execution of this Agreement (and in any event no later than one day prior to the submission to the stockholders of the Company of the written consent described in this Section 7.3 and any related disclosure of the Section 280G Payments), the Company shall, and Sellers shall cause the Company to, Make Available to Purchaser waivers, in form and substance satisfactory to Purchaser, duly executed by each Person who could reasonably be expected to receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 7.3, including the waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior review and approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed). The Company shall, and Sellers shall cause the Company to: (a) provide such documentation and information to Purchaser for its review and approval (which shall not be unreasonably withheld, conditioned or delayed) no later than two Business Days prior to soliciting waivers from the “disqualified individuals;” and (b) implement all reasonable and timely comments from Purchaser thereon. If any of the waived Section 280G Payments fail to be approved by the voting stockholders as contemplated above, then such waived Section 280G Payments shall not be made or provided. Prior to seeking such waivers and then submitting the Section 280G Payments for the approval of the stockholders, Purchaser shall provide the Company with all information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or Contract entered into or negotiated by Purchaser or its Affiliates (“Purchaser Payments”), together with all Section 280G Payments, would reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least two days prior to the solicitation of such stockholder approval (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date).
7.4    Reasonable Best Efforts. Subject to Section 7.1(d), Purchaser, each Seller and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Share Purchase and make effective the other Contemplated Transactions prior to the End Date in accordance with the terms and conditions hereof. Prior to the Closing: (a) each Seller and the Company shall use their respective reasonable best efforts to cause the conditions set forth in Section 8 to be satisfied prior to the End Date in accordance with the terms and conditions hereof; and (b) subject to Section 7.1(d), Purchaser shall use its reasonable best efforts to cause the conditions set forth in Section 9 to be satisfied prior to the End Date in accordance with the terms and conditions hereof.
8.    Conditions Precedent to Obligations of Purchaser

The obligations of Purchaser to cause the Contemplated Transactions to be consummated are subject to the satisfaction (or waiver by Purchaser), at or prior to the Closing, of each of the following conditions:
8.1    Accuracy of Representations. (a) Each of the Specified Representations shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date); (b) the representations and warranties in Section 3.11 (Intellectual Property) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); and (c) each of the representations and warranties of Sellers and the Company contained in this Agreement (other than those referred to in clause “(a)” and “(b)” above) shall have been accurate in all respects as of the date of this Agreement and shall be in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), in each case, other than would have a Material Adverse Effect; provided, however, that for purposes of determining the accuracy of any of the representations and warranties referred to in clauses “(b)” and “(c)” above, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded (other than “Material Adverse Effect” in Section 3.20a)).
8.2    Performance of Covenants. Each of the covenants and obligations that the Company or any Seller is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects.
8.3    Governmental Consents; Expiration of Notice Periods.
(a)    Governmental Consents. All filings with and Consents of any Governmental Entity set forth on Part 3.4(c) of the Disclosure Schedule (including the Foreign Investment Clearance) shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement with respect thereto preventing, prohibiting or otherwise restraining any of the Contemplated Transactions shall have expired or been terminated; provided, however, for the Foreign Investment Clearance, in case conditions and undertakings from the Purchaser are required by the French Ministry of the Economy, the condition precedent will not be completed if such conditions and undertakings are individually or collectively more onerous than as set forth in Schedule 7.1(a)(iv).
(b)    Other Consents. All Consents identified on Schedule 8.3(b) shall have been obtained and shall be in full force and effect.
8.4    No Material Adverse Effect. There shall not have occurred any Material Adverse Effect, and no event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects, would reasonably be expected to have or result in a Material Adverse Effect.

8.5    No Restraints. No Legal Requirement or Order (whether temporary, preliminary or permanent) shall have been enacted, adopted or issued by any Governmental Entity, in connection with any of the Contemplated Transactions that has the effect of limiting or restricting the ownership, conduct or operation of the business of Purchaser or any of its Affiliates, or the effect of limiting or restricting the ownership, conduct or operation of the business of any Acquired Company or any Affiliate thereof following the Closing.
8.6    No Legal Proceedings. No Governmental Entity shall have commenced any Legal Proceeding that remains pending, or shall, to the Knowledge of a Seller or the Company, have threatened to commence any Legal Proceeding: (a) challenging the Share Purchase, (b) seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to its ownership of shares of the Company; (c) that would reasonably be expected to have the effect of preventing, delaying, making illegal the Share Purchase; (d) seeking to compel the Company or Purchaser to dispose of or hold separate any material potion of its assets as a result of any of the Contemplated Transactions; or (e) that may result in the imposition of criminal liability on Purchaser, any Affiliate of Purchaser or any Acquired Company or any officer or director of Purchaser, any Affiliate of Purchaser or any Acquired Company solely with respect to the consummation of any of the Contemplated Transactions.
8.7    Termination of Employee Plans. The Company shall have terminated such Benefit Plans referred to in Section 6.5 as requested by Purchaser in writing no later than five Business Days prior to Closing, and shall have provided Purchaser with reasonably satisfactory evidence thereof.
8.8    Employees.
(a)    Each Key Employee shall: (i) have accepted the offer of employment contained in the Employment Agreement delivered to such employee by countersigning such Employment Agreement; and (ii) not have repudiated or terminated such Employment Agreement in writing delivered to the Purchaser or any Acquired Company.
(b)    No Key Employee shall: (i) have ceased to be employed by an Acquired Company; or (ii) have provided written notice to the Company or Purchaser to terminate such Person’s employment with an Acquired Company (other than by accepting an offer of employment with Purchaser or an Affiliate of Purchaser in accordance with the Employment Agreement delivered by Purchaser) or to terminate such Person’s employment with Purchaser or any Acquired Company after the Closing.
8.9    No Outstanding Securities. Other than the Company Securities held by Sellers (including each Person deemed a Seller by virtue of such Person’s execution of a Joinder Agreement) set forth in the Closing Consideration Spreadsheet, no Person shall hold or own, beneficially or of record: (a) any outstanding Shares of the Company; (b) any other equity or voting interest in the Company; or (c) any other security of the Company.
8.10    Other Closing Deliverables. Purchaser shall have received all of the agreements and documents set forth in Section 2.2, each of which shall be in full force and effect.
9.    Conditions Precedent to Obligations of Sellers

The obligation of the Company and the Sellers to consummate the Contemplated Transactions is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:
9.1    Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing except where the failure of the representations and warranties of Purchaser to be accurate in all material respects would not reasonably be expected to have a material and adverse effect on the ability of Purchaser to consummate the Share Purchase; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded.

9.2    Performance of Covenants. The covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects, except where the failure to comply with or to perform such covenants or obligations would not reasonably be expected to have a material and adverse effect on the ability of Purchaser to consummate the Share Purchase.
9.3    Governmental Consents; Expiration of Notice Periods. All filings with and Consents of any Governmental Entity set forth on Part 3.4(c) of the Disclosure Schedule (including the Foreign Investment Clearance) shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement with respect thereto preventing, prohibiting or otherwise restraining any of the Contemplated Transactions shall have expired or been terminated.
9.4    No Restraints. No Legal Requirement or Order (whether temporary, preliminary or permanent) shall have been enacted, adopted or issued by any Governmental Entity, in connection with any of the Contemplated Transactions that has the effect of limiting or restricting the ownership, conduct or operation of the business of Purchaser or any of its Affiliates, or the effect of limiting or restricting the ownership, conduct or operation of the business of any Acquired Company or any Affiliate thereof following the Closing.
9.5    No Legal Proceedings. No Governmental Entity shall have commenced any Legal Proceeding that remains pending, or shall, to the Knowledge of a Seller or the Company, have threatened to commence any Legal Proceeding: (a) challenging the Share Purchase, (b) that would reasonably be expected to have the effect of preventing, delaying, making illegal the Share Purchase; or (c) that may result in the imposition of criminal liability on any Acquired Company or any officer or director of any Acquired Company solely with respect to the consummation of any of the Contemplated Transactions.
9.6    Other Closing Deliverables. The Sellers shall have received all of the agreements and documents set forth in Section 2.2, each of which shall be in full force and effect.
10.    Termination
10.1    Termination Events. This Agreement may be terminated prior to the Closing:

(a)    by the mutual written consent of Purchaser and the Company (after approval by the Institutional Sellers);
(b)    by Purchaser if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on August 10, 2021 (the “End Date”) and any condition set forth in Section 8 has not been satisfied or waived as of the time of termination (in each case, other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement);
(c)    by the Company (with the consent of a majority in interest of the Institutional Sellers) if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on the End Date and any condition set forth in Section 9 has not been satisfied or waived as of the time of termination (in each case, other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement);
(d)    by Purchaser or the Company (with the consent of a majority in interest of the Institutional Sellers) if: (i) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Share Purchase by any Governmental Entity that would make consummation of the Share Purchase illegal and such Legal Requirement is final and nonappealable;
(e)    by Purchaser if: (i) any representation or warranty of any Seller or the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that any of the conditions set forth in Section 8.1 would fail and not be satisfied; (ii) any of the covenants of any Seller or the Company contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would fail and not be satisfied; or (iii) any Material Adverse Effect shall have occurred; provided, however, that, in the case of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations or warranties of any Seller or the Company as of a date subsequent to the date of this Agreement, or a breach of a covenant by any Seller or the Company, is curable by such Seller or the Company, as applicable, through the use of reasonable efforts within 10 Business Days after Purchaser notifies the Company in writing of the existence of such inaccuracy or breach (the “Seller Cure Period”), then, so long as such Seller continues to exercise reasonable efforts during the Seller Cure Period to cure such inaccuracy or breach, Purchaser may not terminate this Agreement under this Section 10.1(e) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 10.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Seller Cure Period); or
(f)    by the Company (with the consent of a majority in interest of the Institutional Sellers) if: (i) any of Purchaser’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 9.1 would fail and not be satisfied; or (ii) if any of Purchaser’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would fail and not be satisfied; provided, however, that if an inaccuracy in any of Purchaser’s representations or warranties as of a date subsequent to the date of this Agreement, or a breach of a covenant by Purchaser, is curable by Purchaser through the use of reasonable efforts within 10 Business Days after the Company notifies Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then, so long as Purchaser continues to exercise reasonable efforts during the Purchaser Cure Period to cure such inaccuracy or breach, the Company may not terminate this Agreement under this Section 10.1(f) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Purchaser Cure Period).
10.2    Termination Procedures. If Purchaser wishes to terminate this Agreement pursuant to Section 10.1, then Purchaser shall deliver to the Company a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement. If the Company (with the consent of a majority in interest of the Institutional Sellers) wishes to terminate this Agreement pursuant to Section 10.1, the Company shall deliver to Purchaser a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.
10.3    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, then all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any of the parties to this Agreement; provided, however, that: (a) no party to this Agreement shall be relieved of any obligation or liability arising from any prior willful and material breach by such party of any representation or warranty or covenant or obligation, contained in this Agreement; (b) Purchaser, Sellers and the Company shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 7.1(f); (c) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 12; and (d) Purchaser and each Seller shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement.
11.    Indemnification, Etc.
11.1    Survival of Representations, Etc.
(a)    General Survival. Subject to Sections 11.1(b) (Specified Representations) and 11.1(e) (Fraud), the representations and warranties made by Sellers and the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate (in each case other than the Specified Representations), and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is 15 months after the Closing Date (the “General Representation Expiration Time”); provided, however, that if, at any time prior to the General Representation Expiration Time, any Indemnitee delivers to the Sellers’ Representative a timely Notice of Claim alleging an inaccuracy in or breach of any such representation or warranty, then the claim asserted in such Notice of Claim shall survive the General Representation Expiration Time until such time as such claim is fully and finally resolved.

(b)    Specified Representations. Notwithstanding anything to the contrary contained in Section 11.1(a) (General Representations), but subject to Section 11.1(e) (Fraud), each Specified Representation, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any Specified Representation, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is 60 days after the expiration of the applicable statute of limitations (as it may be extended) applicable to such Specified Representation (as such statute of limitations pertains to the subject matter of such Specified Representation) and, in any event, no later than March 1, 2025; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a timely Notice of Claim alleging an inaccuracy in or breach of any Specified Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(c)    Covenants and Obligations. Subject to Section 11.1(e), the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of any covenant or obligation of Sellers or the Company contained in this Agreement shall survive the Closing until the General Representation Expiration Time; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a timely Notice of Claim alleging a breach of any such covenant or obligation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(d)    Purchaser Representations and Covenants. All representations and warranties made by Purchaser in this Agreement or in any certificate referred to in this Agreement shall terminate and expire as of the Closing, and any liability of Purchaser with respect to such representations, warranties and covenants shall thereupon cease.
(e)    Fraud. Notwithstanding anything to the contrary contained in Sections 11.1(a), 11.1(b) or 11.1(c) the limitations set forth in Sections 11.1(a), 11.1(b), and 11.1(c) shall not apply in the event of any Fraud.
(f)    Representations Not Limited. Sellers, the Company and the Sellers’ Representative (on behalf of the Indemnitors) hereby agree that: (i) the Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section 11 relating to the representations, warranties, covenants and obligations of Sellers, and the Company are part of the basis of the bargain contemplated by this Agreement; and (ii) such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnitees shall be deemed to have relied upon such representations, warranties, covenants and obligations notwithstanding) any knowledge on the part of any of the Indemnitees or any of their respective Representatives, regardless of whether such knowledge was obtained through any investigation by any Indemnitee or any Representative of any Indemnitee or through disclosure by any Seller, any Acquired Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.
11.2    Indemnification.

(a)    Indemnification for Company Matters. From and after the Closing (but subject to Section 11.1), the Indemnitors shall, severally but not jointly, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are suffered or incurred at any time by any of the Indemnitees (regardless of whether or not such Damages relate to any third party claim) and that arise from or are a result of, or are connected with:
(i)    any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement (without giving effect to any materiality or similar qualification limiting the scope of such representation or warranty (other than “Material Adverse Effect” in Section 3.20a)));
(ii)    any inaccuracy in or breach of any representation or warranty made by the Company (A) in this Agreement as if such representation or warranty was made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date) or (B) in the Company Closing Certificate (in each case, without giving effect to any materiality or similar qualification limiting the scope of such representation or warranty (other than “Material Adverse Effect” in Section 3.20a)));
(iii)    any inaccuracy in or breach of any representation or warranty set forth in the Closing Consideration Spreadsheet Certificate or any error in any information from the Closing Consideration Spreadsheet, including any failure to properly calculate or allocate the amounts therein (provided that any inaccuracy or omission in the determination of any Adjustment Amount (or any Upwards Adjustment Amount or Downwards Adjustment Amount resulting therefrom), including for the avoidance of doubt, Aggregate Option Exercise Amount, the Closing Cash Amount, the Closing Indebtedness Amount, the Working Capital Surplus Amount (if any), the Working Capital Shortfall Amount (if any), and the Company Transaction Expense Amount shall be determined exclusively in accordance with the terms and conditions of Section 1.7 and is not indemnifiable under this Section 11.2 and any claim by any Seller in contravention of Section 1.9 shall be resolved solely in accordance with Section 11.2(b));
(iv)    any breach of any covenant or obligation of the Company prior to the Closing (other than any breach of any Individual Covenant by any Indemnitor);
(v)    any Liability of or with respect to any Acquired Company relating to any Tax, together with any Damages arising out of, in connection with or incidental to the determination, assessment or collection of any such Tax: (A) of or imposed on any Acquired Company or for which any Acquired Company is otherwise liable, or imposed on or with respect to any Indemnitee with respect to any Acquired Company, for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on the Closing Date (as determined in accordance with Section 7.2(b)); (B) resulting from the inaccuracy in or breach of any of the representations and warranties set forth in Section 3.8 (determined without regard to: (1) any materiality, Knowledge or similar qualification limiting the scope of such representation or warranty; or (2) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement); (C) of or imposed on any member of an affiliated, consolidated, combined or unitary group of which any Acquired Company (or any predecessor to any Acquired Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation

Section 1.1502-6(a) or any analogous or similar Legal Requirement; or (D) of or imposed on any other Person for which any Acquired Company is or has been liable as a transferee or successor, by Contract or assumption or otherwise;
(vi)     regardless of the disclosure of any matter set forth in the Disclosure Schedule: (A) any Section 280G Payment made or required to be made by any Acquired Company or any other Person in connection with any of the Contemplated Transactions; and (B) any damages for the failure of any Acquired Company or any other Person to make any such Section 280G Payment;
(vii)    any claim asserted or held by any former or alleged stockholder, option holder, warrant holder or other security holder of the Company who is not a Seller party hereto alleging or involving any ownership of, interest in or right to acquire any shares or other securities of any Acquired Company; and
(viii)    any Fraud by any Acquired Company.
(b)    Indemnification by Each Individual Indemnitor. From and after the Closing, each Indemnitor shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are suffered or incurred at any time by any of the Indemnitees (regardless of whether or not such Damages relate to any third party claim) and that arise from or are a result of, or are connected with:
(i)    any inaccuracy in or breach of any representation or warranty made by such Indemnitor in Section 4 of this Agreement as of the date of this Agreement (without giving effect to any materiality or similar qualification limiting the scope of such representation or warranty);
(ii)    any inaccuracy in or breach of any representation or warranty made by such Indemnitor in Section 4 of this Agreement as if such representation or warranty was made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date) (in each case, without giving effect to any materiality or similar qualification limiting the scope of such representation or warranty);
(iii)    any breach by such Indemnitor of any Individual Covenant; or
(iv)    any Fraud committed by such Indemnitor.
(c)    Indemnification by Each Institutional Seller. From and after the Closing, each Institutional Seller (not jointly with other Institutional Sellers) shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are suffered or incurred at any time by any of the Indemnitees or each other Seller that is not an Institutional Seller or that any of the Indemnitees or each other Seller that is not an Institutional Seller may otherwise become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise from or are a direct or indirect result of, or are connected with the disparate consideration per Share received by the Sellers, subject to Section 11.3.

(d)    Damage to Purchaser. The parties acknowledge and agree that if the Company suffers or incurs any Damages, then Purchaser shall also be deemed, by virtue of its ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach or in connection with such matters (provided that, for the avoidance of doubt, Purchaser and the Company cannot both receive recourse for the same Damages).
11.3    Limitations.
(a)    Minor Claim Threshold; Deductible.
(i)    Minor Claim Threshold. Subject to Section 11.3b), the Indemnitors shall not be liable and required to make any indemnification payment pursuant to Sections 11.2(a)(i)-ii and 11.2b)i)-ii (including, for the avoidance of doubt, for claims payable from the Indemnity Escrow Amount) for any individual claims or series of related claims where the Damages relating to such claim or claims that are less than $25,000, individually or in the aggregate (the “Minor Claim Threshold”).
(ii)    Threshold. Subject to Section 11.3(b), the Indemnitors shall not be required to make any indemnification payment pursuant to Sections 11.2(a)(i)-ii and 11.2b)i)-ii for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as the total amount of all Damages actually payable hereunder that have been suffered or incurred by any one or more of the Indemnitees, unless and until the amount of such Damages exceeds $500,000 (the “Threshold Amount”) in the aggregate. If the total amount of such Damages exceeds the Threshold Amount, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding the Threshold Amount.
(b)    Applicability of Minor Claim Threshold and Threshold. The limitations set forth in Section 11.3(a) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Specified Representations; (ii) any of the matters referred to in Sections 11.2(a)(iii) through 11.2(a)(viii); (iii) any of the matters referred to in Sections 11.2(b)(iii) through 11.2(b)(iv); (iv) any of the matters referred to in Section 11.2(c) or (v) Fraud.
(c)    Indemnity Escrow Amount Cap. Subject to Section 11.3(d), the total dollar amount of the indemnification payments that all Indemnitors can be required to make to all Indemnitees pursuant to Sections 11.2(a)-(b) shall be limited to the Indemnity Escrow Amount (including with respect to any Extended Survival Claims following the General Representation Expiration Time, subject to the Extended Survival Indemnity Escrow Amount).
(d)    Applicability of Cap. The limitation set forth in Section 11.3(c) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Specified Representations; (ii) any of the matters referred to in Section 11.2(a)(viii); or (iii) any of the matters referred to in Section 11.2(b)(iv).
(e)    Special Escrow Amount Cap. The total dollar amount of the indemnification payments that the Institutional Sellers can be required to make to the Indemnitees pursuant to Section 11.2(c) shall be limited to the Special Escrow Amount.
(f)    Proceeds as Cap. Notwithstanding anything herein to the contrary, the total amount of indemnification payments that each Indemnitor shall be required to make to all Indemnitees pursuant to this Agreement shall: (i) other than with respect to Fraud, be limited to the aggregate amount of consideration pursuant to Sections 1.3 or 1.4 such Indemnitor actually received in cash and (ii) with respect to Fraud, be limited to such Indemnitor’s Pro Rata Share of the Closing Consideration.
(g)    The Sellers shall not be obligated to indemnify the Indemnitees with respect to any Damages with respect to any matter to the extent that such Damages were actually included in the Adjustment Amount (including each component thereof) as finally determined pursuant to Section 1.7.
(h)    Notwithstanding anything herein to the contrary, for purposes of determining whether there has been any inaccuracy in, or breach of, any of the representations or warranties of the parties or the amount of any and all Damages arising, directly from or in connection with, relating to, or by virtue of such inaccuracy or breach, all of the representations or warranties of the parties contained in this Agreement shall disregard the listing or identification of an item that is “material” on the Disclosure Schedule or that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect (other than “Material Adverse Effect” in Section 3.20a)).
(i)    Effect of Indemnification Payments. To the extent permitted by applicable Legal Requirements, indemnification payments made pursuant to this Section 11 shall be treated by all parties as adjustments to the aggregate consideration paid to the Indemnitors for the Company Securities.
11.4    No Contribution, Etc. Effective as of the Closing, each Indemnitor expressly waives, and acknowledges and agrees that he, she or it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against any Acquired Company, whether in such Person’s capacity as a securityholder, director, officer, manager, Representative or otherwise, or pursuant to any Charter Document of any Acquired Company, in connection with any indemnification, compensation or reimbursement obligation or any other liability to which such Person may become subject under or in connection with this Agreement or any other Transaction Document (including, for the avoidance of doubt, the obligation to make payments with respect to indemnification, reimbursement or advancement of any costs or expenses incurred by such Person relating to the investigation, evaluation or defense of any claim by any Indemnitee under this Section 11). Without limiting the generality of the foregoing, other than the limitations expressly set forth in Section 11.3, the obligations and liability of any Indemnitor under this Section 11 shall not be eliminated, limited or otherwise adversely impacted in any way by any inaccuracy in, or breach of, any representation, warranty, covenant or obligation of the Company set forth in this Agreement, or by any other action or omission by any Acquired Company at or prior to the Closing.
11.5    Defense of Third Party Claims. In the event of the assertion or commencement by any third-party Person of any claim or Legal Proceeding (whether against any Acquired Company, Purchaser or any other Person) with respect to which any Indemnitor would be reasonably be expected to become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11 (including any claim or Legal Proceeding by or before any Governmental Entity relating to any Liability relating to Taxes of any Acquired Company), Purchaser shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own, provided, that the Indemnitor (including the Seller’s Representative on behalf of the Sellers) shall have the right (at its sole cost and expense) to (x) participate in the defense of any such third party claim (1) that seeks an injunction, specific performance or other equitable relief against the Indemnitor as a remedy of such third party claim, (2) alleging or asserting any criminal liability of the Indemnitor, or (3) with respect to any Tax matter, and (y) control the defense of any third party claim (1) that seeks an injunction, specific performance or other equitable relief against the Indemnitor as the primary remedy of such third party claim or (2) alleging or asserting any criminal liability of the Indemnitor (but not any Indemnitee). If Purchaser so proceeds with the defense of any such claim or Legal Proceeding in accordance with the foregoing, then:
(a)    all reasonable and documented out-of-pocket expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors solely to the extent such claim or Legal Proceeding is indemnifiable hereunder;
(b)    each Indemnitor shall make available to Purchaser any documents or other materials in such Indemnitor’s possession or control or in the control of any of such Indemnitor’s Representatives that may be reasonably necessary or otherwise relevant to the defense of such claim or Legal Proceeding (provided, that, an Indemnitor shall not be required to permit any inspection, or to disclose any information, that in the reasonable, good-faith judgment of Indemnitor (x) would result in the disclosure of any trade secrets of any Person or violate any confidentiality obligation of the Company, (y) would jeopardize protections afforded to the Indemnitor under the attorney-client privilege or the attorney work product doctrine (or similar protections or privileges), (z) would reasonably, on the advice of counsel (including in-house counsel), violate applicable Legal Requirements); and
(c)    Purchaser shall have the right to settle, adjust or compromise such claim or Legal Proceeding which includes (x) no liability or the creation of any obligation on the part of any Indemnitor other than a claim for Damages, (y) no acceptance or admission of guilt or responsibility of any Indemnitor and (z) a release of each Indemnitor from liabilities and obligations arising out of such third party claim (other than any claim for Damages hereunder); provided, however, that if Purchaser settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Sellers’ Representative or, solely with respect to any indemnification pursuant to Section 11.2(b) or any claim alleging or asserting any criminal liability of any Indemnitor, the applicable, Indemnitors, then such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that: (i) if Purchaser requests such consent to a settlement, adjustment or compromise, then the Sellers’ Representative or, solely with respect to any indemnification pursuant to Section 11.2(b) or any claim alleging or asserting any criminal liability of any Indemnitor, the applicable, Indemnitors, shall not unreasonably withhold, condition or delay such consent; (ii) such consent with respect to any settlement, adjustment or compromise of any such claim or Legal Proceeding shall be deemed to have been given unless the Sellers’ Representative shall have objected within fifteen Business Days after a written request for such consent by Purchaser; and (iii) if the Sellers’ Representative or, solely with respect to any indemnification pursuant to Section 11.2(b) or any claim alleging or asserting any criminal liability of any Indemnitor, the applicable, Indemnitors, has consented to or deemed to have consented to any settlement, adjustment or compromise, then the Indemnitors shall have no power or authority to object under any provision of this Section 11 to the amount of such settlement, and the Indemnitees shall be entitled to recover the entire amount of such settlement and all other Damages relating to such claim or Legal Proceeding from the Indemnitors, subject to Section 11.3); provided, further that consent shall be required from any indemnitor with respect to any settlement not permitted in accordance with clauses (x)-(z)

and, notwithstanding the foregoing such consent can be withheld for any reason with respect to any claim alleging or asserting any criminal liability of the Indemnitor.
If Purchaser does not elect to proceed with the defense of any such claim or Legal Proceeding, then the Sellers’ Representative may proceed with the defense of such claim or Legal Proceeding at the expense of the Indemnitors with counsel reasonably satisfactory to Purchaser; provided, however, that the Sellers’ Representative may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Purchaser (which consent may not be unreasonably withheld, conditioned or delayed). Purchaser shall give the Sellers’ Representative prompt prior written notice of the commencement of any Legal Proceeding against Purchaser or the Company with respect to which Purchaser intends to demand indemnification from the Indemnitors; provided, however, that any failure on the part of Purchaser to so notify the Sellers’ Representative shall not limit any of the obligations of the Indemnitors under this Section 11 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).
11.6    Indemnification Claim Procedure. Any claim for indemnification, compensation or reimbursement pursuant to this Section 11 (whether or not related to a claim or Legal Proceeding asserted or commenced by a third party) shall be brought and resolved exclusively as follows (and, at the option of any Indemnitee, any claim based upon Fraud may be brought and resolved as follows):
(a)    Notice of Claim. If any Indemnitee has or claims in good faith to have incurred, paid, accrued, reserved or suffered, or believes in good faith that it would reasonably expect to incur, pay, accrue, reserve or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Section 11 or for which it is or may be entitled to a monetary remedy, then such Indemnitee may deliver a notice of claim (a “Notice of Claim”) to the Sellers’ Representative (or, if the notice sets forth (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers). Each Notice of Claim shall: (i) contain a brief description of the facts and circumstances supporting such Indemnitee’s claim; (ii) if feasible, contain a good faith, non-binding, preliminary estimate of the total dollar amount to which the Indemnitee might be entitled (the aggregate dollar amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount” which shall only be payable to any Indemnitee hereunder to the extent actually incurred, paid, accrued, reserved or suffered); and (iii) state whether the claim described in such notice is being made pursuant to Section 11.2(a) (a “Collective Claim”), pursuant to Section 11.2(b) (an “Individual Claim”) or Section 11.2(c) (an “Institutional Seller Claim”); provided that notwithstanding anything herein to the contrary, following the General Representation Expiration Time with respect to any Collective Claim for indemnification pursuant to Section 11 may only be brought with respect to (x) any breach of the applicable Specified Representations, (y) Fraud or (z) any Extended Survival Claim. The Sellers’ Representative and the Indemnitors hereby waive, and agree not to assert, any rights or defenses they might otherwise have in connection with any delay by Purchaser or any other Indemnitee in delivering a Notice of Claim, provided that such Notice of Claim is delivered to the Sellers’ Representative prior to the expiration of the applicable survival period specified in Section 11.1.
(b)    Dispute Procedure. During the 30-day period commencing upon the delivery by an Indemnitee to the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) of a Notice of Claim (the “Dispute Period”), the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) may deliver to the Indemnitee who delivered the Notice of Claim a written response (the “Response Notice”) in which the Sellers’

Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers): (i) agrees that the Claimed Amount (to the extent actually incurred, paid, accrued, reserved or suffered from time to time, the “Payable Amount”) is owed to such Indemnitee; (ii) agrees that part, but not all, of the Payable Amount (the “Agreed Amount”) is owed to such Indemnitee; or (iii) states that no part of the Claimed Amount is owed to such Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, such Response Notice shall also contain a brief description of the facts and circumstances supporting the Sellers’ Representative’s (or, in the case of (i) an Individual Claim, to the applicable Indemnitor’s or (ii) an Institutional Seller Claim, to the Institutional Sellers’) claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Payable Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) asserts in the Response Notice that no part of the Payable Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Payable Amount shall be modified from time to time to reflect any modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) shall be conclusively deemed to have agreed that the full Payable Amount is owed to the Indemnitee.
(c)    Payment of Claimed Amount. If (x) the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount is owed to the Indemnitee or (y) the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) does not deliver a Response Notice to the Indemnitee during the Dispute Period, then, within 10 Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period:
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Payable Amount to the Indemnitee from the Indemnity Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Indemnity Escrow Amount is insufficient to cover the full Payable Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee;
(ii)    in the case of an Individual Claim, subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Payable Amount to the Indemnitee; or
(iii)    in the case of an Institutional Seller Claim, subject to the limitations provided for in Section 11.3(e), Purchaser and the Institutional Sellers shall instruct the Escrow Agent to pay the Payable Amount to the Indemnitee from the Special Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement.
(d)    Payment of Agreed Amount. If the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the

Institutional Sellers) delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then, within 10 Business Days following the delivery of such Response Notice:
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Indemnity Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Indemnity Escrow Amount is insufficient to cover the full Agreed Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee;
(ii)    in the case of an Individual Claim, subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Agreed Amount to the Indemnitee; or
(iii)    in the case of an Institutional Seller Claim, subject to the limitations provided for in Section 11.3(e), Purchaser and the Institutional Sellers shall instruct the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Special Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement.
(e)    Resolution Between the Parties. If the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, then the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) resolve such dispute, then their resolution of such dispute shall be binding on the Sellers’ Representative and the Indemnitors (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) and such Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers). Within 10 Business Days following the execution of such settlement agreement (or such shorter period of time as may be set forth in such settlement agreement):
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Indemnity Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Indemnity Escrow Amount is insufficient to cover the full Stipulated Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee;
(ii)    in the case of an Individual Claim, subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Stipulated Amount to the Indemnitee; or

(iii)    in the case of an Institutional Seller Claim, subject to the limitations provided for in Section 11.3(e), Purchaser and the Institutional Sellers shall instruct the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Special Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement.
(f)    Dispute Resolution. If the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) and the Indemnitee are unable to resolve the dispute relating to any Contested Amount during the 20-day period commencing upon the delivery of the Response Notice to the Indemnitee, then either Purchaser or the Sellers’ Representative (or, in the case of (i) an Individual Claim, to the applicable Indemnitor or (ii) an Institutional Seller Claim, to the Institutional Sellers) may commence an action to resolve such dispute and enforce its rights with respect thereto in any court of competent jurisdiction in accordance with Section 12.7 (an “Unresolved Dispute”). Upon resolution of an Unresolved Dispute, within 10 Business Days following the entry of the final non-appealable judgment of a court of competent jurisdiction, or such shorter period of time as may be set forth in such final judgment: (i) in the case of a Collective Claim, (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Indemnitee the amount awarded to the Indemnitee, if any, in such Unresolved Dispute (the “Award Amount”) from the Indemnity Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Indemnity Escrow Amount is insufficient to cover the full Award Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Seller’s Pro Rata Share of the amount of such shortfall to the Indemnitee; (ii) in the case of an Individual Claim, subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Award Amount to the Indemnitee, or (iii) in the case of an Institutional Seller Claim, subject to the limitations provided for in Section 11.3(e), Purchaser and the Institutional Sellers shall instruct the Escrow Agent to pay the Award Amount to the Indemnitee from the Special Escrow Amount in accordance with this Section 11.6 and the Escrow Agreement.
(g)    Release of Escrow Fund.
(i)    Promptly after the General Representation Expiration Time, Purchaser shall notify the Sellers’ Representative in writing of the aggregate dollar amount that Purchaser determines in good faith to be necessary to satisfy: (i) all Unresolved Collective Claims as of the General Representation Expiration Time (such amount being referred to as the “Unresolved Collective Claim Retained Amount”); and (ii) all Unresolved Individual Claims as of the General Representation Expiration Time (each such amount applicable to a particular Indemnitor being referred to as such Indemnitor’s “Unresolved Individual Claim Retained Amount”). Within 10 Business Days after the General Representation Expiration Time, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Payment Agent from the General Indemnity Escrow Amount in accordance with the Escrow Agreement, for further distribution to each Indemnitor, the amount, if any, by which: (A) such Indemnitor’s Pro Rata Share of an amount, if positive, equal to (1) the amount remaining in the General Indemnity Escrow Amount as of the General Representation Expiration Time; minus (2) the Unresolved Collective Claim Retained Amount; exceeds (B) such Indemnitor’s Unresolved Individual Claim Retained Amount, and the Escrow Agent shall retain the Extended Survival Indemnity Escrow Amount solely with respect to any Extended Survival Claims.

(ii)    Promptly following March 1, 2025 (the “Extended Escrow Expiration Time”), Purchaser shall notify the Sellers’ Representative in writing of the aggregate dollar amount that Purchaser determines in good faith to be necessary to satisfy all Unresolved Extended Survival Claims as of the Extended Escrow Expiration Time (such amount being referred to as the “Unresolved Extended Survival Claim Retained Amount”). Within 10 Business Days after the Extended Escrow Expiration Time, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Payment Agent from the Indemnity Escrow Amount in accordance with the Escrow Agreement, for further distribution to each Indemnitor, such Indemnitor’s Pro Rata Share of an amount, if positive, equal to the amount remaining in the Indemnity Escrow Amount as of the Extended Escrow Expiration Time minus the Unresolved Extended Survival Claim Retained Amount.
(iii)    Promptly following the Extended Escrow Expiration Time, Purchaser shall notify the Institutional Sellers in writing of the aggregate dollar amount that Purchaser determines in good faith to be necessary to satisfy all Unresolved Institutional Seller Claims as of the Special Escrow Expiration Time (such amount being referred to as the “Unresolved Institutional Seller Claim Retained Amount”). Within 10 Business Days after the Extended Escrow Expiration Time, Purchaser and the Institutional Sellers shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Institutional Sellers from the Special Escrow Amount in accordance with the Escrow Agreement the amount, if any, by which the amount remaining in the Special Escrow Amount as of the Extended Escrow Expiration Time exceeds the Unresolved Seller Investor Claim Retained Amount.
(h)    Resolution of Unresolved Collective Claims, Unresolved Individual Claims, Unresolved Extended Survival Claims and Unresolved Institutional Seller Claims.
(i)    Following the General Representation Expiration Time, if an Unresolved Collective Claim is finally resolved, then within five Business Days after the final resolution of such Unresolved Collective Claim and the delivery to the Indemnitee of any amount to be delivered to the Indemnitee from the Escrow Fund pursuant to Section 11 with respect to such Unresolved Collective Claim, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Payment Agent from the General Indemnity Escrow Fund in accordance with the Escrow Agreement, for further distribution to each Indemnitor, the amount, if any, by which: (A) such Indemnitor’s Pro Rata Share of an amount, if positive, equal to (1) the amount, if any, by which the Unresolved Collective Claim Retained Amount exceeds the aggregate of all amounts delivered to the Indemnitees following the General Representation Expiration Time upon the resolution of Unresolved Collective Claims (such excess being referred to as the “Remaining Collective Claim Retained Amount”) minus (2) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Collective Claims; exceeds (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor; provided, however, that if the Remaining Collective Claim Retained Amount is less than the amount to be delivered to the Indemnitee with respect to such Unresolved Collective Claim, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay, within 10 Business Days following the resolution of such Unresolved Collective Claim, such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee.

(ii)    Following the General Representation Expiration Time, if an Unresolved Individual Claim is finally resolved, then, within 10 Business Days after the final resolution of such Unresolved Individual Claim, Purchaser and the Sellers’ Representative shall, subject to Section 11.3, jointly instruct the Escrow Agent to release to the Payment Agent from the General Indemnity Escrow Fund in accordance with the Escrow Agreement, for further distribution to the applicable Indemnitor, the amount, if any, by which: (A) the amount, if positive, equal to (1) such Indemnitor’s Unresolved Individual Claim Retained Amount minus (2) the aggregate of all amounts delivered to such Indemnitee following the General Representation Expiration Time upon the resolution of Unresolved Individual Claims applicable to such Indemnitor (such excess being referred to as such Indemnitor’s “Remaining Individual Claim Retained Amount”); exceeds (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor; provided, however, that if such Indemnitor’s Remaining Individual Claim Retained Amount is less than the amount to be delivered to the Indemnitee with respect to such Unresolved Individual Claim, then, subject to the limitations provided for in Section 11.3, such Indemnitor shall pay, within 10 Business Days following the resolution of such Unresolved Individual Claim, the amount of such shortfall to the Indemnitee.
(iii)    Following the Extended Escrow Expiration Time, if an Unresolved Extended Survival Claims is finally resolved, then within five Business Days after the final resolution of such Unresolved Extended Survival Claims and the delivery to the Indemnitee of any amount to be delivered to the Indemnitee from the Escrow Fund pursuant to Section 11 with respect to such Unresolved Extended Survival Claims, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Payment Agent from the Indemnity Escrow Fund in accordance with the Escrow Agreement, for further distribution to each Indemnitor, the amount, if any, by which: (A) such Indemnitor’s Pro Rata Share of an amount, if positive, equal to (1) the amount, if any, by which the Unresolved Extended Survival Claims exceeds the aggregate of all amounts delivered to the Indemnitees following the Extended Escrow Expiration Time upon the resolution of Unresolved Extended Survival Claims (such excess being referred to as the “Remaining Extended Survival Retained Amount”) minus (2) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Extended Survival Claims; exceeds (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor; provided, however, that if the Remaining Extended Survival Retained Amount is less than the amount to be delivered to the Indemnitee with respect to such Unresolved Extended Survival Claims, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay, within 10 Business Days following the resolution of such Unresolved Extended Survival Claims, such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee.
(iv)    Following the Extended Escrow Expiration Time, if an Unresolved Institutional Seller Claim is finally resolved, then within five Business Days after the final resolution of such Unresolved Institutional Seller Claim and the delivery to the Indemnitee of any amount to be delivered to the Indemnitee from the Escrow Fund pursuant to Section 11, Purchaser and the Institutional Sellers shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Institutional Sellers from the Special Escrow Amount in accordance with the

Escrow Agreement, the amount, if any, by which the Unresolved Seller Investor Claim Retained Amount exceeds the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Institutional Seller Claims.
(i)    Recourse to Indemnity Escrow Amount. Other than with respect to Individual Claims (in each case, for the avoidance of doubt, for which each Seller shall be individually liable, and not jointly liable (responsables solidairement), hereunder) or Institutional Seller Claims (subject to the Special Escrow Amount), all claims by an Indemnitee for indemnification, compensation or reimbursement pursuant to this Section 11 shall be recovered: (A) first, from the Indemnity Escrow Amount in accordance with the procedures set forth in this Section 11.6; and (B) second, subject to the limitations set forth in Section 11.3, when either the Indemnity Escrow Amount has been exhausted or the aggregate amount of the claims made by the Indemnitees for indemnification, compensation or reimbursement pursuant to this Section 11 exceeds the amount then remaining in the Indemnity Escrow Amount, directly from the Indemnitors.
(j)    Other Terms of Release of Indemnity Escrow Amount. Notwithstanding anything to the contrary contained in this Agreement:
(i)    if an Individual Claim against an Indemnitor has been finally resolved but the amount determined to be owed to the applicable Indemnitee has not been paid by such Indemnitor in accordance with this Section 11.6 at the time that any portion of the Indemnity Escrow Amount is to be released to such Indemnitor in accordance with Section 11.6(g) or Section 11.6(h), then Purchaser may, in its sole discretion, instruct the Escrow Agent to deduct from the amount that would otherwise be distributed to such Indemnitor, and pay to the applicable Indemnitee, the aggregate amount owed by such Indemnitor to such Indemnitee;
(ii)    each distribution to be made from the Escrow Fund to the Indemnitors shall be delivered to the Payment Agent for further distribution to the applicable Indemnitors, other than with respect to any amounts distributable to Company Optionholders which shall be provided to the Company for further distribution through its ordinary course payroll practices and procedures; and
(iii)    all instructions delivered to the Escrow Agent pursuant to this Section 11.6 shall comply with the provisions of Sections 11.6(j)(i) and 11.6(j)(ii).
11.7    Exercise of Remedies Other Than by Purchaser. No Indemnitee (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification, compensation or reimbursement or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such claim for indemnification, compensation or reimbursement or the exercise of such other remedy.
11.8    Exclusive Remedy. Subject to Section 11.3 and except for equitable remedies and the remedies set forth in Section 12.9, from and after the Closing, the rights to indemnification, compensation and reimbursement set forth in this Section 11 shall be the sole and exclusive post-Closing remedy, monetary or otherwise, of the Indemnitees for any Damages resulting from or arising out of any breach of this Agreement by the Company or the Indemnitors, and the Indemnity Escrow Amount shall be by the sole and exclusive post-Closing monetary remedy of the Indemnitees for any Damages resulting out of any breach of this Agreement by the Company or the Indemnitors (except for Damages arising from, Fraud or a claim with respect to the Specified Representations).
12.    Miscellaneous Provisions
12.1    Sellers’ Representative.
(a)    Appointment. Each Indemnitor hereby, or pursuant to the terms of a Joinder Agreement, as applicable, irrevocably nominates, constitutes and appoints Shareholder Representative Services LLC as of the Closing as the representative, agent and true and lawful attorney in fact of such Indemnitor (the “Sellers’ Representative”), with full power of substitution, to act in the name, place and stead of such Indemnitor for all purposes in connection with this Agreement and the agreements ancillary hereto, including for purposes of executing any documents and taking any actions that the Sellers’ Representative may, in the Sellers’ Representative’s sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under Section 11 and in connection with the other matters described herein. Shareholder Representative Services LLC hereby accepts the appointment as the Sellers’ Representative.
(b)    Authority. Each Indemnitor hereby grants to the Sellers’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Indemnitor (in the name of such Indemnitor or otherwise) any and all documents that the Sellers’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Sellers’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 12.1. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with any of the Contemplated Transactions: (i) each Indemnitee shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to any claim for indemnification, compensation or reimbursement under Section 11 and on all matters described herein (for the avoidance of doubt, except with respect to payment of any amounts owed by the Indemnitors); and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any such Person by the Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any such Person by the Sellers’ Representative as, and each such document or action shall be, fully binding upon such Person.
(c)    Power of Attorney. Each Indemnitor recognizes and intends that the power of attorney granted in Section 12.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Sellers’ Representative; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of any Indemnitor. Each Seller expressly authorizes the Sellers’ Representative to act in the name and on behalf of such Seller; this authorization shall be deemed, as the case may be, to be an express authorization given by each Seller within the meaning of article 1161 alinéa 2 of the French Civil Code (Code Civil).
(d)    Replacement. The Sellers’ Representative may resign at any time. If the Sellers’ Representative shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, then the Indemnitors shall (by consent of Indemnitors collectively having Pro Rata Shares in excess of 50%), within 10 days after such death, resignation, disability or inability, appoint a successor to the Sellers’ Representative (who shall be reasonably satisfactory to Purchaser) and immediately thereafter notify Purchaser of the identity of such successor. Any such successor shall succeed the Sellers’ Representative as the Sellers’ Representative hereunder. If for any reason there is no Sellers’ Representative at any time, then all references herein to the Sellers’ Representative shall be deemed to refer to the Indemnitors.
(e)    Expense Fund. In furtherance of the foregoing, each Indemnitor authorizes Purchaser to withhold, or cause to be withheld, and deliver to the Sellers’ Representative, an aggregate amount equal to $300,000 (the “Expense Fund Amount”) from the amounts otherwise payable by Purchaser to the Indemnitors pursuant to Section 1.3 with each Indemnitor contributing an amount equal to such Indemnitor’s Pro Rata Share of the Expense Fund Amount (such funds being referred to as the “Expense Fund”). In addition, each Indemnitor authorizes the Sellers’ Representative to instruct the Escrow Agent to deduct from any amounts to be released from the Escrow Fund and otherwise distributed to such Indemnitor in accordance with Section 11.4, an amount equal to such Indemnitor’s Pro Rata Share of any amounts to which the Sellers’ Representative is entitled pursuant to this Section 12.1(e). The Indemnitors agree that the Expense Fund will be used for the purposes of paying directly, or reimbursing the Sellers’ Representative for, any fees and expenses incurred in the performance of its duties pursuant to this Agreement. The Indemnitors will not receive any interest or earnings on the Expense Fund and hereby irrevocably transfer and assign to the Sellers’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Indemnitors agree that the Sellers’ Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence, bad faith or willful misconduct. The Indemnitors agree that the Sellers’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations with respect to any Indemnitor. The Sellers’ Representative will hold the Expense Fund separate from its own funds, will not use the Expense Fund for its own purposes and will not voluntarily make the Expense Fund available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Sellers’ Representative responsibilities, the Sellers’ Representative will deliver the balance of the Expense Fund to the Payment Agent for further distribution to the Indemnitors in accordance with their respective Pro Rata Shares. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnitors at the time of the Closing.
(f)    The Sellers’ Representative will incur no liability of any kind with respect to any action or omission by the Sellers’ Representative in connection with the Sellers’ Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Sellers’ Representative’s fraud, bad faith, gross negligence or willful misconduct. The Sellers’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnitors shall indemnify, defend and hold harmless the Sellers’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the reasonable and documented fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Sellers’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the fraud, bad faith, gross negligence or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such fraud, bad faith, gross negligence or willful misconduct. If not paid directly to the Sellers’ Representative by the Indemnitors, any such Representative Losses may be recovered by the Sellers’ Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnitors under this Agreement at such time as such amounts would otherwise be distributable to the Indemnitors; provided, that while this section allows the Sellers’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Sellers’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Sellers’ Representative be required to advance its own funds on behalf of the Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnitors set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers’ Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers’ Representative or the termination of this Agreement.
12.2    Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Contemplated Transactions.
12.3    No Waiver Relating to Claims for Fraud. The liability of any Person under Section 11 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s direct or indirect involvement in Fraud. Notwithstanding anything to the contrary contained in this Agreement, other than the term “Fraud” as defined herein, none of the provisions set forth in this Agreement, including the provisions set forth in Section 11, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s direct or indirect involvement in Fraud, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for Fraud (other than with respect to each Indemnitor, such Indemnitor’s Pro Rata Share of Closing Consideration); (b) the time period during which a claim for Fraud may be brought; or (c) the recourse which any such party may seek against another Person with respect to a claim for Fraud.
12.4    Fees and Expenses. Subject to Section 1.7(c)(iii), Section 11 and Section 12.1(e)-(f), and except as set forth in this Section 12.4, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Contemplated Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Purchaser and its Representatives with respect to the Acquired Companies’ business (and the furnishing of information to Purchaser and its Representatives in connection with such investigation and review); (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Contemplated Transactions and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (d) the consummation of the Contemplated Transactions; provided, that: (i) Purchaser shall bear and pay the filing fee incurred in connection with the filing by Purchaser of the Foreign Investment Clearance; and (ii)  Purchaser shall bear and pay any stamp duties, registration duties and similar Taxes imposed by any jurisdiction in connection with this Agreement and the implementation Contemplated Transactions.
12.5    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first class mail, the third Business Day after being sent; (c) if sent by overnight delivery via a national courier service, the first Business Days after being sent; and (d) if sent by email, when sent, provided that the sender of such email does not receive a prompt written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):
If to Purchaser:
Tenable Network Security Ireland Limited
6100 Merriweather Drive
Columbia, MD 21044
Attention: Stephen Riddick, General Counsel
Email: sriddick@tenable.com
with a copy (which shall not constitute notice) to:
Tenable, Inc.
6100 Merriweather Drive
Columbia, MD 21044
Attention: Stephen Riddick, General Counsel
Email: sriddick@tenable.com
with a copy (which shall not constitute notice) to:
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention: Mahvesh Qureshi
Email: mahvesh.qureshi@hoganlovells.com
If to the Company:
Alsid
106, boulevard Haussmann
75008 Paris France
Attention: Emmanuel Gras; Luc Delsalle
Email: emmanuel.gras@alsid.com; luc.delsalle@alsid.com
with a copy (which shall not constitute notice) to:
Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: Stephane Levy; Robert D. Sanchez
Email: slevy@cooley.com; rdsanchez@cooley.com

with a copy (which shall not constitute notice) to:
August Debouzy
7, rue de Téhéran
75008 Paris France
Attention: Julien Wagmann
Email: JWagmann@august-debouzy.com
If to the Sellers’ Representative:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Telephone: (303) 648-4085
12.6    Headings. The bold-faced and underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
12.7    Counterparts; Execution and Exchange by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. The execution and delivery of this Agreement by facsimile, electronic mail (including email, .pdf or other digital copies of signatures) or another form of electronic signature or transmission in accordance with the provisions of article 1366 et. seq. of the French Civil Code shall be sufficient to evidence the signatories’ intent to sign this Agreement and sufficient to bind the parties to the terms and provisions of this Agreement.
12.8    Governing Law; Dispute Resolution.
(a)    Governing Law. This Agreement, and any action, arbitration, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by and construed and interpreted in accordance with the laws of the State of New York irrespective of the choice of laws principles of the State of New York, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies and in respect of the statute of limitations or any other limitations period applicable to any claim, controversy or dispute.
(b)    Forum and Venue. Except as otherwise provided in Section 1.7 and Section 11.6, any Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), including a Legal Proceeding based upon Fraud, shall be brought or otherwise commenced exclusively in the state or federal courts located in the State of New York. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of New York (and each appellate court located in the State of New York) in connection with any such Legal Proceeding; (ii) agrees that each state and federal court located in the State of New York shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the State of New York, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. The parties hereby agree that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in Section 12.5 or in such other manner as may be permitted by applicable Legal Requirements shall be valid and sufficient service thereof.
12.9    Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Purchaser and its successors and assigns (if any); (c) each Seller and such Seller’s successors and permitted assigns (if any); (d) the Sellers’ Representative and its successors and permitted assigns (if any); and (e) the Indemnitors. This Agreement shall inure to the benefit of: (i) the Company; (ii) Purchaser; (iii) the other Indemnitees; (iv) each Seller; (v) the Sellers’ Representative; and (vi) the respective successors and permitted assigns (if any) of the foregoing. Purchaser shall not assign any of its rights or delegate any of its obligations under this Agreement without the Sellers’ Representative prior written consent; provided, however, that Purchaser may assign any of its rights or delegate any of its obligations under this Agreement to a controlled Affiliate of Purchaser without the Sellers’ Representative prior written consent. None of the Company, any Seller, any Indemnitor or the Sellers’ Representative (subject to the Sellers’ Representative’s right to resign) shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Purchaser’s prior written consent. Any attempted assignment or delegation by the Company, any Seller, any Indemnitor or the Sellers’ Representative in violation of this Section 12.7 shall be null and void.
12.10    Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that a breach by any party of any covenant, obligation or other provision set forth in this Agreement would cause irreparable harm, and that in the event of any breach or threatened breach of this Agreement the other party shall be entitled, without proof of actual damages and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to seek (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction restraining such breach or threatened breach.
12.11    Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
12.12    Waiver of Jury Trial. Each of the parties hereto irrevocably waives any right to trial by jury in any legal proceeding arising out of or related to this Agreement or any of the Contemplated Transactions.

12.13    Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Purchaser and the Sellers’ Representative (acting for and on behalf of Sellers and the other Indemnitors); and (b) after the Closing Date, on behalf of Purchaser and the Sellers’ Representative (acting for and on behalf of Sellers and the other Indemnitors).
12.14    Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.
12.15    Parties in Interest. Except for the provisions of Section 11, which may be enforced by the Indemnitees as set forth in Section 11, or as otherwise expressly contemplated hereby, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person, other than Purchaser, Sellers, the Company and their respective successors and assigns (if any). Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the parties to this Agreement, and no NonRecourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein. “Non-Recourse Party” shall mean, with respect to a party to this Agreement, any of such party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, for the avoidance of doubt, no party to this Agreement will be considered a Non-Recourse Party.
12.16    Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing; and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.
12.17    Disclosure Schedule. The Disclosure Schedule shall be arranged, for convenience only, in separate Parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement. The representations and warranties contained in Section 3 and Section 4 of this Agreement are subject to (a) the exceptions and disclosures set forth in the Part of the Disclosure Schedule corresponding to the particular subsection of in which such representation and warranty appears in this Agreement; (b) any exceptions or disclosures explicitly cross-referenced in such Part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Legal Requirement or breach of any Contract. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule.
12.18    Conflict of Interest. If the Sellers’ Representative so desires, acting on behalf of the Sellers and without the need for any consent or waiver by the Company or Purchaser, Cooley LLP (“Cooley”) shall be permitted to represent the Sellers after the Closing in connection with any matter, including without limitation, anything related to the Contemplated Transactions, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Sellers, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Purchaser, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Sellers or the Sellers’ Representative consents in writing at the time to such engagement. Any such representation of the Company by Cooley after the Closing shall not affect the foregoing provisions hereof.
12.19    Attorney-Client Privilege. Purchaser and the Company agree that any attorney-client privilege, attorney work-product protection, and the expectation of client confidence attaching as a result of counsel’s (whether external or internal) representation of the Company in connection with the Contemplated Transactions, including the Share Purchase, and all information and documents covered by such privilege or protection (the “Covered Materials”), shall belong to and be controlled by the Sellers’ Representative, and not by the Company following the Closing, and may be waived only by the Sellers’ Representative, and not the Company, and shall not pass to or be claimed or used by Purchaser or the Company. Absent the consent of the Sellers’ Representative, neither Purchaser nor the Company shall have a right to access the Covered Materials following the Closing and, in the event Purchaser or the Company accesses Covered Materials in violation of this sentence, such access will not waive or otherwise affect the rights of the Sellers’ Representative with respect to the related privilege or protection. Notwithstanding the foregoing, if a dispute arises between Purchaser or the Company, on the one hand, and a third party other than (and unaffiliated with) the Sellers and the Sellers’ Representative, on the other hand, after the Closing, then the Company may assert such attorney-client privilege to prevent disclosure to such Covered Materials; and provided, further, that Purchaser and the Company may not waive such privilege without the prior written consent of the Sellers’ Representative.
12.20    Construction.

(a)    Interpretation. Unless the express context otherwise requires: (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural; (iii) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;” (iv) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; (v) each reference to a Legal Requirements, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Legal Requirements, statutes, regulations or other government rules; and (vi) each reference to a “party” means a party to this Agreement.
(b)    Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)    References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract or statute defined or referred to in this Agreement or in Exhibit A means such Contract or statute, in each case, as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.
(d)    Dollars; Exchange Rate. All references in this Agreement to “dollars” or “$” shall mean U.S. dollars, and all references in this Agreement to “euros” or “€” shall mean euros. Except as otherwise provided in this Agreement, for purposes of translating an amount denominated in a currency other than (i) euros into euros as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and euros quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date, or (ii) dollars into dollars as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date. Notwithstanding the foregoing, for purposes of determining the amount of Damages suffered or incurred by an Indemnitee in connection with any claim under Section 11, any amount in respect of such claim, to the extent in a currency other than dollars, shall be converted from the applicable currency to dollars using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the day that is two trading days prior to the date on which the related claim is resolved (through mutual agreement, arbitration or otherwise).
(e)    Time Periods. When calculating the period of time prior to which, within which or after which any act is to be done or step taken pursuant hereto, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Unless expressly provided otherwise, the measure of a period of a month(s) or a year(s) for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date.
[Signature pages follow]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Tenable Network Security Ireland Limited,
an Irish private company limited by shares

By:    /s/ Barron Anschutz
Name: Barron Anschutz
Title: Director

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
Alsid SAS,
a French société par actions simplifiée

By:    /s/ Emmanuel Gras
Name: Emmanuel Gras
Title: President

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Sellers’ Representative

By:    /s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
Emmanuel Gras,
a natural person

By:    /s/ Emmanuel Gras
Name: Emmanuel Gras

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
Luc Delsalle,
a natural person

By:    /s/ Luc Delsalle
Name: Luc Delsalle

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
FPCI 360 SQUARE,
a French fonds professionnel de capital investissement, represented by its general manager (société de gestion), 360 Capital Partners, a French simplified joint stock company (société par actions simplifiée)

By:    /s/ Alexandre Mordacq
Name: Alexandre Mordacq
Title: General Partner, duly authorized

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
FPCI IDINVEST DIGITAL FUND III,
a French fonds professionnel de capital investissement

FPCI INNOVALLIANZ 2,
a French fonds professionnel de capital investissement

FPCI IDINVEST INNOV FRR FRANCE,
a French fonds professionnel de capital investissement

FPCI OBJECTIF INNOVATION PATRIMOINE
N°10,
a French fonds commun de placement dans l'innovation

FPCI IDINVEST PATRIMOINE N°7,
a French fonds commun de placement dans l'innovation,

each represented by its general manager (société de gestion), Idinvest Partners, a French stock corporation (société anonyme)

By:    /s/ Matthieu Baret
Name: Matthieu Baret
Title: Managing Partner, duly authorized

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
AXELEO CAPITAL 1,
a French fonds professionnel de capital investissement, represented by its general manager (société de gestion), Axeleo Capital, a French a French simplified joint stock company (société par actions simplifiée)

By:    /s/ Mathieu Viallard
Name: Mathieu Viallard
Title: Directeur Général

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
JEROME ROBERT,
a natural person

By:    /s/ Jerome Robert
Name: Jerome Robert

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
PATRICK RAGARU,
a natural person

By:    /s/ Patrick Ragaru
Name: Patrick Ragaru

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
P20 CONSEIL,
a French limited liability company (société à responsabilité limitée)

By:    /s/ Pierre Polette
Name: Pierre Polette
Title: Gérant

[Signature Page to Share Purchase Agreement]

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
MMCIP CONSULTING,
a French simplified joint stock company (société par actions simplifiée)

By:    /s/ Pascal Eymin
Name: Pascal Eymin
Title: Président

[Signature Page to Share Purchase Agreement]

EXHIBIT A
Certain Definitions
For purposes of the Agreement (including this Exhibit A):
“Accounting Principles” means French GAAP applied in a manner consistent with the accounting methods, standards, policies, practices and estimation methodologies used by the Company to prepare the Financial Statements, except as expressly set forth on Annex I; provided, however, that in the event of any conflict between French GAAP and such other methods, standards, policies, practices and methodologies, Annex I will govern.
“Accounting Referee” has the meaning set forth in Section 1.7(b).
“Acquired Company” means: (a) the Company; (b) each Subsidiary of the Company; and (c) for purposes of Section 3, each corporation or other Entity that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above.
“Acquired Company Data” means any data stored or processed by or on behalf of any Acquired Company (including any Personal Data and any listing or other content displayed, distributed or made available on or through any Acquired Company Web Site or Acquired Company Software, and any Trade Secret or confidential information of any Acquired Company or any of its customers or Channel Partners or any other Person) and any other information, data or compilation thereof used by, or necessary for the conduct of the business of, any Acquired Company.
“Acquired Company IP” means any Intellectual Property or Intellectual Property Right in which any of the Acquired Companies has an ownership interest or an exclusive license or similar exclusive right in any field or territory.
“Acquired Company IP Contract” means any Company Contract that is a EULA or contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property or Intellectual Property Right or that otherwise relates to any Acquired Company IP or any Intellectual Property developed by, with, or for any of the Acquired Companies, including each such Contract with a Company Associate.
“Acquired Company Privacy Policy” means each external or internal, past or present privacy policy of any Acquired Company, including any policy relating to: (a) the privacy of users of any Acquired Company Web Site or Acquired Company Software; (b) the data protection, processing, security, collection, storage, disclosure or transfer of any Personal Data; or (c) any employee information.
“Acquired Company Software” has the meaning set forth in Section 3.11(l).
“Acquired Company System” means any information technology or computer system (including software, hardware, equipment, databases and telecommunications infrastructure) for the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of electronic or other data or information, in each case that is used in or necessary for the conduct of the business of any of the Acquired Companies (including any Acquired Company Web Site).

“Acquired Company Web Site” means any website, social media page or mobile application owned, maintained or operated at any time by or on behalf of any of the Acquired Companies, including the website at www.alsid.com, and any online service made available by any Acquired Company.
“Acquisition Transaction” means any transaction or series of transactions involving: (a) the sale, license, sublicense or disposition of all or greater than 50% of any Acquired Company’s business or assets, including Intellectual Property and Intellectual Property Rights; (b) the grant, issuance, disposition or acquisition of: (i) any capital stock, unit, membership interest or other equity security of, or equity interest in, any Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of, or equity interest in, any Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Company, in the case of each of clauses (i)-(iii), that results in a holder of shares holding greater than 50% of the Company’s voting or economic interests; or (c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.
“Adjustment Amount” has the meaning set forth in Section 1.7(a).
“Adjustment Escrow Amount” means $1,750,000.
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates” from time to time. The term “Affiliate” shall exclude any portfolio company or other portfolio investment of any investment or asset manager, including for the avoidance of doubt, any Institutional Seller (for the avoidance of doubt, Eurazeo shall be deemed not to be an Affiliate of Idinvest).
“Aggregate Company Option Closing Amount” has the meaning set forth in Section 1.4(b)(i).
“Aggregate Consideration” has the meaning set forth in Section 1.6(a)(i).
“Aggregate Exercise Amount” has the meaning set forth in Section 1.1(a).
“Aggregate Option Exercise Amount” has the meaning set forth in Section 1.4b)i).
“Agreed Amount” has the meaning set forth in Section 11.6(b).
“Agreement” means the Share Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule).
“Anti-Corruption Law” has the meaning set forth in Section 3.13(g)(i).
“Award Amount” has the meaning set forth in Section 11.6(f).

“Beneficiaries” shall mean: (a) Purchaser; (b) each Affiliate of Purchaser (including the Acquired Companies following the Closing); and (c) the successors and assigns of each of the Persons referred to in clauses “(a)” and “(b)” above.
“Benefit Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, bonus, commission, incentive, change in control or transaction-based, or retention payments, fringe benefits, vacation, sick leave, education or tuition benefits, relocation or moving benefits, retirement, supplemental retirement, pension, or profit sharing benefits, health, medical, dental, vision, life insurance, accidental death or dismemberment, disability or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is maintained, contributed to, or required to be contributed to, by an Acquired Company for the benefit of any Company Associate, or with respect to which any Acquired Company has or would reasonably be expected to have any Liability.
“BSA” means the 3,890 warrants (bons de souscription d’actions) issued by the Company pursuant to the BSA Plans.
“BSA Plans” means the Company warrants (bons de souscription d’actions) plan designated “BSA 2018-1”, “BSA 2018-2”, “BSA 2018-3” and “BSA 2019-1” approved by the President upon authorization of the Company’s shareholders.
“BSA Ratchet” means the 58,732 Company ratchet warrants (bons de souscription d’actions) attached to the 58,732 Series A Preferred Shares.
“BSPCE” means the 23,619 warrants (bons de souscription de parts de créateur d’entreprise) issued by the Company pursuant to the BSPCE Plans.
“BSPCE 2017 Reserved Amount” means the EUR 2,520 amount to be transferred from the Company’s unavailable reserve accounts to the share capital account upon exercise of the BSPCE 2017-1 and BSPCE 2017-2.
“BSPCE Plans” means the Company warrants (bons de souscription de parts de créateur d’entreprise) plan designated “BSPCE 2017-1”, “BSPCE 2017-2”, “BSPCE 2018-1”, “BSPCE 2018-2”, “BSPCE 2018-3”, “BSPCE 2019-1”, “BSPCE 2019-2”, “BSPCE 2020-1”, “BSPCE 2020-2”, “BSPCE 2020-3”, “BSPCE 2020-4” and “BSPCE 2020-5” approved by the President upon authorization of the Company’s shareholders.
“Business” shall mean the business of the Acquired Companies and their Affiliates as of the Closing Date, including the active directory monitoring and cybersecurity attack detection and prevention business.
“Business Day” means any day other than: (a) a Saturday, Sunday or a French or U.S. federal holiday; or (b) a day on which commercial banks in Baltimore, Maryland and Paris, France are authorized or required to be closed.
“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020) and any similar or successor U.S. federal, state, local and foreign law.

“Channel Partner” has the meaning set forth in Section 3.17(d).
“Charter Document” means the certificate of incorporation, bylaws, memorandum of association, certificate of association, limited partnership agreement, operating agreement or equivalent governing document of an Entity.
“Claimed Amount” has the meaning set forth in Section 11.6(a).
“Closing” has the meaning set forth in Section 2.1.
“Closing Balance Sheet” has the meaning set forth in Section 1.6(c).
“Closing Cash Amount” means, without duplication, the aggregate dollar amount of cash and cash equivalents (including any cash collateral amounts with respect to any Indebtedness subject to a Payoff Letter and any escrows and deposits with respect to Leased Real Property, but excluding any other than restricted or trapped cash and cash equivalents (after taking into account any inter-Acquired Company arrangements) as a result of cash held by a non-French Subsidiary of the Company that cannot be distributed or otherwise repatriated to the Company due to legal or contractual restrictions or cash that cannot be distributed or otherwise repatriated to the Company without the imposition of any withholding Tax or other Tax or penalty, but only to the extent of such withholding Tax or other Tax or penalty) held by the Acquired Companies as of 12:01 am ET on the Closing Date (which for the avoidance of doubt, shall (i) include checks, wires, deposits and drafts received by any Acquired Company or their banks but not yet cashed as of such time, (ii) be net of checks, wires and drafts issued by any Acquired Company but not yet cashed or deducted as of such time), determined in accordance with the Accounting Principles. For the avoidance of doubt, the “Closing Cash Amount” shall not be deemed to include the Aggregate Exercise Amount, which is a dollar-for dollar adjustment to Aggregate Consideration in accordance with Section 1.6(c).
“Closing Consideration” has the meaning set forth in Section 1.5(a).
“Closing Consideration Spreadsheet” has the meaning set forth in Section 1.6(c).
“Closing Consideration Spreadsheet Certificate” has the meaning set forth in Section 2.2(e).
“Closing Date” has the meaning set forth in Section 2.1.
“Closing Indebtedness Amount” means the sum of, without duplication: (a) the aggregate dollar amount of Company Indebtedness immediately prior the Closing; plus (b) the sum of the aggregate dollar amount paid and the aggregate dollar amount payable pursuant to the Payoff Letters; provided, however, that the Closing Indebtedness Amount shall not include any amount included in the Closing Working Capital Amount or Company Transaction Expense Amount and, in each case, actually resulted in a dollar-for-dollar reduction of the Aggregate Consideration.
“Closing Statement” has the meaning set forth in Section 1.7(a).
“Closing Working Capital Amount” means an amount equal to (a) the aggregate dollar amount of the current assets of the Acquired Companies (other than any current Tax asset, research and development subsidies, and/or any asset that constitutes cash or cash equivalents or a deferred Tax asset) immediately prior to the Closing, minus (b) the aggregate dollar amount of the current liabilities of the Acquired Companies (other than any liability that constitutes Company Indebtedness, a Company Transaction Expense or a Tax liability) immediately after the Closing, in the case of each of clauses “(a)” and “(b),” determined in accordance with the Accounting Principles. Schedule 2 sets forth, for illustrative purposes only, the calculation of the Closing Working Capital Amount as if the Closing had occurred on the Interim Balance Sheet Date, assuming for these purposes that the Interim Balance Sheet was prepared in accordance with the Accounting Principles.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Claim” has the meaning set forth in Section 11.6(a).
“Company” has the meaning set forth in the introductory paragraph of the Agreement.
“Company Associate” means any current or former officer or other employee of any Acquired Company or any current or former independent contractor, consultant, agent or director of an Acquired Company.
“Company Associate Agreement” means each employment, expatriation, consulting or independent contractor agreement or other Contract between an Acquired Company and a Company Associate.
“Company Closing Certificate” has the meaning set forth in Section 2.2(h).
“Company Contract” means any Contract: (a) to which any Acquired Company is or has been a party; (b) by which any Acquired Company or any of its assets is bound or under which any Acquired Company has any obligation; or (c) under which any Acquired Company has any right or interest, including each Acquired Company IP Contract.
“Company Indebtedness” means any Indebtedness of any Acquired Company.
“Company Option” means, any options of the Company for Shares, including all of the OSA issued by the Company and outstanding, other than the UK Company Option.
“Company Option Plans” means the OSA Plans.
“Company Optionholder” means any holder of Company Options or Relevant Company Options (as applicable).
“Company Personal Property” means all of the machinery, equipment, fixtures, hardware, tools, motor vehicles, furniture, furnishings, leasehold improvements, office equipment, inventory, supplies, plant, spare parts and other tangible personal property owned, leased or used, or purported to be owned, leased or used, by any Acquired Company.
“Company Product” means: (a) any version, release, line, package or model of any product, service or solution, including Software, that is currently being distributed, made available, provided, performed, licensed or sold by or on behalf of any Acquired Company in any manner (including through a hosted service or similar arrangement), including “Alsid for AD Detect” and “Alsid for AD Prevent”; and

(b) each Acquired Company Web Site, including the platforms and other Software used for each Acquired Company Web Site.
“Company Securities” means the Shares and the Warrants.
“Company Transaction Document” means each Transaction Document to which the Company is or will be a party or by which the Company is or will be bound, including the Agreement.
“Company Transaction Expense” means any unpaid Expense accrued or incurred by any Acquired Company at or prior to the Closing (and whether or not invoiced prior to the Closing) in connection with any of the Contemplated Transactions, including: (a) any Expense paid or payable by any Acquired Company to legal counsel or to any financial advisor, investment banker, consultant, broker, accountant or other Person that performed services for or provided advice to any Acquired Company or any Representative of any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with any of the Contemplated Transactions; (b) any Expense described in Section 12.4, including the Company’s portion of the fees and expenses referred to in the proviso thereto; (c) any Expense that arises or is expected to arise, or is triggered or becomes due or payable, as a direct result of, or in contemplation of, the consummation of any of the Contemplated Transactions, including any change-in-control payment, stay bonus, retention payment, discretionary bonus, severance Expense, but excluding any “double trigger” severance arrangement, bonus or similar payment; (d) any Expense incurred by or on behalf of any stockholder of any Acquired Company or Representative of any Acquired Company in connection with or relating to the Agreement or any of the Contemplated Transactions or the process resulting in such transactions that any Acquired Company is or will be obligated to pay or reimburse before, at or after the Closing; (e) any Employment Tax; (f) any Expense incurred to obtain any third party Consent listed on Schedule 7.1(d) or 8.3(b) as a result of or in connection with any of the Contemplated Transactions; and (g) any Expense incurred in connection with the data room established in connection with the Contemplated Transactions.
“Company Transaction Expense Amount” means the aggregate dollar amount of Company Transaction Expenses that remain unpaid as immediately prior to the Closing; provided, however, that the Company Transaction Expense Amount shall not include any amount included in the Closing Indebtedness Amount, or Closing Working Capital Amount and that actually resulted in a dollar-for-dollar reduction of the Aggregate Consideration.
A Person shall be deemed to be engaged in “Competition” if such Person or any of such Person’s Affiliates is engaged in the design, development, production, manufacturing, distribution, provision, license, marketing or sale of any products or services that compete with any products or services (including the Company Products) comprising part of the Business.
“Confidential Information” means: (a) all confidential, non-public or proprietary information that is owned, used or possessed by the Acquired Companies as of the Closing in connection with its business, held in any form, and any related goodwill; (b) all confidential, non-public or proprietary information that is owned, used or possessed by Purchaser or any of Purchaser’s Affiliates as of the Closing in connection with its business, held in any form, and any related goodwill; and (c) the terms of this Agreement and the other Transaction Documents, and all information relating to the discussions and negotiations among Sellers, the Acquired Companies, Purchaser and their respective Representatives or otherwise concerning the Contemplated Transactions.

“Confidentiality Agreement” means the Tenable, Inc. Mutual Non-Disclosure Agreement, dated as of October 5, 2020, between Tenable, Inc. and the Company, as amended by the Letter Agreement, dated December 23, 2020 between Tenable Holdings, Inc. and the Company.
“Consent” means any approval, consent, ratification, permission, waiver, Order or authorization (including under any Permit).
“Contemplated Transactions” means all transactions and actions contemplated by the Agreement (including the Share Purchase) and all transactions and actions contemplated by the agreements, plans and other documents entered into or delivered in connection with, or referred to in, the Agreement.
“Contested Amount” has the meaning set forth in Section 11.6(b).
“Continuing Employee” means each individual who (a) is an employee, consultant or independent contractor of or to an Acquired Company as of the Closing and (b) will either remain an employee of such Acquired Company immediately following the Closing or become an employee of Purchaser or a Subsidiary of Purchaser immediately following the Closing.
“Contract” means any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, Order, directive, or guidelines by any Governmental Entity in connection with or in response to COVID-19.
“Damages” includes any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable and documented attorneys’ fees), charge, cost (including costs of investigation) or expenditure of any nature; provided, however, that “Damages” shall not include any unforeseeable, speculative, exemplary and punitive damages (except to the extent actually paid or payable by an Indemnitee to a third party in connection with a third party claim); and for purposes of computing the amount of Damages incurred or paid by a Person, there shall be deducted an amount equal to the amount of any insurance proceeds (net of out-of-pocket fees and expenses) under policies under which the Company is the primary named insured (or any successor policy thereto) or under occurrence-based insurance policies which provide coverage for the pre-Closing period, indemnification payments, contribution payments or reimbursements that are actually received in cash by such Person or any of such Person’s Affiliates in connection with such Damages or the circumstances giving rise thereto.
“Disclosure Schedule” means the schedule (dated as of the date of the Agreement) delivered to Purchaser on behalf of the Sellers and prepared in accordance with Section 12.17.
“Dispute Period” has the meaning set forth in Section 11.6(b).
“Disputed Item” has the meaning set forth in Section 1.7(b).

“Domain Name” means any Internet domain name, web address, uniform resource locator, social media handle, user name or account identifier.
“Downwards Adjustment Amount” has the meaning set forth in Section 1.7(d)(i).
“Employee” means any current or former officer or other employee of any Acquired Company.
“Employee Agreement” means each employment, expatriation agreement or other Contract between an Acquired Company and an Employee.
“Employee Seller” means any Seller who is a Company Associate currently as of the date hereof or currently as of the Closing Date.
“Employment Agreement” has the meaning set forth in the recitals to the Agreement.
“Employment Tax” means the employer portion of any payroll or employment Tax relating directly to or resulting directly from the payment (in whole or in part) of: (a) any consideration payable pursuant to Section 1; or (b) any Company Transaction Expense at Closing.
“End Date” has the meaning set forth in Section 10.1(b).
“Enforceability Exception” means the effect, if any, of: (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environment” means air (including air within buildings and air within other natural or man-made structures above or below ground), water (including groundwater and water within any natural or man-made structure and territorial, coastal and inland waters), land (including land under water, surface land and sub-surfaced land) and any organisms or ecosystems supported by the air, water or land.
“Environmental Law” means any Legal Requirement (of France, the United States or any other jurisdiction) or approved code of practice (whether voluntary or compulsory) relating to the protection of the Environment and/or of human health, safety (including health and safety at work) or welfare or to the release of materials, substances or wastes into the Environment, or otherwise relating to the manufacture, processing, distribution, sale, use, treatment, storage, disposal, transport, labeling, registration, or handling of materials, substances or waste (including the European Union’s Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) Regulation, (EC) 1907/2006, the European Union’s Restriction of Hazardous Substances (“RoHS”) Directive (2011/65/EU) and any similar Legal Requirements).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 3.15(e).
“Escrow Agent” means PNC Bank, National Association.

“Escrow Agreement” has the meaning set forth in Section 1.5(b).
“Escrow Amount” means an amount equal to the sum of: (a) the Adjustment Escrow Amount; plus (b) the Indemnity Escrow Amount; plus (c) the Special Escrow Amount.
“Escrow Fund” means, at any time, the aggregate funds and other assets then held in the escrow account established by depositing the Escrow Amount with the Escrow Agent in accordance with the Escrow Agreement to: (i) partially secure potential payments owed to Purchaser with respect to any finally determined Downwards Adjustment Amount pursuant to Section 1.7(d)(i); and (ii) partially secure the indemnification obligations of the Indemnitors to the Indemnitees pursuant to Section 11.
“Estimated Adjustment Amount” has the meaning set forth in Section 1.5(a).
“EULA” has the meaning set forth in Section 3.11(f).
“Excluded D&O Amounts” has the meaning assigned to such term in Section 6.8.
“Expense” means any fee, cost, expense, payment, expenditure or Liability.
“Expense Fund” has the meaning set forth in Section 12.1(e).
“Expense Fund Amount” has the meaning set forth in Section 12.1(e).
“Extended Survival Indemnity Escrow Amount” means an amount of remaining Indemnity Escrow Funds following the General Indemnity Escrow Release Date (if any) of up to $3,000,000.
“Extended Survival Claim” means, any Collective Claim arising out of a matter set forth on Part 12.20 of the Disclosure Schedule that has been asserted no later than March 1, 2025, by any Indemnitee against the Indemnitors, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938, as amended.
“Final Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount; plus (b) the Working Capital Surplus Amount; minus (c) the Working Capital Shortfall Amount; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount, in each case, as finally determined in accordance with Section 1.7(b) or Section 1.7(c).
“Financial Statements” has the meaning set forth in Section 3.5(a).
“FIRPTA Certificate” has the meaning set forth in Section 3.8(q).
“Foreign Export and Import Law” means any Legal Requirement of a foreign Governmental Entity regulating exports, imports or re-exports to or from such foreign country, including the export or re-export of any good, service or technical data.

“Foreign Governmental Body” means any foreign Governmental Entity, or any corporation or other Entity owned or controlled in whole or in part by any foreign Governmental Entity or any sovereign wealth fund, excluding any Governmental Entity included in the government of the United States.
“Foreign Investment Clearance” means (i) an express authorization from the French Ministry of Economy pursuant to article L. 151-3 of French Financial and Monetary Code (Code monétaire et financier) on the Contemplated Transactions has been granted, or (ii) the French Ministry of Economy has confirmed in writing that the Contemplated Transactions do not fall within the scope of article L. 151-3 of the French Financial and Monetary Code.
“Foreign Official” means: (a) any officer or employee of a Foreign Governmental Body or any department, agency or instrumentality thereof (including a state-owned or state-controlled Entity); (b) any officer or employee of a public international organization; (c) any Person acting in an official capacity for or on behalf of any such Foreign Governmental Body or department, agency or instrumentality thereof, or for or on behalf of any public international organization or any political party; or (d) any party official or candidate of any party, excluding, in each case, any official of the government of the United States.
“Formation Date” means June 15, 2016.
“Fraud” means, with respect to a Party, fraud as defined by the common law of New York with respect to the making of the representations and warranties pursuant to Section 3 (as qualified by the Disclosure Schedule), Section 4 (as qualified by the Disclosure Schedule) or Section 5 by the Person making such representation or warranty, as applicable.
“French GAAP” means generally accepted accounting principles in France.
“Fully Diluted Share Number” means the sum of, without duplication: (a) the aggregate number of shares of Shares that are issued and outstanding as of immediately prior to the Closing (including any such Shares that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract); plus (b) the aggregate number of Ordinary Shares into which all shares of Series Seed Preferred Shares that are issued and outstanding as of immediately prior to the Closing shall be converted; plus (c) the aggregate number of Ordinary Shares into which all shares of Series A Preferred Shares that are issued and outstanding as of immediately prior to the Closing shall be converted; plus (d) the aggregate number of Ordinary Shares purchasable under or otherwise subject to Warrants; plus (e) the aggregate number of Ordinary Shares purchasable under or otherwise subject to Relevant Company Options; plus (f) the aggregate number of Ordinary Shares purchasable under or otherwise subject to any rights (other than Warrants or Relevant Company Options) to acquire Ordinary Shares (whether or not immediately exercisable) outstanding immediately prior to the Closing; plus (g) the aggregate number of Ordinary Shares that would be issuable upon the conversion of any convertible securities of the Company (other than Series Seed Preferred Shares and Series A Preferred Shares that are issued and outstanding as of immediately prior to the Closing) outstanding immediately prior to the Closing; provided, however, that the Fully Diluted Share Number shall not include any Company Securities cancelled for no consideration at or prior to the Closing pursuant to the Agreement or any other Transaction Document.
“General Indemnity Escrow Amount” means an amount of the Indemnity Escrow Amount equal to $6,800,000.

“General Representation Expiration Time” has the meaning set forth in Section 11.1(a).
“Government Contract” means any: (a) prime contract, grant agreement, cooperative agreement or other type of Contract with a Governmental Entity; or (b) subcontract under any such Contract.
“Governmental Entity” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) national, federal, state, provincial, local, municipal, foreign or other government; (d) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any professional association or quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.
“Hazardous Material” means any: (a) hazardous waste, hazardous substance, toxic pollutant, hazardous air pollutant or hazardous chemical (as any of such terms may be defined under, or for the purpose of, any Environmental Law); (b) asbestos; (c) polychlorinated biphenyl; (d) petroleum or petroleum product; (e) underground storage tank, whether empty, filled or partially filled with any substance; (f) substance the presence of which on the property in question is prohibited under any Environmental Law; (g) substance defined as a pollutant, Contaminant or words of similar import under any Environmental Law; or (h) other substance that under any Environmental Law requires special handling or notification of or reporting to any Governmental Entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal.
“HMRC” has the meaning set forth in Section 3.8(y).
“In-the-Money Company Option” has the meaning set forth in Section 1.4(b).
“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money or with respect to any deposit or advance of any kind (whether long-term or short-term, whether or not represented by a bond, debenture, note or other security or instrument, whether or not convertible into any other security or instrument); (b) all obligations of such Person under any conditional sale or other title retention agreement relating to property acquired by such Person (other than trade accounts payable that were incurred in the ordinary course of business); (c) all obligations of such Person in respect of the deferred purchase price of any property or service (other than current accounts payable that were incurred in the ordinary course of business and are less than 90 days past due); (d) all obligations of such Person to pay rent or other amounts under a lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, in each case, which is required to be classified and accounted for as a capital lease on a balance sheet of such Person prepared in accordance with French GAAP; (e) all outstanding reimbursement obligations of such Person with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Person, in each case, solely to the extent drawn and payable; (f) all fees and expenses of such Person under any agreement with respect to any swap, forward, future or derivative transaction or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument or any economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions; (g) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien (other than a Permitted Lien) on any property or other asset owned by such Person, whether or not the Indebtedness secured thereby has been expressly assumed by such Person; (h) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, any Indebtedness of another Person; and (i) all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless of whether any of the foregoing has been paid as of any time of determination), as a result of the consummation of any of the Contemplated Transactions or any transaction in connection with any lender or securityholder Consent.
“Indemnitee” means each of the following Persons: (a) Purchaser; (b) Purchaser’s current and future controlled Affiliates (including, following the Closing, the Acquired Companies); and (c) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.”
“Indemnitors” means Sellers, including, for the avoidance of doubt, the Warrantholders having exercised their Warrants and/or UK Company Option pursuant to Section 1.1(a), and the Optionholders (other than the holder of the UK Company Option) pursuant to the terms of the Option Surrender Agreement.
“Indemnity Escrow Amount” means $9,800,000.
“Individual Claim” has the meaning set forth in Section 11.6(a).
“Individual Covenant” means (solely with respect to a Seller’s representations, warranties or covenants) any representations, warranties covenant or obligation set forth in Section 1.9, Section 6.4, Section 6.6(b), Section 6.10, Section 6.11(a), Section 6.12, Section 6.13(b) (solely with respect to a Seller who is party to such a Joinder Agreement), Section 6.14, Section 6.15, Section 7.4, Section 12.1(a), Section 12.1(a), or Section 12.8.
“Information Privacy and Security Law” means any Legal Requirement at the Closing Date, relating to the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure of any data, as well as any guidelines and requirements concerning data protection of any applicable Governmental Entity, including (a) the European Regulation n° 2016/679 relating to the processing of Personal Data ("GDPR"), the French data protection act n°78-17 dated 6 January 1978 as modified, together with any implementation legislation or any equivalent legislation of any other applicable jurisdiction, (b) all Legal Requirements applicable to unsolicited commercial communication regulations (anti-spamming regulations), including the Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of Personal Data and the protection of privacy in the electronic communications sector (“directive on privacy and electronic communications”) and established under the French Postal and Electronic Communications Code, together with any implementation legislation or any equivalent legislation of any other applicable jurisdiction, and (c) any data security or cybersecurity Legal Requirement and data breach related Legal Requirement.
“Insider Receivable” has the meaning set forth in Section 3.5(c).
“Insolvency Related Procedure” means any procedure related to insolvency including: a collective procedure such as safeguard procedure (procédure de sauvegarde), an alert procedure (procedure d’alerte), an amicable settlement (procédure de réglement amiable), a reinstatement

(redressement judiciaire), a bankruptcy (cessation des paiements) or court administration (liquidation ou administration judiciaires), moratorium, mediation, conciliation or similar proceedings, all within the meaning of the French Commercial Code, and any similar procedure or proceeding in any other applicable jurisdiction where any Acquired Company does business.
“Institutional Seller” means each of (i) FPCI 360 SQUARE, a fonds professionnel de capital investissement organized under the laws of France, represented by its management company, 360 Capital Partners, a société par actions simplifiée organized under the laws of France, whose registered office is located at 13 avenue de l'Opéra, Paris (75001) and registered with the Paris Trade and Companies Registry under the number 498 943 471; (ii) FPCI Idinvest Digital Fund III, a fonds professionnel de capital investissement organized under the laws of France, represented by its management company, Idinvest Partners, a société anonyme organized under the laws of France, whose registered office is located at 117, avenue des Champs Elysées, Paris (75008) and registered with the Paris Trade and Companies Registry under the number 414 735 175; (iii) FPCI Innovallianz 2, a fonds professionnel de capital investissement organized under the laws of France, represented by its management company, Idinvest Partners, a société anonyme organized under the laws of France, whose registered office is located at 117, avenue des Champs Elysées, Paris (75008) and registered with the Paris Trade and Companies Registry under the number 414 735 175; (iv) FPCI Idinvest Innov FRR France, a fonds professionnel de capital investissement organized under the laws of France, represented by its management company, Idinvest Partners, a société anonyme organized under the laws of France, whose registered office is located at 117, avenue des Champs Elysées, Paris (75008) and registered with the Paris Trade and Companies Registry under the number 414 735 175; (v) FCPI Objectif Innovation Patrimoine n°10, a fonds commun de placement dans l'innovation organized under the laws of France, represented by its management company, Idinvest Partners, a société anonyme organized under the laws of France, whose registered office is located at 117, avenue des Champs Elysées, Paris (75008) and registered with the Paris Trade and Companies Registry under the number 414 735 175; (vi) FCPI Idinvest Patrimoine n°7, a fonds commun de placement dans l'innovation organized under the laws of France, represented by its management company, Idinvest Partners, a société anonyme organized under the laws of France, whose registered office is located at 117, avenue des Champs Elysées, Paris (75008) and registered with the Paris Trade and Companies Registry under the number 414 735 175; and (vii) Axeleo Capital 1, a fonds professionnel de capital investissement organized under the laws of France, represented by its management company, Axeleo Capital, a société par actions simplifiée organized under the laws of France, whose registered office is located at 73 rue de la République, Lyon (69002) and registered with the Lyon Trade and Companies Registry under the number 824 690 002.
“Institutional Seller Claim” has the meaning set forth in Section 11.6(a).
“Intellectual Property” means, collectively: algorithms, application programming interfaces, apparatus, circuit designs and assemblies, gate arrays, IP cores, net lists, photomasks, semiconductor devices, test vectors, databases and data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, Software, Software code (in any form including source code and executable or object code), subroutines, user interfaces, techniques, Domain Names, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which exist under the laws of any jurisdiction in the world, in each case whether registered or unregistered: (a) rights associated with works of authorship, including exclusive exploitation rights, and copyrights; (b) Trademark rights and similar rights; (c) Trade Secret rights and similar rights; (d) Patent and industrial property rights and similar rights; (e) database rights and similar rights; (f) other proprietary rights in Intellectual Property; and (g) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above.
“Interim Balance Sheet” has the meaning set forth in Section 3.5(a).
“Interim Balance Sheet Date” has the meaning set forth in Section 3.5(a).
“Interim Financial Statements” has the meaning set forth in Section 3.5(a).
“Investor Seller” means any Seller that is not an Employee Seller (including for the avoidance of doubt, any Institutional Seller).
“Investor Share” means, with respect to any Institutional Seller, the fraction (a) having a numerator equal to the aggregate amount of consideration that such Institutional Seller is entitled to receive pursuant to Sections 1.3 and (b) having a denominator equal to the aggregate amount of consideration that all Institutional Sellers are entitled to receive pursuant to Sections 1.3.
“ITEPA” has the meaning set forth in Section 3.8(y).
“Joinder Agreement” means the Joinder Agreement in substantially the form of Exhibit D.
“Key Employee” has the meaning set forth in the recitals to the Agreement.
An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual would reasonably be expected to have discovered or otherwise become aware of such fact or other matter under reasonable consultation with such individual’s direct reports. The Company and the Sellers shall be deemed to have “Knowledge” of a particular fact or other matter if any Person identified on Annex 1 to this Exhibit A is deemed to have Knowledge of such fact or other matter.
“Leased Real Property” has the meaning set forth in Section 3.9(b).
“Legal Proceeding” means any action, suit, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Legal Requirement” means any national, federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, guideline, settlement, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Entity or European body, in each case, to the extent that compliance with any of the foregoing is applicable and required.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with French GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, security interest, encumbrance, license, possessory interest, conditional sale or other title retention arrangement, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).
A document or other item of information shall be deemed to have been “Made Available to Purchaser” only if: (a) such document or other item of information was as of 6:00pm ET on February 9, 2021 included (in the appropriate location) in, and properly categorized and indexed in, the virtual data room in connection with the Contemplated Transactions; and (b) the Purchaser’s outside legal counsel had full access to such document or other item of information throughout such period.
“Major Customers” has the meaning set forth in Section 3.21.
“Major Suppliers” has the meaning set forth in Section 3.21.
“Material Adverse Effect” means any change, event, effect, claim or circumstance (each, an “Effect”) that (considered together with any other Effects): (a) has had, or would reasonably be expected to be or to have, a material adverse effect on: the existing business, financial condition or assets of the Acquired Companies, taken as a whole; or (b) that would prevent the Company from consummating the Share Purchase under the terms and conditions of the Agreement; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any adverse Effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a disproportionate effect on the Acquired Companies, taken as a whole, as compared to any of the other companies in the Acquired Companies’ industry(ies); (ii) any adverse Effect resulting directly or indirectly from conditions generally affecting any industry(ies) or industry sector(s) in which the Acquired Companies, taken as a whole, operates or competes, except to the extent such adverse effect has a disproportionate effect on the Acquired Companies, taken as a whole, as compared to any of the other companies in such industry(ies) or industry sector(s); (iii) any adverse Effect resulting directly or indirectly from hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, fires or other disasters and other force majeure events; (iv) any adverse Effect resulting from the announcement, execution or delivery of this Agreement or the pendency or consummation of the Share Purchase, including any disruption in (or loss of) supplier, service provider, partner or similar relationships or any loss of employees; (v) any adverse Effect resulting directly or indirectly from any change in accounting requirements or principles or any change in applicable Legal Requirement or the interpretation thereof; (vi) any act of terrorism, war or other armed hostilities, any regional, national or international calamity or natural disaster, any pandemic, epidemic or disease outbreak (including COVID-19), except to the extent such events have a disproportionate effect on the Acquired Companies, taken as a whole, as compared to any similarly situated companies in the Acquired Companies’ industry (vii) any adverse effect resulting directly or indirectly from (x) any action taken by Acquired Companies, taken as a whole, at Purchaser’s direction, (y) any action referred to in Section 6.2 taken by the Acquired Companies, taken as a whole, with Purchaser’s consent, (z) the failure to take any action referred to in Section 6.2 that was not taken by the Acquired Companies, taken as a whole, because Purchaser withheld its consent; (viii)  the failure of the Acquired Companies, taken as a whole, to meet internal expectations or projections; or (ix) any adverse Effect resulting directly from any breach by Purchaser of any provision of this Agreement.
“Material Contract” means: (a) each Contract listed or required to be listed in (or expressly exempted from the disclosure requirements for) Part 3.11(a), Part 3.11(b), Part 3.11(f) or Part 3.11(n) of the Disclosure Schedule; (b) each Real Property Lease; and (c) each of the following:
(i)        each Company Contract with any Person providing for the supply of any products or services to any of the Acquired Companies and, together with all other Company Contracts involving such Person or any of such Person’s Affiliates, providing for payments by any one or more Acquired Companies, individually or in the aggregate, in excess of €100,000 in any fiscal year;
(ii)    each Company Contract with any Person that contemplates or involves: (A) the payment or delivery of cash or other consideration by any Acquired Company in an amount or having a value in excess of €100,000 individually, or €250,000 in the aggregate when taken together with all other Company Contracts involving such Person or any of such Person’s Affiliates; or (B) the performance of services having a value in excess of €100,000 individually, or €250,000 in the aggregate when taken together with all other Company Contracts involving such Person or any of such Person’s Affiliates;
(iii)    any Company Contract with, or for the material benefit of, any stockholder, director, officer or management-level employee of any Acquired Company, or any member of such Person’s immediate family or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person, but excluding any Contract that terminates or expires in its entirety as of the Closing without liability on the part of any Acquired Company (in each case, other than contracts providing for employment and benefit arrangements entered into in the ordinary course of business and on an arms’ length basis or ownership of less than 1% of the outstanding publicly traded shares of any publicly traded company);
(iv)    each Company Contract imposing a material restriction on any Acquired Company: (A) to engage, participate or compete in any line of business, market or geographic area; (B) to engage in any material aspect of an Acquired Company’s business; (C) transact business or deal in any exclusive manner with any other Person, including any Company Contract that contains any “most favored nation” or “most favored customer” or similar provision; (D) to solicit or hire any prospective employee, consultant, contractor, customer or supplier (other than in the ordinary course of business); or (E) provides any exclusive right to a Channel Partner;
(v)     each Company Contract with a Major Supplier;
(vi)    each Company Contract with a Major Customer;

(vii)    each Company Contract: granting any exclusive right, right of first refusal or right of negotiation to license, market, distribute, sell or deliver any Company Product;
(viii)    each Company Contract creating or involving any material agency relationship, Channel Partner arrangement or franchise relationship;
(ix)    each Company Contract providing for any joint venture, partnership or sharing of profits;
(x)    each Company Contract providing for any transaction in which any Acquired Company (or any Subsidiary of an Acquired Company) merged or was consolidated with any other Person, acquired any securities or assets of another Person or otherwise acquired any ownership rights to any Company Product or any Acquired Company IP;
(xi)    each Company Contract between any Acquired Company and any Company Associate pursuant to which: (A) benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of any of the Contemplated Transactions (whether alone or upon the occurrence or existence of any additional event or circumstance); (B) any Acquired Company is or would reasonably be expected to become obligated to make any severance, termination, retention, gross-up or similar payment to any Company Associate; or (C) any Acquired Company is or would reasonably be expected to become obligated to make any bonus, incentive compensation or similar payment (other than in respect of ordinary course salary or wages, and payments that will not and would not reasonably be expected to exceed €25,000 in any 12-month period) to any Company Associate;
(xii)    each Company Contract with any labor union or association or similar body representing or purporting to represent any employee of any Acquired Company;
(xiii)    each Company Contract providing for or otherwise contemplating: (A) the sale or other disposition of any of the assets of any Acquired Company, other than in the ordinary course of business; or (B) the grant to any Person of any right to purchase any of the assets of any Acquired Company;
(xiv)    each outstanding power of attorney executed by or on behalf of any Acquired Company;
(xv)    each Company Contract providing for indemnification of any current, former or future officer, director, employee or agent of any Acquired Company;
(xvi)    each Company Contract providing for any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Company or imposing a Lien on any of the assets of any Acquired Company;
(xvii)    each Acquired Company Government Contract;

(xviii)    each Company Contract providing for the acquisition, issuance or transfer of any securities or affecting or dealing with any securities of any Acquired Company, including any restricted share agreement or escrow agreement and any underwriting or other agreement providing for any actual or potential offering of securities; and
(xxi)    each Company Contract pursuant to which any management, monitoring, transaction, advisory or similar fee is, or at or prior to the Closing will become, payable to any securityholder of the Company or any of Affiliate of any securityholder of the Company.
“Minor Claim Threshold” has the meaning set forth in Section 11.3a)i).
“Non-Recourse Party” has the meaning set forth in Section 12.12.
“Notice of Claim” has the meaning set forth in Section 11.6(a).
“Objection Notice” has the meaning set forth in Section 1.7(b).
“Objection Period” has the meaning set forth in Section 1.7(b).
“Open Source Code” means any software that is distributed or made available under “open source” or “free software” terms, including any software distributed or made available under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any software distributed or made available with any license term or condition that: (a) imposes or could impose a requirement or condition that any licensee grant a license under its Patent rights or that any software or part thereof be (i) disclosed, distributed or made available in source code form, (ii) licensed for the purpose of making modifications or derivative works or (iii) redistributable at no charge; or (b) otherwise imposes or could impose any other limitation, restriction or condition on the right or ability of the licensee to use, distribute or make available its own software or any software derived from the software distributed or made available under such license term or condition.
“Option Grant Date” has the meaning set forth in Section 3.2(d)(ii).
“Order” means any order, writ, injunction, judgment, edict, decree, ruling or award of any arbitrator or any court or other Governmental Entity.
“Ordinary Shares” means, collectively, the 95,163 ordinary shares issued by the Company at a par value of 1 euro per Ordinary Share on the date hereof, and the ordinary shares to be issued by the Company prior to Closing Date upon exercise of the Warrants and conversion of the Preferred Shares.
“OSA” means the 1,554 share subscription options (options de souscription d’actions) issued by the Company pursuant to the OSA Plans.
“OSA Plans” means the Company share subscription option (options de souscription d’actions) plan designated “OSA 2020-1” and “OSA 2020-2” approved by the President upon authorization of the Company’s shareholders.
“Patent” means any patent (including any utility, utility model, plant or design patent or certificate of invention), patent application (including any addition, provisional, national, regional or international application, as well as any original, continuation, continuation-in-part, divisional, continued prosecution application, reissue, review or re-examination application), patent or invention disclosure, registration, application for registration or any term extension or other governmental action which provides any right beyond the original expiration date of any of the foregoing.
“Payable Amount” has the meaning set forth in Section 11.6(b).
“Payment Agent” means PNC Bank, National Association.
“Payoff Letter” has the meaning set forth in Section 6.9.
“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as it may be revised from time to time.
“Permit” means: any permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, variance, sanction, exemption, Order, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Legal Requirement.
“Permitted Lien” means: (a) any statutory lien to secure non-delinquent obligations to landlords, lessors or renters under leases or rental agreements; (b) any deposit or pledge made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (c) any statutory lien in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and any other like lien; (d) any easement, right of way or other matter on record, zoning ordinance, utility company right, franchise or other similar encumbrance affecting real property, which does not individually or in the aggregate with all other easements, rights of way or other matters on record, zoning ordinances, utility company rights, franchises or other similar encumbrances (i) interfere with the use of such real property for its intended purposes in the ordinary course of the business at such location or (ii) materially impair the value of such real property; and (e) any minor imperfection of title or similar lien, charge or encumbrance which, individually or in the aggregate with all other such imperfections, liens, charges and encumbrances, does not materially impair the value of the property subject to such imperfections, liens, charges or encumbrances or the use of such property in the conduct of the business of the Acquired Companies.
“Person” means any natural person, Entity or Governmental Entity.
“Personal Data” means: (a) any defined by the GDPR, the EDPB’s Guidelines, the French Data protection authority’s guidelines and by case law as Personal Data; (b) any information that is governed, regulated or protected by any Legal Requirement concerning the privacy, data protection, processing, use, disclosure, transfer, protection or security of Personal Data; and (c) any information that is covered by PCI DSS.
“Pre-Closing Financial Statements” has the meaning set forth in Section 6.1(b).
“Pre-Closing Period” has the meaning set forth in Section 6.1(a).
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Preferred Shares” means the Series Seed Preferred Shares and Series A Preferred Shares.
“Pro Rata Share” means, with respect to any Indemnitor, the fraction (a) having a numerator equal to the aggregate amount of consideration that such Indemnitor is entitled to receive pursuant to Sections 1.4(b) and 1.3 and (b) having a denominator equal to the aggregate amount of consideration that all Indemnitors are entitled to receive pursuant to Sections 1.4(b) and 1.3.
“Purchaser” has the meaning set forth in the introductory paragraph of the Agreement.
“Purchaser Cure Period” has the meaning set forth in Section 10.1(f).
“Purchaser Payments” has the meaning set forth in Section 7.2.
“Purchaser Plans” has the meaning set forth in Section 6.17(b).
“Real Property Lease” has the meaning set forth in Section 3.9(b).
“Registered IP” means any Intellectual Property Right that is registered, filed, issued or granted under the authority of, with or by, any Governmental Entity (or other registrar in the case of Domain Names), including any Patent, registered copyright or integrated circuit topography, registered Trademark, registered design, Domain Name and any application for any of the foregoing.
“Related Party” means: (a) any stockholder of the Company; (b) any current Company Associate; (c) any member of the immediate family of any stockholder of the Company or director or officer of an Acquired Company; (d) any Entity which is a controlled Affiliate of any Person referred to in clause “(a),” “(b)” or “(c)” of this sentence; or (e) any trust or other Entity (other than any Acquired Company) in which any one of the Persons referred to in clauses “(a),” “(b),” “(c)” or “(d)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, financial or equity interest.
“Remaining Collective Claim Retained Amount” has the meaning set forth in Section 11.6(h)(i).
“Remaining Extended Survival Retained Amount” has the meaning set forth in Section 11.6(h)(iii).
“Remaining Individual Claim Retained Amount” has the meaning set forth in Section 11.6(h)(ii).
“Representative Losses” has the meaning set forth in Section 12.1(f).
“Representatives” means officers, directors, managers, employees, agents, attorneys, accountants, advisors and representatives. The term “Representatives” shall be deemed to include current and future “Representatives” from time to time.
“Response Date” has the meaning set forth in Section 1.7(b).
“Response Notice” has the meaning set forth in Section 11.6(b).
“Restricted Period” shall mean the period commencing on the Closing Date and ending on the second anniversary of the Closing Date.

“Restricted Territory” shall mean: (a) France, United Kingdom and United States; (b) each political subdivision, territory or possession of any of the countries identified in clause “(a)”; and (c) each country, province, territory or other jurisdiction throughout the world in which any Acquired Company carried on business or in which the Company Products were used, sold or are available for use or sale at any time prior to the Closing Date.
“Sale Shares” has the meaning set forth in the recitals to the Agreement.
“Section 280G” has the meaning set forth in Section 7.2.
“Section 280G Payments” has the meaning set forth in Section 7.2.
“Securityholders’ Agreements” means the agreements listed in Schedule 6.6(a).
“Seller Cure Period” has the meaning set forth in Section 10.1(e).
“Sellers” has the meaning set forth in the introductory paragraph of the Agreement.
“Sellers’ Representative” has the meaning set forth in Section 12.1(a).
“Series A Preferred Shares” means, collectively, the 63,569 preferred shares series A (actions de préférence de catégorie A) issued by the Company, at a par value of 1 euro per Preferred Share Series A.
“Series Seed Preferred Shares” means, collectively, the 30,489 preferred shares series seed (actions de préférence de catégorie Seed) issued by the Company, at a par value of 1 euro per Preferred Share Series Seed.
“Sexual Misconduct Allegation” has the meaning set forth in Section 3.15(q).
“Share Purchase” has the meaning assigned to such term in the recitals to the Agreement.
“Shares” has the meaning set forth in the recitals to the Agreement.
“Software” means computer software, firmware, data files, source and object codes, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.
“Special Escrow Amount” means $3,150,000.
“Special Escrow Expiration Time” has the meaning set forth in Section 11.6(g)(iii).
“Specified Business Contact” means, with respect to any Seller: (a) any Person known by the Institutional Seller, or would reasonably be expected to be known by the Institutional Seller who: (i) was or is expected to become a user of any Company Product on or prior to the Closing Date; or (ii) had or is expected to have a business relationship with any Acquired Company on or prior to the Closing Date; and (b) any Person: (i) who: (A) was or is expected to become a user of any product or service of the Business; or (B) that had or is expected to have a business relationship with Purchaser or any Affiliate of Purchaser relating to the Business, in each case, at any time during the Restricted Period (in each case, only to the extent, known by the Seller, or would reasonably be expected to be known by the Seller); and (ii) with whom such Seller has or had contact (or as to whom such Seller obtains or obtained confidential information concerning the business relationship or potential business relationship between such Person and Purchaser or any Affiliate of Purchaser) at any time during the Restricted Period.
“Specified Competitor” means: (a) each of Qualys, Semperis, Varonis, Quest and Stealthbits, and each division, parent company and Subsidiary thereof; and (b) each of the Entities that does business as any of the “doing business as”, fictitious or trade names set forth in clause “(a)” above, and each division, parent company and Subsidiary of such Entities.
“Specified Individual” means, any person set forth on Schedule 12.1.
“Specified Representations” means: (a) the representations and warranties set forth in Sections 3.1(a)-(b), 3.1(d), and 3.1(h) (Organizational Matters), 3.2(a)(i), 3.2(a)(ii), 3.2(b)(i), 3.2(b)(ii) (other than clauses “(H)” and “(J)” thereof), 3.2(c)(i), 3.2(c)(ii) (other than clause “(H)” thereof), 3.2(d), and 3.2(h) (Capital Structure), 3.3 (Authority and Due Execution), 3.4(a)(i), 3.4(a)(ii) and 3.4(c) (Non-Contravention and Consents), 3.14 (Brokers’ and Finders’ Fees), and 4 (Representations and Warranties of Sellers); (b) the representations and warranties set forth in the Sellers Closing Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.
“Stipulated Amount” has the meaning set forth in Section 11.6(e).
“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.
An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or ownership interests in such Entity.
“Tax” includes: (a) any tax, assessment, unclaimed property, fee or other governmental charge imposed by any Governmental Entity or Taxing Authority, including any foreign, national, federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax, profits tax, severance tax, personal property tax, real property tax, sales tax, value added tax, license tax, goods and services tax, service tax, transfer tax, use tax, excise tax, escheat, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, custom duties, registration duties, occupation tax, payroll tax, employment tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax or other tax of any kind whatsoever; (b) any interest, fine, penalty or addition to tax imposed by a Governmental Entity in connection with any item described in the immediately preceding clause “(a)”; and (c) any Liability in respect of any item described in clause “(a)” or clause “(b)” above, regardless of whether such Liability arises by reason of a Contract, assumption, operation of a Legal Requirement, imposition of transferee or successor liability or otherwise and, in the case of each of clauses “(a),” “(b)” and “(c),” regardless of whether any item described therein is disputed or not.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity or subdivision, including any governmental or quasi-Governmental Entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.
“Threshold Amount” has the meaning set forth in Section 11.3a)i).
“Trade Secret” means any trade secret or confidential information, including any source code, documentation, know how, process, technology, formula, customer list, business or marketing plan, invention (whether or not patentable) and marketing information that constitute a trade secret.
“Trademark” means any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, corporate name, right in business or get-up or other source or business identifier (in each case whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill associated with any of the foregoing.
“Transaction Documents” means, collectively, the Agreement, the Release, the Escrow Agreement, the Closing Consideration Spreadsheet, the resignations described in Section 6.8, the Closing Consideration Spreadsheet Certificate, the Company Closing Certificate, and each other agreement, certificate or document referred to in the Agreement or to be executed in connection with any of the Contemplated Transactions.
“Treasury Regulations” means the United States Department of the Treasury regulations promulgated under the Code.
“UK Company Option” means the Relevant Company Option granted pursuant to an EMI sub-plan of the OSA Plans to Naresh Kapoor in respect of 1,100 shares of the Company.
“U.S. Export and Import Law” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR Parts 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR Parts 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Legal Requirements administered by Customs and Border Protection (19 CFR Parts 1-199) or any other U.S. Legal Requirement regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.
“U.S. Subsidiary” means Alsid Inc., a Delaware corporation.
“Unresolved Collective Claim” means, at any time, any Collective Claim that has been asserted by any Indemnitee against the Indemnitors, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Collective Claim Retained Amount” has the meaning set forth in Section 11.6(g)(i).
“Unresolved Dispute” has the meaning set forth in Section 11.6(f).
“Unresolved Extended Survival Claims” means, at any time, any Collective Claim arising out of a matter set forth on Part 12.20 of the Disclosure Schedule that has been asserted by any Indemnitee against the Indemnitors, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Individual Claim” means, at any time, any Individual Claim that has been asserted by any Indemnitee against any Indemnitor, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Individual Claim Retained Amount” has the meaning set forth in Section 11.6(g)(i).
“Unresolved Institutional Seller Claim” means, at any time, any Institutional Seller Claim that has been asserted by any Indemnitee against the Institutional Sellers, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Institutional Seller Claim Retained Amount” has the meaning set forth in Section 11.6(g)(iii).
“Upwards Adjustment Amount” has the meaning set forth in Section 1.7(d)(ii).
“Warrant(s)” means, collectively, all warrants of the Company exercisable for Shares, including the BSA and BSPCE issued by the Company and outstanding.
“Warrant Exercise Expiration Date” has the meaning assign to such term in Section 1.1(a).
“Warrant Grant Date” has the meaning set forth in Section 3.2(c)(ii).
“Warrant Plans” means, collectively, the BSA Plans and the BSPCE Plans.
“Warrant Share” has the meaning assign to such term in Section 1.1(a).
“Warrantholder” has the meaning assign to such term in Section 1.1(a).
“Working Capital Shortfall Amount” means the amount, if any, by which the Working Capital Target Amount exceeds the Closing Working Capital Amount.

“Working Capital Surplus Amount” means the amount, if any, by which the Closing Working Capital Amount exceeds the Working Capital Target Amount.
“Working Capital Target Amount” means $1,600,000.